

Fellow Shareholders,

Innodata had a fantastic 2024, almost *doubling* our revenues organically year-over-year and solidifying our position at the forefront of the generative AI revolution. We believe we are now an integral part of the ecosystem enabling the push toward artificial general intelligence or AGI and within a few years the progression to "artificial superintelligence" or ASI.

On the Precipice of Transforming the World

Although it seems like hyperbole, we truly believe generative AI has placed humankind at the precipice of wholesale transformation of our world. Consequently, despite experiencing exceptional growth last year, Innodata finds itself at the very beginning of a global trend that we expect will propel our growth trajectory forward for the foreseeable future. The evidence of this unprecedented transformation is all around us. In less than two and a half years since its launch, 10% of the world's population is now using ChatGPT and the adoption rate of large language models (LLMs) is growing at a geometric rate.[1]

As early as last year, we believed the goal of the big techs' generative AI innovation race was to create AI models that could perform in a manner indistinguishable from humans (sometimes referred to as "artificial general intelligence" or AGI). At that time, this goal seemed elusive and far in the future. Now we anticipate the release of very strong generative AI models that have the potential to exhibit AGI perhaps as soon as this year. We now believe the AI built over the next five years will achieve *superhuman* capabilities. In the coming world of "artificial superintelligence" (ASI), humans will have the capability to make decisions with the help of a seemingly divine intelligence and innovation could happen at lightning speed.

Today's AI generates text and images in response to human (or system) prompts. Tomorrow's AI will be context-aware, infused with domain/expert knowledge, independently reason, and develop and execute end-to-end plans of action both in isolation and in concert with other AI. This is often referred to as agentic AI.

Our Strategy and Progress

We find ourselves in the enviable position of having the expertise, credibility and relationships to help enable the world's largest technology companies and leading enterprises to create and capitalize on the AI future described above.

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[1] Paris, M. (2025, April 12). *ChatGPT hits 1 billion users? 'Doubled in just weeks' says OpenAI CEO*. Forbes. www.forbes.com

Innodata now plays an essential role in the generative AI ecosystem as a result of a strategic decision we made in 2023 to pivot our organization's focus to servicing generative AI development and deployment. We have developed a broad range of advanced services designed to support the full lifecycle of large-scale AI systems. These include data collection, red teaming, benchmarking, and evaluation, as well as more advanced multimodal fine-tuning and human preference optimization solutions. We also launched development of our Generative AI Test and Evaluation Platform, which is intended to provide enterprise-grade continuous model evaluation and benchmarking.

In parallel, we deepened our linguistic and dialect coverage and expanded our network of global domain experts - bringing additional subject-matter expertise verticals. We believe these investments further strengthen our ability to serve as a trusted partner to organizations deploying cutting-edge, scalable, and safe AI solutions in increasingly complex real-world settings.

We expanded our "AI for enterprise" program capabilities, developing solution architectures that can help organizations across industries reimagine core workflows. From vision workshops and AI strategy consulting to implementation and beyond, we believe we are positioned to support enterprises at various steps of their AI journeys. This includes building GenAI-powered copilots, enterprise knowledge assistants, automated document processes, and other digital transformation solutions that drive measurable ROI, productivity, and operational transformation.

We also expanded our capabilities to support more advanced use cases—positioning ourselves to help customers deploy AI in contexts that demand specialized multimodal training data, deep domain expertise, rigorous safety and quality frameworks, and more.

These efforts bore fruit as we landed a significant customer, one of the "Magnificent 7", who is at the forefront of developing frontier generative AI models. From an initial contract value of up $8.0 million in 2023, we grew this significant customer to approximately $135 million in annualized run rate revenues as of our February 2025 earnings call. This assignment allowed us to showcase the quality of our work, breadth of our capabilities and sophistication of our expertise in the generative AI space.

Now, we are supporting some of the world's leading companies, including five of the "Magnificent 7," because of our ability to deliver enterprise-grade training data with astonishing accuracy, scale, and domain expertise. Enterprises can turn to Innodata when their in-house resources or competitor vendors fall short—especially for high-volume, high-complexity projects that require domain expertise, rapid scaling, or stringent quality standards. But our value doesn't stop at traditional and generative AI development. For enterprises looking to harness AI across their operations, Innodata provides full end-to-end support—from early-stage vision workshops and strategic consulting to implementation, deployment, and post-launch evaluation.

Looking to 2025 and Beyond

Building on our success, in 2025 we will be investing in new solutions and capabilities that we believe will enable us to continue to be the partner of choice for the world's leading technology companies. Our strategic priorities for 2025 include:

(1) Creating progressively more robust capabilities to feed the data requirements of models designed to deliver AGI and ASI.

We believe the road to AGI, and eventually ASI, will be paved with data. We believe data requirements will be increasingly diverse and complex: meta-learning and reasoning data; computer use, agentic and operator data; domain-specific data; industry-specific data; and data for world modeling and simulation.

These data requirements fall squarely within Innodata's core competency to source, create, and deliver across a wide range of modalities, languages, and specialized domains. Our services span the full data lifecycle—from annotation and collection to demonstration data creation and human preference optimization and beyond—in addition to AI technical consulting—equipping clients to build, fine-tune, scale, and adopt advanced AI systems with confidence. Innodata leverages a global workforce of over 6,000 full-time professionals across domains, including experts with advanced academic credentials, to ensure the integrity, relevance, and accuracy of the data we provide. Our workflows are tailored to meet the demands of high-complexity sectors such as medical, finance, legal, and others.

Innodata's solutions are designed to integrate seamlessly into our clients' AI development pipelines, including applications involving supervised fine-tuning, reinforcement learning from human feedback (RLHF), AI red teaming, and more. Our quality assurance processes, and human-in-the-loop practices, are structured to reduce error rates, improve quality, support model alignment, and enhance performance across a wide range of use cases.

We believe we are well positioned to solidify and extend the relationships we now have with our eight Big Tech customers this year by serving their needs for complex data, delivered at high quality, economically, and on-time.

At the same time, we are targeting dozens of potential new customers we believe are also investing significantly over the next few years in building high-performing foundation models of the future.

It is generally accepted that the most highly performing models will result from high-quality, large-scale, highly consistent, and diverse supervised fine-tuning data. Our customer base is spending billions on their generative AI initiatives and would not trust just anybody for this critical task. Our track record of proven success makes us an ideal partner.

(2) Building new solutions around Agentic AI for our Big Tech customers as well as our enterprise customers.

Agentic AI refers to artificial intelligence systems that can autonomously initiate and carry out complex tasks in pursuit of specified goals, with minimal ongoing human input. These systems go beyond reactive execution—they exhibit goal-oriented behavior, make decisions, adapt to changing contexts, and take initiative to achieve outcomes.

In contrast to traditional AI, which typically responds to prompts or instructions, agentic AI is designed to operate with a degree of independence, managing multi-step processes, reasoning through uncertainty, and dynamically adjusting actions based on feedback. It represents a shift from AI as a tool to AI as a collaborator—one that can understand objectives, plan strategically, and act accordingly.

We believe human knowledge, captured as data and used to train models, will be the key to building agentic AI ecosystems over the next several years. Much of this uncaptured, but useful, data does not exist explicitly today, such as how to execute a multi-step process using a series of websites or how to reason through complex domain-specific problems.

We intend to develop tools to broadly capture human knowledge across an ever-expanding suite of diverse difficult tasks and to perform this service on behalf of Big Tech customers, AI labs, independent software vendors (ISVs), infrastructure companies, governmental entities and vertically oriented companies.

Enterprise digital data is widely considered the world's "new natural resource", and within this we believe lies the potential to augment human productivity and enhance complex decision-making (as well as defeat cancer, reverse climate change, manage the complexities of the global economy, to name a few). Within the enterprise, however, much of this growing body of digital data is not yet suitable for fine-tuning models or agents or for incorporating into LLM prompts. It exists only in unmanaged data arrays and silos. We believe that models introduced within the next year will increasingly be open source, so enterprises can improve upon them and customize them – provided the data is ready. In conjunction with improvements in the cost of inferencing, we believe this will catalyze innovation. We plan to assist enterprises in everything from preparing and refining their raw data to helping them build (and monitor the performance of) AI agents.

(3) Providing innovative solutions for trust and safety for Big Techs and enterprises that anticipates and addresses the challenges of agentic AI workflows.

We believe the rapid adoption of agentic and multi-agent systems will push us to a new phase of complexity when it comes to trust and safety. Unlike today's more predictable, single-agent systems, these new architectures will be made up of highly autonomous, often collaborative, agents that can interact dynamically across organizational and domain boundaries and with a wide array of tools, APIs, databases, and LLMs. The attack surface grows exponentially, introducing new and nuanced risks. At the heart of the shift is autonomy - agents making decisions independently, often chaining together or delegating tasks across networks of other agents. This introduces emergent behaviors that are harder to anticipate and monitor in real time. These multi-agent systems will demand a new layer of safeguards that understand intent, enforce proper tool usage, and keep agents on-task and contextually grounded. These are challenges we intend to address.

(4) Aggressively invest in our organization to accelerate our growth

We believe we have a blue-sky growth opportunity ahead of us. We intend to broadly and aggressively invest in our organization to add talent, technologies and capabilities to capitalize on the growth possibilities ahead of us. We expect that the capital light nature of our business model and scalability of our organization will allow us to show strong growth in earnings and cash flows, despite these investments, and should position us for continued growth for the foreseeable future.

Giving Back

In 2024 we continued to extend our i-Hope Program building computer labs at mostly primary and secondary schools across India, the Philippines, and Sri Lanka. The idea of this program, launched in 2016, is to harness the energies and talents of our staff to help provide a technology education to children in economically disadvantaged communities so that they may thrive in an increasingly AI-driven world.

We achieved our original goal of providing computer literacy to 25,000 children by 2025 ahead of schedule in the third quarter of 2023, bringing the total beneficiaries to approximately 40,400 children, well above our original target. We continued our efforts in 2024, and since launching our i-Hope Program have contributed over 3,700 person-days to this and other CSR programs. As a result of our work, approximately 42,500 children have now become more technology-proficient and better equipped to seize opportunities in the AI era. Our efforts have been widely recognized, and we have received many prestigious awards.

Our Commitment

I could not be prouder of our employees' hard work, dedication and contributions to Innodata. Our collective commitment to delivering customer success remains unwavering. There are immense opportunities in front of us, and we will be working together to capture these and create an even brighter future.

We could not be more excited about the opportunities that lie ahead. We believe Innodata is poised for continuing growth, and we are confident that the company's phenomenal performance in 2024 was just a steppingstone to an even more ambitious future.

Leadership in AI is widely recognized as a matter of national and economic security. The nations that successfully compete in AI innovation will have leading roles on the world stage. AI leadership is similarly an existential issue for the mega tech companies. As such, we do not believe that short term business cycles or trade policies have much of an impact on our business prospects.

We executed our strategy flawlessly in 2024. We intend to do so again in 2025.

Thank you for your continued support and confidence in Innodata.

Very truly yours,

Jack S. Abuhoff
President & CEO
April 25, 2025

Forward-Looking Statements

This letter may contain certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These forward-looking statements include, without limitation, statements concerning our operations, economic performance, financial condition, developmental program expansion and position in the generative AI services market. Words such as "project," "forecast," "believe," "expect," "can," "continue," "could," "intend," "may," "should," "will," "anticipate," "indicate," "guide," "predict," "likely," "estimate," "plan," "potential," "possible," "promises," or the negatives thereof, and other similar expressions generally identify forward-looking statements.

These forward-looking statements are based on management's current expectations, assumptions and estimates and are subject to a number of risks and uncertainties, including, without limitation, impacts resulting from ongoing geopolitical conflicts, including between Russia and Ukraine, Hamas' attack against Israel and the ensuing conflict and increased hostilities between Hezbollah and Israel and Iran and Israel; investments in large language models; that contracts may be terminated by customers; projected or committed volumes of work may not materialize; pipeline opportunities and customer discussions which may not materialize into work or expected volumes of work; the likelihood of continued development of the markets, particularly new and emerging markets, that our services support; the ability and willingness of our customers and prospective customers to execute business plans that give rise to requirements for our services; continuing reliance on project-based work in the Digital Data Solutions ("DDS") segment and the primarily at-will nature of such contracts and the ability of these customers to reduce, delay or cancel projects; potential inability to replace projects that are completed, canceled or reduced; our DDS segment's revenue concentration in a limited number of customers; our dependency on content providers in our Agility segment; our ability to achieve revenue and growth targets; difficulty in integrating and deriving synergies from acquisitions, joint ventures and strategic investments; potential undiscovered liabilities of companies and businesses that we may acquire; potential impairment of the carrying value of goodwill and other acquired intangible assets of companies and businesses that we acquire; a continued downturn in or depressed market conditions; changes in external market factors; the potential effects of U.S. global trading and monetary policy, including the interest rate policies of the Federal Reserve; changes in our business or growth strategy; the emergence of new, or growth in existing competitors; various other competitive and technological factors; our use of and reliance on information technology systems, including potential security breaches, cyber-attacks, privacy breaches or data breaches that result in the unauthorized disclosure of consumer, customer, employee or Company information, or service interruptions; and other risks and uncertainties indicated from time to time in our filings with the Securities and Exchange Commission.

Our actual results could differ materially from the results referred to in any forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the risks discussed in Part I, Item 1A. "Risk Factors," Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other parts of our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 24, 2025, as updated or amended by our other filings that we may make with the Securities and Exchange Commission. In light of these risks and uncertainties, there can be no assurance that the results referred to in the forward-looking statements will occur, and you should not place undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date hereof.

We undertake no obligation to update or review any guidance or other forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by the U.S. federal securities laws.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-35774

INNODATA INC.
(Exact name of registrant as specified in its charter)

Delaware	**13-3475943**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
55 Challenger Road **Ridgefield Park, New Jersey**	**07660**
(Address of principal executive offices)	(Zip Code)

(201) 371-8000
(Registrant's telephone number)

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	INOD	The Nasdaq Stock Market LLC

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ Smaller reporting company ☑
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant (based on the closing price reported on The Nasdaq Stock Market on June 30, 2024) was $400,569,838.

The number of outstanding shares of the registrant's Common Stock, $.01 par value, as of February 17, 2025 was 31,299,728.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the 2025 Annual Meeting of Stockholders are incorporated by reference in Items 10,11,12,13 and 14 of Part III of this Form 10-K.


INNODATA INC.

Form 10-K
For the Year Ended December 31, 2024

TABLE OF CONTENTS


PART I

Cautionary Note Regarding Forward-Looking Statements

Disclosures in this Annual Report on Form 10-K (this "Report") contain certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These forward-looking statements include, without limitation, statements concerning our operations, economic performance, financial condition, developmental program expansion and position in the generative AI services market. Words such as "project," "believe," "expect," "can," "continue," "could," "intend," "may," "should," "will," "anticipate," "indicate," "predict," "likely," "estimate," "plan," "potential," "possible," or the negatives thereof, and other similar expressions generally identify forward-looking statements.

These forward-looking statements are based on management's current expectations, assumptions and estimates and are subject to a number of risks and uncertainties, including, without limitation, impacts resulting from ongoing geopolitical conflicts, including between Russia and Ukraine, Hamas' attack against Israel and the ensuing conflict and increased hostilities between Hezbollah and Israel and Iran and Israel; investments in large language models; that contracts may be terminated by customers; projected or committed volumes of work may not materialize; pipeline opportunities and customer discussions which may not materialize into work or expected volumes of work; the likelihood of continued development of the markets, particularly new and emerging markets, that our services support; the ability and willingness of our customers and prospective customers to execute business plans that give rise to requirements for our services; continuing reliance on project-based work in the Digital Data Solutions (DDS) segment and the primarily at-will nature of such contracts and the ability of these customers to reduce, delay or cancel projects; potential inability to replace projects that are completed, canceled or reduced; our DDS segment's revenue concentration in a limited number of customers; our dependency on content providers in our Agility segment; the Company's ability to achieve revenue and growth targets; difficulty in integrating and deriving synergies from acquisitions, joint ventures and strategic investments; potential undiscovered liabilities of companies and businesses that we may acquire; potential impairment of the carrying value of goodwill and other acquired intangible assets of companies and businesses that we acquire; a continued downturn in or depressed market conditions; changes in external market factors; the potential effects of U.S. monetary policy, including the interest rate policies of the Federal Reserve; changes in our business or growth strategy; the emergence of new, or growth in existing competitors; various other competitive and technological factors; our use of and reliance on information technology systems, including potential security breaches, cyber-attacks, privacy breaches or data breaches that result in the unauthorized disclosure of consumer, customer, employee or Company information, or service interruptions; and other risks and uncertainties indicated from time to time in our filings with the Securities and Exchange Commission.

Our actual results could differ materially from the results referred to in forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the results referred to in the forward-looking statements will occur, and you should not place undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date hereof.

We undertake no obligation to update or review any guidance or other forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by the federal securities laws.

Item 1.   Business.

Business Overview

Innodata Inc. (Nasdaq: INOD) (including its subsidiaries, the "Company", "Innodata", "we", "us" or "our") is a leading data engineering company. Our mission is to help the world's most prestigious companies deliver the promise of ethical, high-performing artificial intelligence ("AI"), which we believe will contribute to a safer and more prosperous world.

Innodata was founded on a simple idea: engineer the highest quality data so organizations across broad industry segments could make smarter decisions. Today, we believe that we're delivering the highest quality data for some of the world's most innovative technology companies to use to train the AI models of the future.

AI holds the promise that computers can perceive and understand the world, enabling products and services that would have been previously unimaginable and impossible with traditional coding. AI learns from data, and the highest-performing AI will have learned from the highest-quality data. We believe that we can contribute meaningfully by harnessing our capabilities, honed over 35 years, in collecting and annotating data at scale with consistency and high accuracy.

We're also helping companies deploy and integrate AI into their operations and products and providing innovative AI-enabled industry platforms, helping ensure that our customers' businesses are prepared for a world in which machines augment human activity in ways previously unimaginable.

Market Opportunities

AI Data Preparation

AI applications are *trained* with large quantities of data, unlike traditional computer applications that use languages such as Python and Java to tell computers what to do. AI applications *learn* from the data through a series of regressions. Today's highest performing AI applications (such as OpenAI's ChatGPT) would never have been possible to build through traditional programming.

Data science teams at some of the largest technology companies are accelerating development of generative AI technologies that produce high quality text, code, and images in response to user prompts. At their core, they rely upon large language models (LLMs), which are deep neural networks (an artificial intelligence architecture) with billions of parameters and requiring massive amounts of training data to encode the essence of human language. They require fine-tuning through supervised learning and reinforcement learning from human feedback (RLHF) to render them suitable for specialized tasks and domains, to control hallucinations (the tendency of these models to make up things on the fly), and to minimize the risk that they generate unsafe or biased results.

In addition, companies across industry verticals are seeking to develop AI-based applications for an ever-increasing variety of use cases such as self-driving cars, surveillance systems, automated medical diagnostics, digital assistants, chatbots, content moderation, robotics, fraud detection and contract review.

Developing high-quality training data is critical for the AI to perform correctly, but often requires technology and skilled human resources that data science teams lack. Moreover, developing high-quality data takes up 80% of the time for most AI and ML projects.[1]

Data sciences teams seek partners that can perform these data preparation functions for them at large-scale and at high quality, while using automated tools to minimize cost. As AI projects become more specialized and mission-critical and data preparation becomes increasingly complex, data science teams seek partners with deep domain knowledge and an infrastructure in which data security is assured.

We believe that Innodata is ideally situated to partner with data science teams.

In 2024, we expanded existing relationships and forged new relationships with several of the world's large technology companies to support their efforts at building generative AI foundation models. For these companies, we are now providing or are poised to provide a range of scaled data solutions and services. Our scaled data solutions include providing instruction data sets for fine-tuning LLMs to understand prompts, to accept instruction, to converse, to apparently reason, and to perform the myriad of incredible feats that many of us have now experienced. We also provide reinforcement learning and reward modeling, services which are critical to provide the guardrails against toxic, bias and harmful responses, and model evaluation services.

For social media companies, financial services companies, and many others, we collect or create training data, annotate training data, and train AI algorithms for working with images, text, video, audio, code and sensor data.

We utilize a variety of leading third-party tools, proprietary tools and customer tools. For text annotation, we use our proprietary data annotation platform that incorporates AI to reduce cost while improving consistency and quality of output. Our proprietary data annotation platform features auto-tagging capabilities

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[1]   *Data Preparation & Labeling for AI 2020*, Cognilytica Research (Jan. 2020)

that apply to both classical and generative AI tasks. Our platform encapsulates many of the innovations we have conceived of in the course of our 35-year history of creating high-quality data.

In addition, because collecting real-world data is often impracticable (due to data privacy regulations or rarity of cohorts and outliers), we create high-quality synthetic data that maintains all of the statistical properties of real-world data, using a combination of domain specialists and machine technologies that leverage LLMs.

We are presently working with five of the largest technology companies, and several of the world's leading brands spanning multiple verticals, to enable, accelerate or enrich the services they deliver to end users around generative AI foundation models and other AI that supports chatbot assistance, facial recognition, social networking, podcasts, legal research and medical diagnostics, to name a few.

The AI data training market is estimated to be $12.7 billion in 2024, projected to grow at a CAGR of 22% to reach $92.4 billion by 2034,[2] essentially proxying the enormous growth expected in AI system spending overall ($632 billion by 2028, a 29% CAGR over the 2024-2028 forecast period).[3] Similarly, the global data annotation tools market was valued at $2.02 billion in 2023, and is projected to reach $23.11 billion by 2032, which is a CAGR of 31.1%.[4]

AI Model Deployment and Integration

We believe that over the next decade, almost all industries will be fundamentally reinvented through the advent of high-performing AI models. We help businesses leverage the latest AI technologies to achieve their goals. We develop custom AI models (where we select the appropriate algorithms, tune hyperparameters, train and validate the models, and update the models as required). We also help businesses fine-tune their own custom versions of our proprietary models and third-party foundation models (including LLMs) to address domain-specific and customer-specific use cases.

The current pace of AI innovation is accelerating. The algorithms and techniques used today will likely be obsolete in the next several years. Therefore, we have built our solutions and platforms in such a way as to enable us to incorporate new open source or proprietary software innovations.

Many of our customers provide products and solutions that require intensive text data processing and analytics. For these customers, in addition to deploying and integrating AI models, we often provide a range of data engineering support services including data transformation, data curation, data hygiene, data consolidation, data extraction, data compliance, and master data management. For many of our longest-tenured customers, we continuously innovate and deploy models into their workflows and digital operations. We provide these services discretely and in conjunction with business process management (BPM) engagements.

Our customers span a diverse range of industries and a wide range of AI use cases, benefiting from the short time-to-value and high economic returns our AI solutions and platforms offer.

The document analytics market — a subset of the overall AI market — is expected to grow at a CAGR of 43.1% from $1.99 billion in 2024 to $49.95 billion by 2033.[5] Meanwhile, overall enterprise AI spend is projected to reach $560.74 billion by 2034, up from $14.53 billion in 2024, registering a CAGR of 44.1%.[6]

AI-Enabled Industry Platforms

Our AI-enabled industry platforms address specific, niche market requirements that we believe we can innovate with AI/ML technologies. We deploy these industry platforms as software-as-a-service (SaaS) and as managed services. These platforms benefit from our technology infrastructure, our industry-specific knowledge, our strong customer relationships and experience merging technology with the business processes

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[2]   *Data Labeling Solution and Services Market,* FactMR (Apr. 2024)

[3]   *Worldwide Artificial Intelligence Systems Spending Guide,* IDC (Aug. 2024)

[4]   *Data Annotation Tools Market, Astute Analytica,* (Nov. 2024)

[5]   *Document Analysis Market Report Overview,* Business Research Insights (Feb. 2025)

[6]   *Enterprise Artificial Intelligence (AI) Market,* Precedence Research (Nov. 2024)

of our customers. To date, we have built an industry platform for medical records data extraction and transformation (which we brand as "Synodex®") and an industry platform for public relations (which we brand as "Agility PR Solutions"). We are in development with an additional AI-enabled industry platform to serve financial services institutions.

Our Synodex industry platform transforms medical records into useable digital data organized in accordance with our proprietary data models or customer data models. At the end of 2024, we had 15 customers utilizing our Synodex platform. As we further integrate AI into the platform, we aim to address the needs of the healthcare sector, which is increasingly seeking to search, analyze, and interpret vast volumes of patient data, improve clinical documentation and make computer-assisted coding more efficient. The global artificial intelligence (AI) in healthcare market is forecast to reach a market size of $173.55 billion by 2029, up from $16.3 billion in 2022, a CAGR of 40.2%.[7]

Our Agility industry platform provides marketing communications and public relations professionals with the ability to target and distribute content to journalists and social media influencers world-wide and to monitor and analyze global news (print, web, radio and TV) and social media. Agility is now ranked by software review site G2 Crowd as meeting the requirements of customers better than its two largest competitors that have combined revenues of over $1 billion.[8] Agility operates in the $10.57 billion media intelligence and PR software market.[9]

The Company's operations are presently classified and reported in three reporting segments: Digital Data Solutions (DDS), Synodex and Agility.

Competitive Strengths

Our Data Quality

We believe we achieve industry-leading data quality by leveraging our technology, our large staff of human experts, and the culture we have built over many years of providing high-quality data to the most demanding customers.

For the past nine years, we have been designing and refining our approach for combining human experts and AI to produce large-scale, highly accurate data. In our approach, AI networks automatically perform much of the required processing and human experts perform processing that the AI cannot perform at a high level of confidence. The human output is fed back into the AI networks, which, as a result, "learn" and become "smarter" over time, achieving progressively greater levels of automation while maintaining the highest levels of quality. (*See "Our Technology", below.*)

Our 6,000+ experts have deep domain knowledge in a wide diversity of data domains. They are selected on the basis of data acumen, analytical ability, and deep domain proficiency. (*See "Our Global Delivery Framework", below.*)

Our culture of quality is critical to achieving and sustaining high data quality. Our culture has been cultivated over our decades of experience performing data-related tasks for leading global companies, including the four largest global information companies with which we have 10-plus year relationships building and maintaining many of their leading data products.

We maintain independent quality assurance centers that comply with the ISO 9001:2008 quality management system standards.

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[7]   *Artificial Intelligence In Healthcare Market,* Binariks. (Aug. 2024)

[8]   https://469676.fs1.hubspotusercontent-na1.net/hubfs/469676/Agility%20PR%20Solutions/G2/ AgilityPRSolutions-G2Comparison-Feb-21-2025-1.pdf

[9]   *Media Intelligence and PR Software Market Size and Forecast,* Verified Market Research, (Mar. 2024)

Our Global Delivery Framework

We have over 6,000 employees and associates across 31 countries. Many of them have data domain expertise in various fields, including law, sciences, health, finance, and technology and hold advanced degrees. We also have access to a large population of remote staff and freelancers that we maintain in our databases. Our delivery locations are strategically located to give us access to a diverse talent base spanning multiple time zones and more than 40 languages.

We have also invested in building a proprietary resource management platform geared specifically to managing remote staff and freelancers. Prior to the global pandemic, our operating model was to almost exclusively use full-time employees working from large production centers. Propelled by the need to shift to remote working, we are presently approximately 75% cloud-based and remote, which has enabled us to lower fixed operating costs and achieve greater scalability.

Our Technology

Over the past nine years, we have built a technology infrastructure that automates complex data annotation and other data engineering tasks. Our technology infrastructure combines advanced dataflow, orchestration and cognitive processing, and purpose-built applications used by human experts, which we refer to as "workbenches". This infrastructure enables us to perform data annotation and other data engineering tasks at progressively higher levels of efficiency without compromising quality as it continuously learns from human experts. Our workbenches incorporate data verification and validation algorithms to detect human expert inconsistencies and to catch difficult auto-annotation errors such as LLM hallucinations.

Our proprietary, state-of-the-art Goldengate platform is our core AI technology stack. Goldengate ingests unstructured data and performs a series of cognitive tasks to extract intelligence and create analytical data that people can use for generating inferences and powering analytical applications. It serves up low-code AI with transfer learning, orchestrating generative LLMs and deep learning-based sequence labeling models we have developed over the past nine years of deploying industrial deep neural networks as well as third-party foundation models. It integrates both with our internal systems and customer environments through application programming interfaces ("APIs").

Today, Goldengate serves as the foundational technology for certain of the AI projects we perform for customers, as well as the AI-under-the-hood that powers our data annotation, document intelligence and regulatory change management platforms. One of the main benefits of the platform is that it is "low-code", so it does not require a large number of data scientists to build models or require a data science platform to orchestrate models and update models. Using Goldengate in combination with our SMEs, we are able to build high-performing, cutting-edge models that address real-world problems.

To support our Agility industry platform, we have built a fully scalable, cloud-based infrastructure that powers a SaaS experience for global customers on a 24/7 basis. It includes (i) an AI/ML-powered big data media intelligence platform that indexes two billion media items per year, powering media monitoring, media enrichment, and media database APIs; (ii) a full targeting workflow platform that integrates media targeting, content curation, content distribution, integrated newswires, and a newsroom; (iii) a comprehensive database of more than one million global media influencers and journalists; (iv) a media monitoring and analytics engine; and (v) a workflow platform for media database research combining AI and machine learning to streamline research workflows for discovery and maintenance of our database.

In January 2023, we released a module within our Agility product called PR CoPilot™ that augments the work communications professionals do to generate press releases and media outreach. It leverages proprietary Innodata technology and OpenAI's GPT large language models. We believe PR CoPilot is the first AI writing assistant built natively into a fully-integrated PR platform.

To support our Synodex industry platform, we have built technologies for transforming imaged medical records and HL7/FHIR electronic health records (EHR) systems into digital data conforming to proprietary insurance medical data dictionaries that span diseases and impairments, diagnostic tests, and pharmacology and support industry standard codes such as ICD-10 as well as rules engines for processing, analyzing and displaying the digital data.

Our Infrastructure

Our infrastructure supports a range of strategies to suit our customers' requirements for data security, compliance, scalability and reliability. Our user endpoints are secured with cloud-managed security solutions consisting of firewall, IDS/IPS, vulnerability scanning and patch management engines. We host data and applications in our own data centers at our operations centers, in our customers' data centers, and on third-party cloud services including Amazon Web Services ("AWS"), Microsoft Azure ("Azure"), Oracle Cloud Infrastructure ("OCI"), and Google Cloud Platform ("GCP") that provide the benefit of "infinite scalability" of information technology resources. Our data operations are linked by multiple redundant network connections. Our Wide Area Network — along with our Local Area Networks, Storage Area Networks, Network Attached Storage and data centers — are configured with industry standard redundancy, often with more than one backup to establish 24x7 availability. In 2024, our Wide Area Network had 99.90% uptime excluding scheduled maintenance. We encrypt all sensitive information, both at rest and in transit, to the Advanced Encryption Standard (AES) 256 or similar standard, and we employ a range of security features, including industry-leading managed firewalls, intrusion detection and prevention services. *(See "Information Security", below.)*

Our Breadth of Capabilities

We are able to address customers at their highest point of need. For example, we may provide data annotation for a data sciences team at a bank that is building an AI application to manage complex loan agreements. For another banking customer with the same requirement but without access to sophisticated data sciences support, we might provide a full AI/ML solution built on our proprietary Goldengate AI platform that extracts key data points from the loan agreements and outputs normalized digital data via an API to the bank's existing application. For still another banking customer that also lacks an application to analyze and manage the data, we might provide a data analytics platform.

Data science teams that utilize our data annotation services also often have other related needs that include data transformation, data curation, data hygiene, data consolidation, data compliance, and master data management. Unlike many of our data annotation competitors — that are essentially staffing companies — as a full-service data engineering company we are able to address these attendant requirements.

Our Legacy

We developed our capabilities and honed our approaches progressively over the last 35 years creating high-quality data for many of the world's most demanding information companies. Approximately nine years ago, we formed Innodata Labs, a research and development center, to research, develop and apply machine learning and emerging AI to our large-scale, human-intensive data operations. In 2019, we began packaging the capabilities that emerged from our R&D efforts in order to align with several fast-growing new markets and help companies use AI/ML to drive performance benefits and business insights.

Our historical core competency in high-quality data, combined with these R&D efforts in applied AI, created the foundation for the evolution of our offerings, which include AI Data Preparation, AI Model Deployment and Integration, and AI-Enabled Industry Platforms.

Our Culture

We have developed a strong customer- and quality-centric culture over 35 years serving many of the world's most successful companies that trust us with their data needs. We believe in communicating honestly, transparently and broadly. We are optimistic in the promise of technology to augmenting human initiative and talent. We embrace diversity and prize empathy and respect in our relationships with customers and colleagues alike, while at the same time, honing direct communication that best promotes optimal business outcomes for our customers. We believe our culture helps us best serve our customers and helps us attract and retain top people.

Growth Strategy

We believe that we are living in a unique time — that AI will soon become the "brains" of our computers, our robots and our cars; and that AI will be adopted by thousands of enterprises to deliver services and products that would have been impossible with traditional coding.

In AI, the software writes itself by learning from large amounts of data. Nowhere does the phrase "garbage in, garbage out" apply better. A data-centric approach for collection and annotation of consistent, high-quality data will separate the winners from the losers.

Our strategy for growth is to leverage our 35+ year experience creating high quality data. We intend to align to and serve large, dynamic and rapidly growing markets related to the creation and commercialization of increasingly sophisticated AI and deployment of AI in businesses. Our solutions and platforms leverage the technology, human resources, and culture of fanaticism for data quality that we have developed over the past 35 years, as well as the AI/ML research and development we have invested in over the past nine years.

Key elements of our growth strategy include:

Driving New Customer Acquisition

We believe we are still in the early stages of penetrating our addressable markets. We intend to pursue new long-term, strategic customer relationships, especially with customers with large and growing commitments to AI innovation, where we can deliver a wide range of our capabilities and have meaningful impact.

We are focused on hiring and retaining sales talent and in building a data-driven sales organization. We believe that the current sales organization is operating well and will likely enable us to achieve our near-term growth targets.

Expanding Relationships with Existing Customers

We believe we have demonstrated a clear ability to "land-and-expand" within customer accounts. Once we engage with a customer within a specific line of business and specific use cases, and the customer experiences the benefits of working with us, it will often increase the number of use cases for which it engages us and expand to additional lines of business.

Continuing to Develop New Capabilities

We intend to develop new capabilities designed around emerging customer needs and advances in AI technologies. We intend to develop additional charter customer relationships, like the ongoing relationship we formed with one of the world's largest banks to co-develop an AI-enabled compliance platform.

Continuing to Innovate

We believe that our ability to innovate will continue to be an important contributor to our growth and market traction. We work closely with our customers, assessing their requirements for enhancements to our existing capabilities and new capabilities with the goal of better serving them. We have well-defined roadmaps for our AI industry platforms to introduce new features and functions that we believe will enable us to generate growth by broadening the appeal of our platforms to potential new customers as well as increasing the opportunities for further expansions with existing customers.

We expect to fund these investments for growth from our internal resources and we may access capital through debt or equity financing.

Our Customers

Our customers include leading businesses across multiple verticals including banking, insurance, financial services, technology, digital retailing and information/media. One customer in the DDS segment generated approximately 48% of the Company's total revenues in the fiscal year ended December 31, 2024. Another customer in the DDS segment generated approximately 10% of the Company's total revenues in the fiscal year ended December 31, 2023. No other customer accounted for 10% or more of total revenues during these periods. Further, in the years ended December 31, 2024 and 2023, revenues from non-U.S. customers accounted for 21% and 37%, respectively, of the Company's revenues.

We have long-standing relationships with many of our customers. Our track record of delivering high-quality services helps us to solidify customer relationships. Many of our customers are recurring customers, meaning that they have continued to provide additional projects to us after our initial engagement with them.

Our agreements with our customers are in many cases terminable on 30 to 90 days' notice. A substantial portion of the services we provide to our customers is subject to their requirements.

Sales and Marketing

We market and sell our solutions and platforms directly through our professional staff, senior management and direct sales personnel operating primarily from various locations in the U.S., Canada, the United Kingdom and Europe. In addition, we are increasingly developing and expanding our use of strategic partnerships and channel relationships for the establishment and development of new and existing customers.

In addition to our executive-level business development professionals and sales and marketing personnel, we also deploy solutions architects, technical support experts and consultants who support the development of new customers and new customer engagements. These resources work within teams (both permanent and ad hoc) that provide support to customers.

Our marketing department and sales professionals work together to generate leads. Our sales professionals identify and qualify prospects, securing direct personal access to decision makers at existing and prospective customers. They facilitate interactions between customer personnel and our service teams to define ways in which we can assist customers with their goals. For each prospective customer engagement, we assemble a team of our senior employees drawn from various disciplines within our Company. The team members assume assigned roles in a formalized process, using their combined knowledge and experience to understand the customer's goals and collaborate with the customer on a solution.

Our marketing organization is responsible for developing and increasing the visibility and awareness of our brand and our service offerings, defining and communicating our value proposition, generating qualified, early-stage leads and furnishing effective sales support tools.

As part of our marketing strategy, we partner with media organizations to build awareness, establish a reputation as an industry thought leader and generate leads. Media partners include trade associations and publications, trade show producers and consulting organizations. These partnerships are particularly valuable in enterprise industries as we build our presence among digital content leaders and decision makers.

Primary marketing outreach activities include content marketing, event marketing (including exhibiting at trade shows, virtual summits, conferences and seminars), direct and database marketing, public and media relations (including speaking engagements), and web marketing (including integrated marketing campaigns, search engine optimization, search engine marketing and the maintenance and continued development of external websites).

Sales activities include lead generation, nurturing leads, engaging in discussions with prospective customers to understand their needs, demonstrating our products, designing solutions, responding to requests for proposals, and managing account and customer relationships and activities.

Personnel from our solutions analysis group, our customer services group and our engineering services group closely support our direct sales effort. These individuals assist the sales force in understanding the technical needs of customers and providing responses to these needs, including demonstrations, prototypes, pricing quotations and time estimates. In addition, account managers from our customer service group support our direct sales effort by providing ongoing project-level support to our customers.

Competition

Major competitors across industry verticals include Appen, CloudFactory, Surge AI, Invisible Technologies, Turing Defined Crowd, Deepen.ai, Telus, Samasource, and Scale AI, several of which are large firms with established customer bases, as well as technology service providers such as Cognizant Technology Solutions, ExlService Holdings, Inc., Genpact Limited, Infosys, and Tata Consultancy Services.

We compete by offering high-quality, competitively-priced solutions that leverage our technical platforms, IT infrastructure, offshore domain experts and economies of scale. Our competitive advantages are especially attractive to customers for undertakings that are complex, mission-critical, sizable in scope or scale, or that require high levels of information security.

Each of our industry platforms has its discrete set of competitors. Major competitors for our Synodex industry platform are Risk Righter, eNoah, Digital Owl, Human API, EIS, Release Point, Claretto, Parameds and a few BPO companies, several of which are large firms with established customer bases. We also compete with in-house personnel at existing or prospective customers who may attempt to duplicate our services in-house or use alternative approaches to fulfill their needs

Our Agility industry platform competes with Meltwater, Cision, Muck Rack, Onclusive, and Intrado, several of which are large firms with established customer bases, as well as PR firms that provide media monitoring and analysis services and journalist and influencer databases. Our competitors also include social media listening companies and start-ups offering platforms to amplify messages by targeting social media influencers.

Intellectual Property

We depend, in part, upon our proprietary technologies and methodologies, including our Goldengate AI platform, various applications of our platforms, our proprietary data models and other intellectual property rights. We have a patent and believe that the duration of this patent is adequate relative to the expected life of its application. We rely on a combination of trade secret, license, nondisclosure and other contractual agreements and copyright and trademark laws to protect our intellectual property rights.

We enter into confidentiality agreements with our employees, contractors and customers, and limit access to and distribution of our proprietary information and that of our customers. We cannot assure that these arrangements will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

Information Security

Our operations facilities in Asia and our New Jersey, USA facility are certified to information security management standard — ISO 27001:2022. We maintain a multi-layered security approach, implementing a wide range of security controls, including, but not limited to, two-factor authentication for enhanced access security, centralized patch management for timely software updates and security fixes, full-disk encryption for mobile and sensitive endpoints, advanced anti-virus protection with integrated firewall and IDS/IPS capabilities, and next-generation firewalls with intrusion detection and prevention systems (IDS/IPS) at the perimeter network layer to protect information assets and monitor network traffic.

For handling personally identifiable information covered by HIPAA, we utilize U.S.-based, co-located data centers or HIPAA-compliant cloud infrastructure that incorporate AES-256 encryption (or equivalent) to secure data at rest and in transit. Our security posture is audited annually.

Government Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that relate to our business, including those governing privacy and data protection. We comply with the requirements of the United States Health Insurance Portability and Accountability Act of 1996 as amended (including by the Health Information Technology for Economic and Clinical Health Data (HITECH)) (HIPAA), the United Kingdom's General Data Protection Regulation as tailored by the Data Protection Act 2018, the EU General Data Protection Regulation, and local laws regulating data privacy, as applicable.

Research and Development

Our Innodata Labs researches and develops AI-based technologies that we utilize in our operations and with our customers. The Innodata Labs team is comprised of data scientists, including data scientists who have published leading papers on discrete topics in data science and have earned PhD degrees in fields such as data entity extraction.

Our product engineering teams also engage in research and development efforts focused on enhancing the functionality and utility of our AI industry platforms, addressing new use cases and developing additional innovative technologies. Timely development of new functionality to support existing and new use cases is essential to maintaining our competitive position, and we release new versions of our software on a regular basis.

Customer feedback enables us to ensure that we stay aligned to our customers' priorities and that we stay ahead of market needs. Our culture of innovation helps us attract and retain a highly motivated and talented team of AI experts and technologists. Our research and development center spans several geographical locations across North America and Asia-Pacific.

In mid-2022, we formed an Advisory Board dedicated to helping drive growth through innovation initiatives and advancing dialogue related to ethical AI and the future of AI technologies. A Chief Data Officer for Microsoft currently serves as our only Advisory Board member. We will likely consider adding additional members to our advisory board from time to time.

Environmental, Social, and Governance

We have built a robust corporate ESG program focused on social responsibility; improving how we perform as a steward of the environment; and sustainability.

Social Responsibility

We are inspired by the vision of fostering a future of broadly distributed, sustainable prosperity that can result from ethical AI and broad access to the benefits of AI. We launched our i-Hope Program in 2016 to help children in marginalized or economically disadvantaged communities face the challenges of an increasingly AI-driven world. Our goal of delivering the gift of computer literacy to 25,000 children by 2025 was achieved ahead of schedule in the third quarter of 2023. As a part of this initiative, one of our operating subsidiaries handed over a smart classroom, an ideation room, and an open library (with over 80,000 books) to a publicly-funded higher education institution in the Philippines.

Since 2016 we have contributed over 3,700 person-days to this and other Corporate Social Responsibility (CSR) programs. We have built and made operational 24 fully functional computer labs and smart classrooms across India, Sri Lanka, and the Philippines. As a result, approximately 42,500 children have become more technology-proficient and better equipped to seize opportunities in the AI era.

Our contributions have been well-recognized. Examples of award recognition received in 2024 through our operating subsidiaries include: for the fourth time, the Circle of Excellence Award for CSR Company of the Year at the Asia CEO Awards-2024; the Best Environmental Responsibility Initiative; Innovation in CSR Practices; Women Empowerment Initiative from National CSR Leadership Congress & Awards; and Sustainable Diversity, Equality, and Inclusion award from the World Sustainability Congress.

Environmental Stewardship

We are also committed to conducting our business in an environmentally responsible manner that supports global efforts to mitigate climate change. By implementing practices that minimize our carbon footprint, conserve resources, and promote sustainability, we aim to be a positive force for the environment.

We monitor and target reductions in greenhouse gas emissions, energy consumption, and water usage for our production facilities. This data-driven approach has enabled us to improve our sustainability initiatives and share emissions data (Scopes 1, 2, and 3) with our customers.

Across all our global operations, we recycle e-waste and paper. In India, the Philippines, and Sri Lanka, we actively support grass-roots environmental conservation initiatives in the communities in which we operate. In 2024, we planted over 5,800 saplings and seedlings in nature reserves, bringing our cumulative total to over 11,800 since 2018. This initiative includes follow-up practices to ensure the saplings receive proper care during the critical early growth phases, improving the saplings' long-term survival rates.

Sustainability

Our sustainability program is based on the following core elements: health and safety, business continuity management, information security, labor standards, anti-bribery and corruption, management engagement and social impact. Our sustainability program is backed by ISO 27001:2022 (information security) certification, policies, and employee training for these core areas.

Employees

As of December 31, 2024, we employed 6,648 employees, 6,597 of which were full-time. Many of our employees hold advanced degrees in specialized fields such as law, business, technology, medicine, and social sciences. No employees are currently represented by a labor union, and we believe that our relations with our employees are satisfactory.

Corporate Offices

Our principal executive offices are located at 55 Challenger Road, Ridgefield Park, New Jersey 07660, just outside New York City, and our telephone number is (201) 371-8000. We were founded in 1988.

Our website is www.innodata.com; information contained on our website is not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K. There we make available, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with, or furnish it to, the Securities and Exchange Commission ("SEC"). Our SEC reports can be obtained through the Investor Relations section of our website or from the SEC at www.sec.gov.

Item 1A.   Risk Factors.

The risk factors set forth below describe what the Company believes to be the material factors, risks, and uncertainties related to our business, financial condition, and results of operations. The risks and uncertainties set forth below, as well as other factors described elsewhere in this Form 10-K or in other filings by the Company with the SEC, could adversely affect the Company's business, financial condition and results of operations. Additional risks and uncertainties that are not currently known to the Company or that are not currently believed by the Company to be material may also harm the Company's business, financial condition and results of operations.

Risks Related to Our Business and Operations

We have historically relied on a limited number of customers that have accounted for a significant portion of our revenues, and our results of operations could be adversely affected if we were to lose one or more of these significant customers.

We have historically relied on a limited number of customers that have accounted for a significant portion of our revenues. One customer in the DDS segment generated approximately 48% of the Company's total revenues in the fiscal year ended December 31, 2024. Another customer in the DDS segment generated approximately 10% of the Company's total revenues in the fiscal year ended December 31, 2023. No other customer accounted for 10% or more of total revenues during these periods. Further, in the years ended December 31, 2024 and 2023, revenues from non-U.S. customers accounted for 21% and 37%, respectively, of the Company's revenues. We may lose one or more of these customers, or our other major customers, as a result of our failure to meet or satisfy our customer's requirements, the completion or termination of a project or engagement, or the customer's selection of another service provider.

In addition, the volume of work performed for our major customers may vary from year to year, and services they require from us may change from year to year. They may also request that we modify certain key terms of our agreements with them as a condition of continuing to do business with us. If the volume of work performed for our major customers varies, if the services they require from us change, or if they require price concessions, our revenues and results of operations could be adversely affected, and we may incur a loss from operations. If certain key terms of our agreements with our major customers are modified, our revenues and results of operations may be adversely affected. Our services are typically subject to customer requirements, and in many cases are terminable upon 30 to 90 days' notice. The loss of these customers or a significant variation in the volume of work performed for these customers may have a material adverse effect on our business, financial condition and results of operations.

A portion of our services is provided on a non-recurring basis for specific projects, and our inability to replace large projects when they are completed or otherwise terminated has adversely affected, and could in the future adversely affect, our revenues and results of operations.

We provide a portion of our services for specific projects that generate revenues that terminate on completion of a defined task. While we seek, whenever possible, on completion or termination of large projects, to counterbalance periodic declines in revenues with new arrangements to provide services to the same customer or others, our inability to obtain sufficient new projects to counterbalance any decreases in such work may adversely affect our future revenues and results of operations.

New acquisitions, joint ventures or strategic investments or partnerships could harm our operating results.

We may pursue acquisitions, joint ventures or engage in strategic investments or partnerships to grow and enhance our capabilities. There can be no assurance that we will successfully consummate any acquisitions or joint ventures, or realize profit from strategic investments, or achieve desired financial and operating results. Further, such activities involve a number of risks and challenges, including proper evaluation, diversion of management's attention and proper integration with our current business. Accordingly, we might fail to realize the expected benefits or strategic objectives of any such venture we undertake. If we are unable to complete the kind of acquisitions for which we plan, we may not be able to achieve our planned rates of growth, profitability or competitive position in specific markets or services.

Our new customers may sunset their products because of a lack of sufficient revenues or declining revenues, or a change in their business direction, and this may result in termination of our services for these customers.

As we obtain new opportunities and win new business, our customers may not generate the level of revenues that we initially anticipated at the time of signing a contract with them. Our customers may experience declining revenues with their existing products or may change their business direction. This could be due to various reasons beyond our or their control, and it could lead to termination of projects or contracts. As we normally invest in people and technology and incur other costs in anticipation of revenues, any such deviation from our expected plan or anticipated results could impact our margins and earnings.

Our success is dependent on our ability to successfully develop new services, platforms and solutions and enhance our existing services, platforms and solutions, and market acceptance of these offerings. Our success is also dependent on our ability to compete with new vendors with lean cost and flexible cost models.

The information technology and artificial intelligence (AI) industries are characterized by rapid technological change, evolving industry standards, changing customer preferences, new product and service introductions and the emergence of new vendors with lean cost and flexible cost models. Our future success will depend on our ability to successfully develop services, platforms and solutions that keep pace with changes in our addressable markets, and the acceptance of these services, platforms and solutions by our existing and target customers. We cannot guarantee that we will be successful in developing new services, platforms and solutions, addressing evolving technologies on a timely or cost-effective basis or, if these services, platforms and solutions are developed, that we will be successful in the marketplace. We also cannot guarantee that we will be able to compete effectively with new vendors offering lean cost and flexible cost models, or that products, services or technologies developed by others will not render our services, platforms and solutions non-competitive or obsolete. Our failure to address these developments could have a material adverse effect on our business, results of operations and financial condition.

We operate in highly competitive markets. While we invest in developing and pursuing new services, platforms and solutions, our profitability could be reduced if these services, platforms and solutions do not yield the profit margins we expect, or if the new offerings do not generate the planned revenues.

The markets for our services, platforms and solutions are highly competitive. Some of our competitors have longer operating histories, significantly greater financial, human, technical and other resources, and greater name recognition than we do. There are relatively few barriers preventing companies from entering the markets in which we operate. As a result, new market entrants also pose a threat to our business. We also compete with in-house personnel at current and prospective customers who may attempt to duplicate our offerings using their own personnel.

We have made and continue to make significant investments towards building out new capabilities to pursue growth, including, for example, our investments in large language models. These investments increase our costs, and if these new capabilities do not yield the revenues or profit margins we expect, and we are unable to grow our business and revenue proportionately, our profitability may be reduced, or we may incur losses. If we are not able to compete effectively in the markets we serve or if we are not able to successfully develop new services, platforms and solutions, our revenues and results of operations could be adversely affected.

We depend on third-party technology in the provision of our services.

We rely upon certain software that we license from third parties, including software integrated with our internally developed software used in the provision of our services. These third-party software licenses may not continue to be available to us on commercially reasonable or competitive terms, if at all. The loss of, or inability to maintain or obtain any of these software licenses, could result in delays in the provision of our services until we develop, identify, license and integrate equivalent software. Any delay in the provision of our services could damage our business and adversely affect our results of operations. In addition, our Company utilizes third party data centers to serve our customers and generate revenue. Any disruption in the provision of services from these data centers could result in loss of revenue, customer dissatisfaction and loss of customers.

Our Agility segment relies on third parties to provide certain content and data for our solutions. The cessation by third parties to provide their content has adversely affected, and could in the future adversely affect, our revenue and results of operations.

Our Agility segment relies on third parties to provide or make available certain data for our information databases and our news and social media monitoring service. These third parties, in the past, have restricted access to certain content and have ceased providing content, and they may not renew agreements to provide content to us or may increase the price they charge for their content. Additionally, the quality of the content provided to us may not be acceptable to us and we may need to enter into agreements with additional third parties. In the event we are unable to use or have access to such third-party content or are unable to enter into agreements with new third parties, current customers may discontinue their relationship with us, and it may be difficult to acquire new customers.

Our businesses are reliant on key employees, and we may face high attrition in our talent. We may not be able to replace displaced talent with new talent on a timely basis or with equivalent skill sets.

We are, to a considerable degree, reliant on the continuing leadership of our Chief Executive Officer and would be materially and adversely affected should he unexpectedly cease to be employed by us. In addition, our businesses are subject to fierce competition for talent, which could result in high attrition of our employees, or we may not be able to find the requisite talent to operate our businesses. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity. Our failure to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future customers or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows. In addition, fluctuations in our business may require that we lay off employees with possible negative effects on employee morale. We try to minimize these risks by actively promoting employee relationships and offering competitive salaries, but if we cannot mitigate these risks, our business and our operating performance could be adversely affected.

We operate from multiple locations and our employees are very diverse, so we have significant coordination risks.

We are headquartered in Ridgefield Park, New Jersey, just outside New York City. We primarily operate from the Philippines, India, Sri Lanka, Canada, the United Kingdom, Israel, the United States, and Germany. Our employees are geographically dispersed, as well as culturally diverse. Our personnel need to work together to successfully execute our business plans and we invest in various measures to improve coordination and teamwork. Should we fail in these efforts, our ability to execute our business plans may be adversely affected.

Our intellectual property rights are valuable and if we are unable to protect them or are subject to intellectual property rights claims, our business may be harmed.

Our intellectual property rights include certain trademarks, trade secrets, domain name registrations, and a patent. Although we take precautions to protect our intellectual property rights, these efforts may not be sufficient or effective. If we are unable to protect our intellectual property, we may experience difficulties in achieving and maintaining brand recognition.

Disruptions in telecommunications, system failures, data corruption or virus attacks could harm our ability to execute our global resource model, which could result in customer dissatisfaction and a reduction of our revenues.

We use a distributed global resource model. Our North American workforce provides services from the U.S. and Canada, and the balance of our workforce provides services from the Philippines, India, Sri Lanka, the United Kingdom, Israel and Germany. Our global facilities are linked with a telecommunications network that uses multiple service providers. We may not be able to maintain active voice and data communication between our various facilities and our customers' sites at all times due to disruptions in these networks, system failures, data corruption or virus attacks. Any significant failure in our ability to communicate, or the availability of our platforms, could result in a disruption in our business, which could hinder our performance, or our ability to complete customer projects on time, or provide services to our customers. This, in turn, could lead to customer dissatisfaction and have an adverse effect on our business, results of operations and financial condition.

Even though we have implemented network security measures, our information technology systems may be vulnerable to computer viruses, cyber-attacks, break-ins and similar disruptions from unauthorized tampering or intentional and unintentional disclosure of sensitive and /or confidential personal information by employees and non-employees. Additionally, the Company may not be able to effectively identify and resolve such issues on a timely basis. The occurrence of any of the events described above could result in interruptions, delays, the loss or corruption of data, cessations in the availability of systems or liability under privacy laws or contracts, each of which could have a material adverse effect on our financial position and results of operations.

The international nature of our operations subjects us to risks inherent in doing business on an international level, any of which could increase our costs and hinder our growth.

We do business on an international level, with a major portion of our operations carried on in India, the Philippines, and Sri Lanka, in addition to our operations in Canada, Germany, Israel, the United Kingdom, and the United States, while our headquarters are in the United States and our customers are primarily located in North America and Europe. While we do not depend on significant revenues from sources internal to the Asian countries in which we operate, we are nevertheless subject to certain adverse economic factors relating to overseas economies generally, including inflation, external debt, a negative balance of trade and underemployment. In certain of the countries in which we operate, tax authorities have exercised, and may continue to exercise, significant discretionary and arbitrary powers to make tax demands or decline to refund payments that may be due to us as per tax returns. Other risks associated with our international operations and business activities include:

- difficulties in staffing international projects and managing international operations, including overcoming logistical and communications challenges;
- local competition, particularly in the Philippines, India and Sri Lanka;
- imposition of public sector controls;
- trade and tariff restrictions;
- price or exchange controls;
- currency control regulations;
- foreign tax consequences;
- data privacy laws and regulations;
- evolving regulation of artificial intelligence;
- intellectual property laws and enforcement practices;
- labor disputes and related litigation and liability;

15

- limitations on repatriation of earnings; and

- changing laws and regulations, occasionally with retroactive effect.

One or more of these factors could adversely affect our business, financial condition, and results of operations.

Political uncertainty, political unrest, terrorism, and natural calamities in the Philippines, India, Sri Lanka and Israel could adversely affect business conditions in those countries, which in turn could disrupt our business and adversely impact our results of operations and financial condition.

Our operations located in India, Israel, the Philippines and Sri Lanka are in countries that remain vulnerable to disruptions from political uncertainty, political unrest, terrorist acts, and natural calamities.

Any damage to our network and/or information systems would damage our ability to provide services, in whole or in part, and/or otherwise damage our operations and could have an adverse effect on our business, financial condition or results of operations. Further, political tensions and escalation of hostilities in any of these countries could adversely affect our operations in these countries and therefore adversely affect our revenues and results of operations.

While the October 2023 Hamas attack against Israel and the ensuing conflict and increased hostilities between Hezbollah and Israel and Iran and Israel has not to date negatively impacted our operations in Israel, continued or escalating conflict in the region could disrupt our operations in Israel and could have a broader impact that extends into other markets where we do business.

We are unable to predict whether acts of international terrorism, war or other military actions involving the countries in which we do business will result in any long-term commercial disruptions or if such involvement or responses will have any long-term material adverse effect on our business, results of operations, or financial condition.

Terrorist attacks or a war could adversely affect our results of operations.

Terrorist attacks and other acts of violence or war could affect us or our customers by disrupting normal business practices for extended periods of time and reducing business confidence. In addition, acts of violence or war may make travel more difficult and may effectively curtail our ability to serve our customers' needs, any of which could adversely affect our results of operations.

Our global operations expose us to risks associated with public health crises. Public health crises or outbreaks of pandemics could disrupt our operations and materially and adversely affect our results of operations and financial condition.

We use a distributed global resource model, which exposes us to risks associated with public health crises, such as pandemics and epidemics. Widespread outbreaks of a pandemic have created significant global economic downturn, disrupted global trade and supply chains, adversely impacted many industries, and contributed to significant volatility in financial markets. A widespread public health crisis or an outbreak of a pandemic in one or more of the geographic areas in which we operate could affect our ability to provide services to our customers and adversely affect our results of operations and financial condition.

We may face various risks associated with shareholder activists or shareholder demands for better performance.

There is no assurance that we will not be subject to shareholder activism or demands. Such activities could interfere with our ability to execute our strategic plan, be costly and time-consuming, disrupt our operations, and divert the attention of management and our employees.

Our reputation could be damaged, or our profitability could suffer if we do not meet the controls and procedures in respect of the services, platforms and solutions we provide to our customers, or if we contribute to our customers' internal control deficiencies.

Our customers may perform audits or require us to perform audits, provide audit reports or obtain certifications with respect to the controls and procedures that we use in the performance of services for such customers, especially when we process data or information belonging to them. Our ability to acquire new customers and retain existing customers may be adversely affected and our reputation could be harmed if we receive a qualified opinion, or if we cannot obtain an appropriate certification or opinion with respect to our controls and procedures in connection with any such audit in a timely manner. Additionally, our profitability could suffer if our controls and procedures were to fail or impair our customers' ability to comply with their own internal control requirements.

In the past we have determined that our disclosure controls and procedures were not effective. If in the future we again determine that our disclosure controls and procedures are not effective, this could cause investors to lose confidence in our reported financial information and have a negative effect on the market prices for our common stock.

We are required to maintain disclosure controls and procedures designed to provide reasonable assurance that material information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that the information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024 and concluded that our disclosure controls and procedures were effective as of December 31, 2024.

If in the future we determine that our disclosure controls and procedures are ineffective, it could restrict our ability to access the capital markets, require significant resources to correct, subject us to fines, penalties or judgments, harm our reputation or otherwise cause a decline in investor confidence and cause a decline in the market price of our common stock.

Risks Related to Our Contracts

A portion of our revenue is generated from projects that we characterize as recurring in nature. Projects that we characterize as recurring are nevertheless subject to termination.

Our operating performance is materially dependent on the continuation of these projects. However, we are exposed to the risks that these projects may not be renewed by our customers or they could be terminated by our customers and we may not be able to replace these terminated projects with new recurring projects with similar profitability or customers may ask for a price reduction, which could adversely affect our revenue and results of operations.

Our solutions for the Agility segment are sold pursuant to subscription agreements, and if subscription customers elect either not to renew these agreements, or to renew these agreements for less expensive services, our revenues and results of operations will be adversely affected.

Our Agility segment derives its revenues primarily from subscription arrangements. Our customers may choose not to renew subscription agreements when they expire or may renew them at lower prices or for a significantly narrower scope of work. If large numbers of existing subscription customers do not renew these agreements or renew these agreements on terms less favorable to us, and if we cannot replace or supplement those non-renewals with new subscription agreements generating the same or greater levels of revenue, our revenues and results of operations will be adversely affected.

If our customers are not satisfied with our services, they may terminate our contracts with them or our services and we may suffer reputational damage, which could have an adverse impact on our business.

Our business model depends in large part on our ability to attract additional work from our base of existing customers. Our business model also depends on the relationships our account teams develop with our customers so that we can understand our customers' needs and deliver solutions and services that are tailored to those needs. If a customer is not satisfied with the quality of work performed by us, or with the type of services or solutions delivered, then we could incur additional costs to address the situation, the profitability of that work might be impaired, and the customer's dissatisfaction with our services could damage our ability to obtain additional work from that customer. In particular, customers who are not satisfied might seek to terminate existing contracts, which could mean that we could incur costs for the services performed with no associated revenue upon termination of a contract. This could also direct future business to our competitors. In addition, negative publicity related to our customer services or relationships, regardless of its accuracy, may further damage our business by affecting our reputation and our ability to compete for new contracts with current and prospective customers.

Risks Related to Financial Performance or General Economic Conditions

Debt under our Revolving Credit Facility has a variable rate of interest that is based on SOFR which may have consequences for us that cannot be reasonably predicted and may increase our cost of borrowing in the future.

Debt outstanding under our Revolving Credit Facility has a variable rate of interest that is based on the secured overnight financing rate ("SOFR") which may have consequences for us that cannot be reasonably predicted and may increase our cost of borrowing in the future. The future performance of SOFR cannot be predicted based on historical performance and the future level of SOFR may have little or no relation to historical levels of SOFR. Any patterns in market variable behaviors, such as correlations, may change in the future. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR.

Our Revolving Credit Facility contains restrictive covenants that may impair our ability to conduct business.

Our Revolving Credit Facility contains operating covenants and financial covenants that may in each case limit management's discretion with respect to certain business matters. For example, the Revolving Credit Facility contains a financial covenant that requires us, on a consolidated basis, to maintain a fixed charge coverage ratio of not less than 1.10 to 1.00. As a result of these covenants and restrictions, we may be limited in how we conduct our business, and we may be unable to raise additional debt or other financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. Failure to comply with such restrictive covenants may lead to default and acceleration under our Revolving Credit Facility and may impair our ability to conduct business. We may not be able to maintain compliance with these covenants in the future and, if we fail to do so, there are no assurances that we will be able to obtain waivers from the lender and/or amend the covenants.

A large portion of our accounts receivable is payable by one customer; the inability of this customer to pay its obligations could adversely affect our results of operations.

One customer accounts for a large percentage of our accounts receivable. If this customer was unable, or refused, for any reason, to pay our accounts receivable, our financial condition and results of operations could be materially adversely affected. As of December 31, 2024, 61% or $16.6 million of our accounts receivable was due from two customers.

In addition, we evaluate the financial condition of our customers prior to extending credit to them. We maintain specific allowances against doubtful receivables. Actual losses on customer balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions could also result in financial difficulties, including limited access to the credit markets, insolvency or bankruptcy, for our customers, and, as a result, could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. If we are unable to timely collect from our customers, our cash flows could be adversely affected.

Quarterly fluctuations in our revenues and results of operations could make financial forecasting difficult and could negatively affect our stock price.

We have experienced, and expect to continue to experience, significant fluctuations in our quarterly revenues and results of operations. During the past eight quarters, our net income (loss) ranged from net income of approximately $17.4 million in the third quarter of 2024 to a loss of approximately $2.1 million in the first quarter of 2023.

We experience fluctuations in our revenue and results of operations as we replace and begin new projects, which may have some normal start-up delays, or we may be unable to replace a project entirely or on terms that are as attractive to us as the project that is being replaced. These and other factors may contribute to fluctuations in our results of operations from quarter to quarter.

A high percentage of our operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects, or in employee wage levels and utilization rates, may cause us to significantly underutilize our production capacity and employees, resulting in significant variations in our operating results in any particular quarter, and have resulted in losses.

Weakness in the global economy, and in particular in the United States, Europe and the United Kingdom, could negatively impact our revenue and operating results.

The United States, Europe, the United Kingdom and other economies may suffer from uncertainty, volatility, disruption, and other adverse conditions, such as inflation, and these conditions have adversely impacted and may continue to adversely impact the business community and the financial markets. Adverse economic and financial market conditions may negatively affect our customers and our markets, thereby negatively impacting our revenue and operating results. For example, weak market conditions have extended, and could continue to extend, the length of our sales cycle and cause potential customers to delay, defer, or decline to make purchases of our services, platforms, and solutions due to uncertainties surrounding the future performance of their businesses, limitations on their expenditures due to internal budget constraints, and the adverse effects of the economy on their business and financial condition. As a result, if economic and financial market conditions weaken or deteriorate, then our revenue and operating results, including our ability to grow and expand our business and operations, could be materially and adversely affected.

Pricing pressures could negatively impact our revenues and operating results.

Due to the intense competition involved in outsourcing and information technology services, we generally face pricing pressures from our customers due to competition from other companies in our markets. Our ability to maintain or increase pricing is restricted as customers generally expect to receive volume discounts or special pricing incentives as we do more business with them; moreover, our large customers may exercise pressure for discounts outside of agreed terms.

Our profitability could suffer if we are not able to maintain pricing on our existing projects and win new projects at appropriate margins. If our pricing structures do not accurately anticipate the cost and complexity of performing our services and providing our platforms and solutions, then our contracts could be unprofitable.

Our profit margin, and therefore our profitability, is dependent on the rates we are able to charge for our services, platforms and solutions measured against the costs of providing the service, platform or solution. If we are not able to maintain pricing on our existing services, platforms and solutions and win new projects at profitable margins, or if we underestimate the costs or complexities of new projects and incur losses, our profitability could suffer. The amounts we are able to recover for our services, platforms and solutions are affected by a number of factors, including competition, volume fluctuations, productivity of employees and processes, the value our customer derives from our services, platforms and solutions and general economic and political conditions.

Furthermore, we provide services and solutions either on a time-and-materials basis or on a fixed-price basis. Our pricing is highly dependent on our internal forecasts and predictions about our projects, which might be based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated.

We may not be able to obtain price or volume increases that are necessary to offset the effect of wage inflation and other government mandated cost increases.

We have experienced wage inflation and other government mandated cost increases in the Asian countries where we have the majority of our operations. In addition, we may experience adverse fluctuations in foreign currency exchange rates. These global events have put pressure on our profitability and our margins. Although we have tried to partially offset wage increases, foreign currency fluctuations and other such increases through price increases and improving our efficiency, we cannot ensure that we will be able to continue to do so in the future, which could negatively impact our results of operations.

Our international operations subject us to currency exchange fluctuations, which could adversely affect our results of operations.

Although most of our revenues are denominated in U.S. dollars, a significant portion of our revenues are denominated in Canadian dollars, Pound Sterling and Euros. In addition, a significant portion of our expenses, primarily labor expenses in the Philippines, India, Sri Lanka, Germany, Canada, the United Kingdom and Israel, are incurred in the local currencies of the countries in which we operate. For financial reporting purposes, we translate all non-U.S. denominated transactions into U.S. dollars in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Fluctuations in the value of these currencies relative to the U.S. dollar have in the past and could in the future continue to have a direct impact on our revenues and our results of operations.

The Philippines, India and Sri Lanka have, at times, experienced high rates of inflation, as well as major fluctuations in the exchange rate between such foreign currencies and the U.S. dollar.

We are also subject to fluctuations in exchange rates that affect the value of funds held by our foreign subsidiaries.

Although we selectively undertake hedging activities to mitigate certain of these risks, our hedging activities may not be effective and may result in losses. See Note 16, "Derivatives," to the consolidated financial statements.

In the event that the governments of India or the Philippines or the government of another country changes its tax policies, rules and regulations, our tax expense may increase and affect our effective tax rates.

We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. We are subject to the continual examination by tax authorities in India and in the Philippines, and we assess the likelihood of outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from what is reflected in historical income tax and indirect tax provisions and accruals, and could result in a material effect on our income tax provision, indirect tax expenses, net income or cash flows in the period or periods for which that determination is made. If additional taxes are assessed, it could have an adverse impact on our financial results.

In addition, changes in the tax rates, tax laws or the interpretation of tax laws in the jurisdictions where we operate, could affect our future results of operations.

Unfavorable rulings or recoveries in tax examinations could have a material impact on the consolidated operating results of the period in which the rulings or recovery occurs.

If tax authorities in any of the jurisdictions in which we operate contest the manner in which we allocate our profits, our net loss could be higher.

A significant portion of the services we provide to our customers are provided by our Asian subsidiaries located in different jurisdictions. Tax authorities in some of these jurisdictions have from time to time challenged the manner in which we allocate our profits among our subsidiaries, and we may not prevail in any future challenge of this type. If such a challenge were successful, our worldwide effective tax rate could increase, thereby decreasing our profitability.

The expiration or termination of our preferential tax rate incentives could adversely affect our results of operations.

Two of our foreign subsidiaries are subject to preferential tax rates. This tax incentive provides that we pay reduced income taxes with respect to those jurisdictions for a fixed period of time. An expiration or termination of these incentives could increase our worldwide effective tax rate, or increase our tax expense, thereby decreasing our net income and adversely affecting our results of operations.

Our earnings may be adversely affected if we change our intent not to repatriate our foreign earnings and profits or if such earnings and profits become subject to U.S. tax on a current basis.

A significant portion of our operations are conducted outside the U.S. Despite our access to the overseas earnings and the resulting toll charge, we intend to indefinitely reinvest the foreign earnings in our foreign subsidiaries on account of the foreign jurisdiction withholding tax that the Company has to incur on the actual remittances. Unremitted earnings of foreign subsidiaries amounted to approximately $53.9 million at December 31, 2024. If such earnings are repatriated in the future, or are no longer deemed to be indefinitely reinvested, the Company would have to accrue as a liability the applicable amount of foreign jurisdiction withholding taxes associated with such remittances.

It is unlikely that we will pay dividends.

We have not paid any cash dividends since our inception and do not anticipate paying any cash dividends in the foreseeable future. We expect that our earnings, if any, will be used to finance our growth.

Risks Related to Litigation and Regulatory Matters

We are the subject of continuing litigation, including litigation by certain of our former employees and a putative class action. We are also subject to regulatory investigations.

In 2008, a judgment was rendered in the Philippines against a Philippine subsidiary of the Company that is no longer active and purportedly also against Innodata Inc., in favor of certain former employees of the Philippine subsidiary. The potential payment amount aggregates to approximately $5.6 million, plus legal interest that accrued at 12% per annum from August 13, 2008 to June 30, 2013, and thereafter accrued and continues to accrue at 6% per annum. The potential payment amount as expressed in U.S. dollars varies with the Philippine peso to U.S. dollar exchange rate. In December 2017, a group of 97 of the former employees of the Philippine subsidiary indicated that they proposed to record the judgment as to themselves in New Jersey. In January 2018, in response to an action initiated by Innodata Inc., the United States District Court for the District of New Jersey ("USDC") entered a preliminary injunction that enjoins these former employees from pursuing or seeking recognition or enforcement of the judgment against Innodata Inc. in the U.S. during the pendency of the action and until further order of the USDC. In June 2018, the USDC entered a consent order administratively closing the action subject to return of the action to the active docket upon the written request of Innodata Inc. or the former employees, with the USDC retaining jurisdiction over the matter and the preliminary injunction remaining in full force and effect. The principal relevant cases in the Philippines are Court of Appeals Case Nos. CA-G.R. SP No. 93295 Innodata Employees Association (IDEA), Eleanor Tolentino, et al. vs. Innodata Philippines, Inc., et al., and CA-G.R. SP No. 90538 Innodata Philippines, Inc. vs. Honorable Acting Secretary Manuel G. Imson, et al. (28 June 2007), the Department of Labor and Employment National Labor Relations Commission, Republic of the Philippines (NLRC-NCR-Case No. 07-04713-2002, et al., Innodata Employees Association (IDEA) and Eleanor A. Tolentino, et al. vs. Innodata Philippines, Inc., et al), and the Department of Labor and Employment Office of the Secretary of Labor and Employment, Republic of the Philippines (Case No. OS-AJ-0015-2001, In Re: Labor Dispute at Innodata Philippines, Inc.). The U.S. District Court action is Civil Action No.: 2:17-cv-13268-SDW-LDW Innodata Inc. v. Myrna C. Augustin-Simon; et al.

In February 2024, David D'Agostino filed a putative class action captioned D'Agostino v. Innodata Inc., et al., in the United States District Court for the District of New Jersey against the Company and certain of its current and former officers (the "Securities Class Action"). In October 2024, the presiding judge in the Securities Class Action appointed a lead plaintiff and approved the lead plaintiff's choice of counsel. In January 2025, an amended Securities Class Action complaint was filed in the Securities Class Action. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, and it alleges, among other things, that the defendants made false and misleading statements regarding the Company's artificial intelligence ("AI") technology and services. The plaintiff seeks unspecified damages, fees, interest, and costs. The Company intends to defend itself vigorously, but the Company cannot predict the outcome of the action at this time and can give no assurance that the asserted claims will not have a material adverse effect on its financial position or results of operations.

Subsequently, in March 2024, the Company received a letter from the staff of the SEC, Division of Enforcement, requesting the Company preserve certain documents and data; in August 2024 the Company received a grand jury subpoena from the U.S. Department of Justice ("DOJ") requesting the Company to produce certain documents; and in September 2024 the Company received a subpoena from the SEC requesting certain information. The Company believes that the SEC and DOJ requests are related to the conduct alleged in the Securities Class Action, and is cooperating with these investigations. The Company is unable to predict when these matters will be resolved or what further action, if any, the SEC or DOJ may take in connection with it.

We are also subject to various other legal proceedings and claims that have arisen in the ordinary course of business. While we believe that we have adequate reserves for the losses that we believe are probable and can be reasonably estimated, the ultimate results of legal proceedings and claims cannot be predicted with certainty.

While we currently believe that the ultimate outcome of these proceedings will not have a material adverse effect on our consolidated financial position or overall trends in our consolidated results of operations, litigation is subject to inherent uncertainties. Substantial recovery against us in the above-referenced Philippines action could have a material adverse impact on us, and unfavorable rulings or recoveries in the putative class action or other proceedings could have a material adverse impact on the consolidated operating results of the period in which the ruling or recovery occurs. In addition, our estimate of the potential impact on our consolidated financial position or overall consolidated results of operations for the above-referenced legal proceedings could change in the future. See "Legal Proceedings".

Risks Related to Laws and Regulations

Governmental and customer focus on data security could increase our costs of operations. In addition, any incident in which we fail to protect our customer's information against security breaches may result in monetary damages against us, and termination of our engagement by our customer, and may adversely impact our results of operations.

Certain laws and regulations regarding data privacy and security affecting our customers impose requirements regarding the privacy and security of information maintained by these customers, as well as notification to persons whose personal information is accessed by an unauthorized third party. As a result of any continuing legislative initiatives and customer demands, we may have to modify our operations with the goal of further improving data security. The cost of compliance with these laws and regulations is high and is likely to increase in the future. Any such modifications may result in increased expenses and operating complexity, and we may be unable to increase the rates we charge for our services sufficiently to offset these increases. In addition, as part of the services we perform, we have access to confidential customer data, including personal data. As a result, we are subject to numerous laws and regulations designed to protect this information. We may also be bound by certain customer agreements to use and disclose confidential customer information in a manner consistent with the privacy standards under regulations applicable to such customers. Any failure on our part to comply with these laws and regulations can result in negative publicity and diversion of management's time and effort and may subject us to significant liabilities and other penalties.

If customer confidential information is inappropriately disclosed due to a breach of our computer systems, system failures or otherwise, or if any person, including any of our employees, negligently disregards or intentionally breaches controls or procedures with which we are responsible for complying with respect to such data or otherwise mismanages or misappropriates that data, we may have substantial liabilities to our customers. Any incidents with respect to the handling of such information could subject us to litigation or indemnification claims with our customers and other parties. In addition, any breach or alleged breach of our confidentiality agreements with our customers may result in termination of their engagements, resulting in associated loss of revenue and increased costs.

Our business is subject to applicable laws and regulations relating to foreign corrupt practices, the violation of which could adversely affect our operations.

We must comply with all applicable anti-bribery laws and regulations of the U.S. and other jurisdictions where we operate. For example, we are subject to the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010 relating to corrupt and illegal payments to government officials and others. Although we have policies and controls in place that are designed to ensure compliance with these laws and regulations, it is possible that an employee or an agent acting on our behalf could fail to comply with applicable laws and regulations, and due to the complex nature of the risks, it may not always be possible for us to ascertain compliance with such laws and regulations. In such event, we could be exposed to civil penalties, criminal penalties and other sanctions, including fines or other unintended punitive actions, and we could incur substantial legal fees and related expenses. In addition, such violations could damage our business and/or our reputation. All of the foregoing could have a material adverse effect on our financial condition and operating results.

The legal and regulatory landscape applicable to artificial intelligence (AI) is evolving and changes to existing laws and regulations or new laws and regulations could adversely affect our business, financial condition and results of operations.

We use machine learning and artificial intelligence (AI) technologies in our services, platforms and solutions, and we are making investments in expanding our artificial intelligence capabilities, including ongoing deployment and improvement of existing machine learning and AI technologies, as well as developing new product features using AI technologies, including, for example, generative AI. The laws and regulations applicable to AI continue to develop and evolve. The use of AI technologies in our services, platforms and solutions may result in new governmental or regulatory scrutiny, ethical concerns, legal liability, or other complications that could adversely affect our business, financial condition, or results of operations.

Anti-outsourcing legislation, if adopted, could adversely affect our business, financial condition and results of operations and impair our ability to service our customers.

The issue of outsourcing of services abroad by U.S. companies is a topic of political discussion in the U.S. While no substantive anti-outsourcing legislation has been adopted to date, given the ongoing debate over this issue, the introduction of such legislation is possible. If introduced, our business, financial condition and results of operations could be adversely affected and our ability to service our customers could be impaired.

Our growth could be hindered by visa restrictions.

Occasionally, we have employees from our other facilities visit or transfer to the U.S. to meet our customers or work on projects at a customer's site. Any visa restrictions or new legislation putting a restriction on issuing visas could affect our business.

Immigration and visa laws and regulations in the U.S. and other countries are subject to legislative and administrative changes, as well as changes in the application of standards. Immigration and visa laws and regulations can be significantly affected by political forces and levels of economic activity. Our business, results of operations and financial condition may be materially adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our ability to staff projects with our professionals who are not citizens of the country where the work is to be performed.

New and changing corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including SEC regulations and the Nasdaq Stock Market rules, create uncertainty for companies like ours. These laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time, as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of revisions to such corporate governance standards.

Although we are committed to maintaining high standards of corporate governance and public disclosure, and complying with evolving laws, regulations and standards, if we fail to comply with new or changed laws, regulations or standards of corporate governance, our business and reputation may be harmed.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity

Cybersecurity Risk Management and Strategy

We recognize the importance of developing, implementing and maintaining a firm cybersecurity posture to safeguard our information systems, protect the confidentiality, integrity and availability of our data and mitigate risks associated with cyber threats and attacks.

We are ISO/IEC 27001:2022 certified and the ISO Information Security Risk Management Standard is used as a reference guide for our risk management approach. We have a designated Chief Information Security Officer (CISO) who has primary responsibility for managing our cybersecurity risks. Our CISO has more than 28 years of experience in Information Security and holds a master's degree in Information Technology. His in-depth knowledge and experience are instrumental in developing and executing our cybersecurity strategies. Our CISO is assisted by a team of Information Security Officers (ISOs) and a third-party consultant who has expertise in cybersecurity, information security risk management, and information systems audit and holds various certifications including, CISA, CISM, HITRUST Certified Common Security Framework Practitioner, QSA, and CSP.

Recognizing the inherent cybersecurity risks common to any organization, encompassing concerns such as unauthorized access to sensitive data, potential disruptions to business operations from cyber incidents, and the associated financial and reputational impacts arising from a cybersecurity breach, we have implemented comprehensive policies covering various aspects of cybersecurity and information management, including, without limitation, cyber risk management, information security practices, roles and responsibilities, access controls, cryptography, information classification, asset disposal, and vendor management. We periodically review and modify these policies to align with industry practice, trends and evolving threat landscapes. Compliance with these policies is expected from all employees and contractors.

We perform periodic assessments for identifying threats and vulnerabilities, covering relevant operational facets, and focusing on identifying, analyzing, evaluating, and treating cyber risks across business functions. Our risk assessment guidelines define risk measurement and prioritization, and consider factors such as likelihood, impact, and potential harm. Mitigation strategies are planned, covering technical and procedural measures, including incident response plans.

Incident Response

We maintain a comprehensive incident response plan. Key components include regular updates to ensure effectiveness, employee training programs, and establishing communication channels and relevant systems for proper incident reporting and logging procedures. Communication and notification protocols are defined for notifying third parties such as regulatory bodies, customers, and partners. Recovery strategies are developed for restoring normal operations, and post-incident analysis is conducted to identify lessons learned and improvements for future incident response efforts. The incident response plan also outlines procedures for prompt detection, response, and remediation efforts to minimize the impact of incidents.

Incident materiality is assessed through a collaborative process involving key personnel within our organization. Responsibility for conducting a materiality assessment lies with our management team, in consultation with advice from our third-party cybersecurity consultant, as appropriate. The materiality assessment considers various factors, including financial impact, reputational risk, regulatory implications, and potential harm to third parties. Upon completion of the materiality assessment, the disclosure of incidents, including those related to contractual, regulatory, or technology/security aspects, is handled by designated members of our senior management team. We consult with outside counsel or experts as appropriate, including on materiality analysis and disclosure matters.

As of the fiscal year ending December 31, 2024, there have been no identified cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

Engagement of Third Parties

Recognizing the complexity and evolving nature of cybersecurity threats, we have engaged a third-party consultant to assist with evaluating and testing our risk management approach. This enables us to leverage specialized knowledge and insights in connection with our cybersecurity strategies and processes.

Strategy

To enhance our current cybersecurity posture, we continue to invest in advanced threat detection technologies, provide cybersecurity training based on the latest trends and guidance to the employees, collaborate with industry partners and regulatory bodies to stay informed about emerging threats, reinforce our cybersecurity incident response plan to align with industry-specific regulations and legal obligations, integrate threat intelligence feeds for automatic detection of any misconfigurations, security threats, and foster a collaborative, cross-functional, and accelerated approach to incident response.

Cybersecurity Governance

Our Board of Directors is aware of the critical nature of managing the risks associated with cybersecurity threats. The Board of Directors has established oversight mechanisms to ensure effective governance in managing these risks.

Board of Director Oversight

Our Audit Committee has primary responsibility for overseeing risk management, including with respect to cybersecurity. The Audit Committee monitors management's compliance, and reports to the Board of Directors. The CISO, who is responsible for developing our cybersecurity strategy and managing our cybersecurity risks, reports directly to the Audit Committee on these matters.

Management's Role

Our cybersecurity governance framework incorporates policies, procedures, regular meetings, and controls to manage and mitigate cybersecurity risks. Aligned with industry standards and regulatory requirements, the framework is overseen and regularly evaluated by our leadership team responsible for implementation. Regular risk assessments are conducted to identify and assess potential cybersecurity risks, informing the development of proactive risk mitigation strategies within the governance framework.

The governance framework is closely integrated via a structured compliance reporting framework operating across various governance levels. This framework also operates across geographic locations, with location specific compliance meetings conducted at a local management level and led by the CISO with assistance from the ISO team. This structured compliance reporting is intended to ensure that the highest levels of management are kept abreast of potential cybersecurity risks facing the Company, with the escalation of significant cybersecurity matters to the Audit Committee and ultimately to the Board of Directors, as appropriate.

Notwithstanding the extensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. While we maintain cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. See Item 1A. "Risk Factors" for a discussion of cybersecurity risks.

Item 2.   Properties.

We maintain leased property in Ridgefield Park, New Jersey, which is our headquarters, and in the Philippines, India, Sri Lanka, Israel and Germany. The square footage of all our leased properties totals approximately 192,000. Our leased properties in the Philippines, Sri Lanka, Germany and Israel are primarily used by our DDS segment; and our leased property in India is primarily used by our DDS and Synodex segments. Our leased property in the United States is our corporate headquarters and is used by all segments.

In addition, we may need to lease additional property in the future. We believe that we will be able to obtain suitable additional facilities on commercially reasonable terms on an "as needed" basis.

Item 3. Legal Proceedings.

Reference is made to Note 7, "Commitments and Contingencies — Litigation," to the consolidated financial statements in Item 8 of this Report, which is incorporated by reference herein.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Innodata Inc. (the "Company") Common Stock is quoted on The Nasdaq Stock Market LLC under the symbol "INOD". On February 7, 2025, there were 50 stockholders of record of the Company's Common Stock based on information provided by the Company's transfer agent. The number of stockholders of record is based upon the actual number of holders registered at such date and does not include holders of shares in "street names" or persons, partnerships, associates, corporations, or other entities identified in security position listings maintained by depositories. We do not anticipate paying any dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the aggregate information for the Company's equity compensation plans in effect as of December 31, 2024:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[3]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
	(a)	(b)	(c)
Equity compensation plans approved by security holders[1]	3,365,193	$ 3.67	—
Equity compensation plans approved by security holders[2]	1,891,350	$15.86	902,824
Equity compensation plans not approved by security holders	—	—	—
Total	5,256,543		902,824

(1)   2013 Stock Plan, approved by the stockholders, see Note 11, "Stock Options", to the consolidated financial statements.

(2)   2021 Equity Compensation Plan, approved by stockholders, see Note 11, "Stock Options", to the consolidated financial statements.

(3)   Restricted stock units were excluded when determining the weighted-average exercise price of outstanding options, warrants and rights.

Purchase or Unregistered Sales of Equity Securities

We did not purchase any shares of our common stock during the year ended December 31, 2024.

We did not have any sales of unregistered equity securities during the year ended December 31, 2024.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this Report. In addition to historical information, this discussion includes forward-looking information that involves risks and assumptions based upon management's current expectations. Our actual results could differ materially from the results referred to in any forward-looking statement. See "Cautionary Note Regarding Forward-Looking Statements" included elsewhere in this Report.

Executive Overview

We are a global data engineering company. We operate in three reporting segments: Digital Data Solutions (DDS), Synodex and Agility.

The following table sets forth certain financial data for the two years ended December 31, 2024 and 2023:

	(Dollars in millions) Years Ended December 31,			
	2024	**% of revenue**	**2023**	**% of revenue**
Revenues	$170.5	100.0%	$86.8	100.0%
Direct operating costs	103.4	60.7%	55.5	63.9%
Gross Profit	$ 67.1	39.4%	$31.3	36.1%
Selling and administrative expenses	42.7	25.0%	31.0	35.7%
Income from operations	24.4	14.3%	0.3	0.4%
Interest (income) expense	(0.1)		0.2	
Income before provision for income taxes	24.5		0.1	
Provision for income taxes	(4.2)		1.0	
Net Income (loss)	$ 28.7		$ (0.9)	

For a summary of our Significant Accounting Estimates and Policies, please refer to Note 1 of the Notes to our Consolidated Financial Statements, which are included elsewhere in this Report.

Non-GAAP Financial Measures

In addition to the financial information prepared in conformity with U.S. GAAP ("GAAP"), we provide certain non-GAAP financial information. We believe that these non-GAAP financial measures assist investors in making comparisons of period-to-period operating results. In some respects, management believes non-GAAP financial measures are more indicative of our ongoing core operating performance than their GAAP equivalents by making adjustments that management believes are reflective of the ongoing performance of the business.

We believe that the presentation of this non-GAAP financial information provides investors with greater transparency by providing investors a more complete understanding of our financial performance, competitive position, and prospects for the future, particularly by providing the same information that management and our Board of Directors use to evaluate our performance and manage the business. However, the non-GAAP financial measures presented in this Annual Report on Form 10-K have certain limitations in that they do not reflect all of the costs associated with the operations of our business as determined in accordance with GAAP. Therefore, investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. Further, the non-GAAP financial measures that we present may differ from similar non-GAAP financial measures used by other companies.

Adjusted Gross Profit and Adjusted Gross Margin

We define Adjusted Gross Profit as revenues less direct operating costs attributable to Innodata Inc. and its subsidiaries in accordance with U.S. GAAP, plus depreciation and amortization of intangible assets, stock-based compensation, non-recurring severance and other one-time costs.

We define Adjusted Gross Margin by dividing Adjusted Gross Profit over total U.S. GAAP revenues.

We use Adjusted Gross Profit and Adjusted Gross Margin to evaluate results of operations and trends between fiscal periods and believe that these measures are important components of our internal performance measurement process.

The following table contains a reconciliation of Gross Profit and Gross Margin in accordance with the U.S. GAAP attributable to Innodata Inc. and its subsidiaries to Adjusted Gross Profit and Adjusted Gross Margin for the years ended December 31, 2024 and 2023 (in thousands).

Consolidated	Year Ended December 31,	
	2024	**2023**
Gross Profit attributable to Innodata Inc. and Subsidiaries	$67,074	$31,293
Depreciation and amortization	5,705	4,608
Severance**	—	327
Stock-based compensation	281	294
Adjusted Gross Profit	**$73,060**	**$36,522**
Gross Margin	39%	36%
Adjusted Gross Margin	43%	42%

DDS Segment	Year Ended December 31,	
	2024	**2023**
Gross Profit attributable to DDS Segment	$52,912	$21,519
Depreciation and amortization	2,133	1,053
Severance**	—	28
Stock-based compensation	252	261
Adjusted Gross Profit	**$55,297**	**$22,861**
Gross Margin	37%	35%
Adjusted Gross Margin	39%	37%

Synodex Segment	Year Ended December 31,	
	2024	**2023**
Gross Profit attributable to Synodex Segment	$2,101	$ 799
Depreciation and amortization	503	623
Stock-based compensation	2	1
Adjusted Gross Profit	**$2,606**	**$1,423**
Gross Margin	27%	11%
Adjusted Gross Margin	33%	19%

Agility Segment	Year Ended December 31,	
	2024	**2023**
Gross Profit attributable to Agility Segment	$12,061	$ 8,975
Depreciation and amortization	3,069	2,932
Severance**	—	299
Stock-based compensation	27	32
Adjusted Gross Profit	**$15,157**	**$12,238**
Gross Margin	56%	51%
Adjusted Gross Margin	71%	69%

** Represents non-recurring severance incurred for a reduction in headcount in connection with the re-alignment of the Company's cost structure.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) attributable to Innodata Inc. and its subsidiaries in accordance with U.S. GAAP before interest expense, income taxes, depreciation and amortization of intangible assets (which derives EBITDA), plus additional adjustments for loss on impairment of intangible assets and goodwill, stock-based compensation, income (loss) attributable to non-controlling interests, non-recurring severance, and other one-time costs. We use Adjusted EBITDA to evaluate core results of operations and trends between fiscal periods and believe that these measures are important components of our internal performance measurement process.

The following table contains a reconciliation of GAAP net income (loss) attributable to Innodata Inc. and its subsidiaries to Adjusted EBITDA for the years ended December 31, 2024 and 2023 (in thousands).

Consolidated	Year Ended December 31,	
	2024	2023
Net income (loss) attributable to Innodata Inc. and Subsidiaries	$28,660	$ (908)
Provision for income taxes	(4,190)	1,028
Interest expense	287	400
Depreciation and amortization	5,796	4,716
Severance**	—	580
Stock-based compensation	3,998	4,027
Non-controlling interests	15	19
Adjusted EBITDA – Consolidated	$34,566	$9,862

DDS Segment	Year Ended December 31,	
	2024	2023
Net income attributable to DDS Segment	$25,446	$ 223
Provision for income taxes	(4,081)	1,018
Interest expense	283	395
Depreciation and amortization	2,224	1,161
Severance**	—	33
Stock-based compensation	3,896	3,511
Non-controlling interests	15	19
Adjusted EBITDA – DDS Segment	$27,783	$6,360

Synodex Segment	Year Ended December 31,	
	2024	2023
Net income attributable to Synodex Segment	$1,908	$ 219
Depreciation and amortization	503	623
Severance**	—	6
Stock-based compensation*	(99)	167
Non-controlling interests	—	—
Adjusted EBITDA – Synodex Segment	$2,312	$1,015

Agility Segment	Year Ended December 31,	
	2024	2023
Net income (loss) attributable to Agility Segment	$1,306	$(1,350)
Provision for income taxes	(109)	10
Interest expense	4	5
Depreciation and amortization	3,069	2,932
Severance**	—	541
Stock-based compensation	201	349
Adjusted EBITDA – Agility Segment	$4,471	$ 2,487

* Included in stock-based compensation is an adjustment for the reversal of expense relating to performance based restricted stock units in the current year.

** Represents non-recurring severance incurred for a reduction in headcount in connection with the re-alignment of the Company's cost structure.

Results of Operations

Amounts in the MD&A below are after elimination of any inter-segment profit and have been rounded. All percentages have been calculated using rounded amounts.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Revenues

Total revenues were $170.5 million and $86.8 million for the years ended December 31, 2024 and 2023, respectively, an increase of $83.7 million or approximately 96%.

Revenues from the DDS segment were $141.1 million and $61.6 million for the years ended December 31, 2024 and 2023, respectively, an increase of $79.5 million or approximately 129%. The net increase was primarily attributable to higher volume from an existing customer.

Revenues from the Synodex segment were $7.9 million and $7.5 million for the years ended December 31, 2024 and 2023, respectively, an increase of $0.4 million or approximately 5%. The increase was primarily due to higher volume from existing customers.

Revenues from the Agility segment were $21.5 million and $17.7 million for the years ended December 31, 2024 and 2023 respectively, an increase of $3.8 million or approximately 21%. The increase was primarily attributable to higher volumes from subscriptions to our Agility AI-enabled industry platform.

One customer in the DDS segment generated approximately 48% of the Company's total revenues in the fiscal year ended December 31, 2024. Another customer in the DDS segment generated approximately 10% of the Company's total revenues in the fiscal year ended December 31, 2023. No other customer accounted for 10% or more of total revenues during these periods. Further, in the years ended December 31, 2024 and 2023, revenues from non-U.S. customers accounted for 21% and 37%, respectively, of the Company's revenues.

Direct Operating Costs

Direct operating costs consist of direct and indirect labor costs, occupancy costs, data center hosting fees, cloud services, content acquisition costs, depreciation and amortization, travel, telecommunications, computer services and supplies, realized (gain) loss on forward contracts, foreign currency revaluation (gain) loss, and other direct expenses that are incurred in providing services to our customers.

Direct operating costs were $103.4 million and $55.5 million for the years ended December 31, 2024 and 2023, respectively, an increase of $47.9 million or approximately 86%. The cost increase was primarily due to increased headcount to support higher volumes from an existing customer. The increase in direct operating costs includes a net increase of $42.2 million from direct and indirect labor related costs primarily on account of new hires and higher incentives; higher recruitment fees of $3.5 million; higher depreciation and amortization of capitalized developed software of $1.1 million; higher content costs of $0.8 million; higher cloud service subscriptions of $0.8 million and an increase in other direct operating costs of $0.3 million; offset in part by a favorable impact of foreign exchange rate fluctuations of $0.8 million. Direct operating costs as a percentage of total revenues were approximately 61% and 64% for the years ended December 31, 2024 and 2023, respectively. The decrease in direct operating cost as a percentage of total revenues was primarily due to higher revenues in all segments and lower direct operating costs in the Synodex segment, offset in part by higher direct operating costs in the DDS and Agility segments.

Direct operating costs for the DDS segment were $88.2 million and $40.1 million for the years ended December 31, 2024 and 2023, respectively, an increase of $48.1 million or approximately 120%. The cost increase was primarily due to increased headcount to support higher volumes from an existing customer. The increase in direct operating costs includes a net increase of $43.3 million from direct and indirect labor related costs primarily on account of new hires and higher incentives; higher recruitment fees of $3.5 million; higher depreciation and amortization of capitalized developed software of $1.0 million; higher cloud service subscriptions of $0.7 million and an increase in other direct operating costs of $0.3 million; offset in part by a favorable impact of foreign exchange rate fluctuations of $0.7 million. Direct operating costs for the DDS segment as a percentage of DDS segment revenues were approximately 63% and 65% for the years ended December 31, 2024 and 2023, respectively. The decrease in direct operating costs of the DDS segment as a percentage of DDS segment revenues was primarily attributable to higher revenues, offset in part by higher direct operating costs.

Direct operating costs for the Synodex segment were approximately $5.8 million and $6.7 million for the years ended December 31, 2024 and 2023, respectively, a decrease of $0.9 million or approximately 13%. The decrease in direct operating costs was primarily due to the effect of our cost optimization initiatives completed in 2023 which resulted in cost efficiencies for the Synodex segment. The reduction was primarily due to lower direct labor costs of $0.9 million and lower depreciation and amortization of capitalized developed software of $0.1 million, offset in part by higher cloud service subscriptions of $0.1 million. Direct operating costs for the Synodex segment as a percentage of segment revenues were approximately 73% and 89% for the years ended December 31, 2024 and 2023, respectively. The decrease in direct operating costs of the Synodex segment as a percentage of Synodex segment revenues was due to a decrease in direct operating costs and higher revenues.

Direct operating costs for the Agility segment were approximately $9.4 million and $8.7 million for the years ended December 31, 2024 and 2023, respectively, an increase of $0.7 million or approximately 8%. The increase was primarily due to higher content costs of $0.8 million, higher depreciation and amortization of capitalized developed software of $0.2 million, offset in part by lower direct labor costs of $0.2 million including severance, primarily due to the effect of our cost optimization initiatives completed in 2023 and a favorable impact of foreign exchange rate fluctuations of $0.1 million. Direct operating costs for the Agility segment as a percentage of Agility segment revenues were approximately 44% and 49% for the years ended December 31, 2024 and 2023, respectively. The decrease in direct operating costs of the Agility segment as a percentage of Agility segment revenues was due to higher revenues, offset in part by higher direct operating costs.

Gross Profit and Gross Margin

Gross profit is derived from revenues less direct operating costs, while Gross margin as a percentage is derived by dividing gross profit over revenues.

Gross profit was $67.1 million and $31.3 million for the years ended December 31, 2024 and 2023, respectively. The $35.8 million increase in gross profit was primarily due to higher revenues in all segments and lower direct operating costs for the Synodex segment, offset in part by higher direct operating costs in the DDS and Agility segments. Gross margin was 39% and 36% for the years ended December 31, 2024 and 2023, respectively. The increase in gross margin was primarily due to higher revenues in all segments and lower direct operating costs for the Synodex segment, offset in part by higher direct operating costs in the DDS and Agility segments in the current fiscal year.

Gross profit for the DDS segment was $52.9 million and $21.5 million for the years ended December 31, 2024 and 2023, respectively. The $31.4 million increase in gross profit for the DDS segment was primarily due to higher revenues, offset in part by higher direct operating costs. Gross margin for the DDS segment was 37% and 35% for the years ended December 31, 2024 and 2023, respectively. The increase in gross margin for the DDS segment as a percentage of revenues was primarily due to higher revenues, offset in part by higher direct operating costs in the current fiscal year.

Gross profit for the Synodex segment was $2.1 million and $0.8 million for the years ended December 31, 2024 and 2023, respectively. The $1.3 million increase in gross profit for the Synodex segment was primarily due to lower direct operating costs and higher revenues. Gross margin for the Synodex segment was 27% and 11% for the years ended December 31, 2024 and 2023, respectively. The increase in gross margin for the Synodex segment as a percentage of revenues was primarily due to lower direct operating costs and higher revenues in the current fiscal year.

Gross profit for the Agility segment was $12.1 million and $9.0 million for the years ended December 31, 2024 and 2023, respectively. The $3.1 million increase in gross profit for the Agility segment was primarily due to higher revenues, offset in part by higher direct operating costs. Gross margin for the Agility segment was 56% and 51% for the years ended December 31, 2024 and 2023, respectively. The increase in gross margin for the Agility segment as a percentage of revenues was primarily due to higher revenues, offset in part by higher direct operating costs in the current fiscal year.

Selling and Administrative Expenses

Selling and administrative expenses consist of payroll and related costs including commissions, bonuses, and stock-based compensation; marketing, advertising, trade conferences and related expenses; new services research and related software development expenses, software subscriptions, professional and consultant fees, provision for credit losses and other administrative overhead expenses.

Selling and administrative expenses were approximately $42.7 million and $31.0 million for the years ended December 31, 2024 and 2023, respectively, an increase of $11.7 million or approximately 38%. The increase in selling and administrative expenses was primarily due to higher expenses associated with the increase in revenues. The increase in selling and administrative expenses includes higher selling and administrative payroll and related expenses of $7.3 million, primarily on account of new hires, salary increases, incentives and bonuses and offset in part by lower severance costs; higher professional fees of $3.3 million; higher expenses for marketing related activities of $0.6 million; higher subscriptions of $0.2 million; an unfavorable impact of foreign exchange rate fluctuations of $0.1 million; and an increase in other selling and administrative expenses of $0.2 million. Selling and administrative expenses as a percentage of total revenues were approximately 25% and 36% for the years ended December 31, 2024 and 2023, respectively. The decrease in selling and administrative expenses as a percentage of total revenues was primarily attributable to higher revenues in all segments and lower selling and administrative expenses in the Synodex segment, offset in part by higher selling and administrative expenses in the DDS and Agility segments.

Selling and administrative expenses for the DDS segment were approximately $31.6 million and $20.1 million for the years ended December 31, 2024 and 2023 respectively, an increase of $11.5 million or 57%. The increase in selling and administrative expenses was primarily due to higher expenses associated with the increase in revenues. The increase in selling and administrative expenses includes higher selling and administrative labor and related expenses of $7.2 million, primarily on account of new hires, salary increases, incentives and bonuses awarded; higher professional fees of $3.2 million; higher expenses for marketing related activities of $0.3 million; higher subscriptions of $0.2 million; higher provisions for credit losses of $0.2 million and an increase in other selling and administrative expenses of $0.4 million. Selling and administrative expenses for the DDS segment as a percentage of DDS segment revenues were approximately 22% and 33% for the years ended December 31, 2024 and 2023, respectively. The decrease in selling and administrative expenses of the DDS segment as a percentage of DDS segment revenues was primarily attributable to higher revenues, offset in part by higher selling and administrative expenses.

Selling and administrative expenses for the Synodex segment were $0.2 million and $0.6 million for the years ended December 31, 2024 and 2023 respectively, a decrease of $0.4 million or approximately 67%. The decrease in selling and administrative expenses was primarily attributable to lower selling and administrative payroll costs of $0.3 million and lower professional fees of $0.1 million. Selling and administrative expenses for the Synodex segment as a percentage of Synodex segment revenues were approximately 3% and 8% for the years ended December 31, 2024 and 2023, respectively. The decrease in selling and administrative expenses of the Synodex segment as a percentage of Synodex segment revenues was primarily attributable to higher revenues and lower selling and administrative expenses.

Selling and administrative expenses for the Agility segment were $10.9 million and $10.3 million for the years ended December 31, 2024 and 2023, respectively, an increase of $0.6 million or approximately 6%. The increase in selling and administrative expenses was primarily due to higher expenses associated with the increase in revenues. The increase in selling and administrative expenses includes higher selling and administrative payroll and related expenses of $0.4 million, primarily on account of new hires, salary increases, incentives and bonuses awarded; offset in part by lower severance costs; an increase in marketing related activities of $0.3 million; higher professional fees of $0.2 million, and an unfavorable impact of foreign exchange rate fluctuations of $0.1 million, offset in part by lower provision for credit losses of $0.2 million and a decrease in other selling and administrative expenses of $0.2 million. Selling and administrative expenses for the Agility segment as a percentage of Agility segment revenues were approximately 51% and 58% for the years ended December 31, 2024 and 2023, respectively. The decrease in selling and administrative expenses of the Agility segment as a percentage of Agility segment revenues was primarily due to higher revenues, offset in part by higher selling and administrative expenses.

Goodwill Impairment

As of September 30, 2024, the Company performed its annual goodwill impairment analysis on its reporting unit with goodwill, the Agility segment. It involved a quantitative goodwill impairment test and estimated the fair value based on a combination of the income approach (estimates of future discounted cash flows) and the market approach (market multiples for similar companies) using unobservable inputs (Level 3). The income approach uses a discounted cash flow ("DCF") method that utilizes the present value of cash flows to estimate the segment's fair value. The future cash flows of the segment were projected based on the Company's estimates of future revenues, operating income, and other factors such as working capital and capital expenditure. As part of the DCF analysis, the Company projected revenue and operating profits and assumed long-term revenue growth rates in the terminal year. The market approach utilizes multiples of revenues and earnings before interest expense, taxes, depreciation, and amortization ("EBITDA") to estimate the segment's fair value. The market multiples used for the segment were based on a group of comparable companies' market multiples applied to the Company's revenue. The Company concluded that there is no impairment of goodwill.

Income Taxes

Income taxes primarily consist of a provision for foreign taxes recorded by the Company's foreign subsidiaries in accordance with local tax regulations.

We recorded a benefit from income taxes of $4.2 million and provision for income taxes of approximately $1.0 million for the years ended December 31, 2024 and 2023, respectively. In the third and fourth quarters of 2024, the Company determined it was more likely than not that the Company would be able to realize the benefit of the deferred tax assets in the United States and the United Kingdom, resulting in the release of the valuation allowance. In reaching this determination, the Company considered the growing trend of profitability over the last three years in the United States, as well as its expectations regarding the generation of future taxable income.

The effective income tax rates for the year ended December 31, 2024 are disproportionate primarily due to the effect of a stock-based compensation adjustment, the release of the valuation allowance from our U.S. and U.K. deferred tax assets and a decrease in unrecognized tax benefits, offset in part by IRS section 162 (m) adjustments and Global Intangible Low-Taxed Income (GILTI) provisions.

The effective income tax rates for the year ended December 31, 2023 are disproportionate primarily due to the minimal pre-tax income and valuation allowance recorded on the deferred taxes of the U.S., Canadian, German and the U.K. subsidiaries, tax effects of foreign operations, IRS section 162 (m) adjustments, offset in part by the effect of stock-based compensation.

The reconciliation of the U.S. statutory rate with the Company's effective tax rate for the years ended December 31, 2024 and 2023 are summarized in the table below:

	2024	2023
Federal income tax expense at statutory rate	21.0%	21.0%
Effect of:		
Section 162 (m)	57.6	452.0
Global Intangible Low-Taxed Income (GILTI)	3.1	0.0
Tax effects of foreign operations	1.5	562.6
Return to provision true up	0.8	264.4
Foreign operations permanent differences – foreign exchange gains and losses	0.6	76.9
Withholding tax	0.5	106.6
Research and development credit	—	(67.3)
Tax effect of intercompany settlement	—	(234.0)
Deemed interest	(0.6)	(149.2)
Foreign rate differential	(0.9)	(102.5)
State income tax net of federal benefit	(1.8)	0.1
Increase (decrease) in unrecognized tax benefits (ASC 740)	(3.8)	199.6
Change in valuation allowance	(30.7)	578.6
Effect of stock-based compensation	(64.8)	(961.6)
Other	0.4	(7.6)
Effective tax rate	(17.1)%	739.6%

Despite access to overseas earnings and the resulting toll charge, we intend to indefinitely reinvest earnings and profits in our foreign subsidiaries on account of the foreign jurisdiction withholding taxes that we would have to incur on the actual remittances. Unremitted foreign earnings and profits amounted to approximately $53.9 million at December 31, 2024. If such foreign earnings and profits are repatriated in the future, or are no longer deemed to be indefinitely reinvested, we would have to accrue the applicable amount of foreign jurisdiction withholding taxes associated with such remittances.

We have a remaining valuation allowance on all the deferred tax assets of our Canadian and German subsidiaries. Our Canadian subsidiaries also have research and development credits available to reduce taxable income in future years, which may be carried forward indefinitely. The potential benefits from these balances have not been recognized for financial statement purposes.

Net Income (Loss)

We had a net income of $28.7 million and a net loss of $0.9 million during the years ended December 31, 2024 and 2023, respectively. The $29.6 million change was a result of higher revenues in all segments and lower direct operating costs and selling and administrative expenses in the Synodex segment, offset in part by higher direct operating costs and selling and administrative expenses in the DDS and Agility segments of $24.1 million; a change in income tax provision resulting from the release of the valuation allowance on our U.S. and U.K. deferred tax assets of $5.4 million and interest income of $0.1 million from the refund of a court fee deposit for our Indian subsidiary's service tax case for the current fiscal year.

Net income for the DDS segment was $25.4 million and $0.2 million for the years ended December 31, 2024 and 2023, respectively. The $25.2 million increase was primarily attributable to higher revenues, offset in part by higher direct operating costs and selling and administrative expenses of $19.8 million; a change in income tax provision resulting from the release of the valuation allowance on our U.S. deferred tax assets of $5.3 million and interest income of $0.1 million from the refund of a court fee deposit for our Indian subsidiary's service tax case for the current fiscal year.

Net income for the Synodex segment was $1.9 million and $0.2 million for the years ended December 31, 2024 and 2023, respectively. The $1.7 million increase was primarily due to lower direct operating costs and selling and administrative expenses and higher revenues in the current fiscal year.

Net income for the Agility segment was $1.3 million and a net loss of $1.3 million for the years ended December 31, 2024 and 2023, respectively. The $2.6 million change was due to higher revenues offset in part by higher direct operating costs and selling and administrative expenses of $2.5 million and a change in income tax provision resulting from the release of the valuation allowance on our United Kingdom subsidiary's deferred tax assets of $0.1 million in the current fiscal year.

Adjusted Gross Profit and Margin

Adjusted Gross Profit and Adjusted Gross Margin are non-GAAP financial measures. For a reconciliation of Adjusted Gross Profit and Adjusted Gross Margin to the most directly comparable GAAP measure, please see the description of "Non-GAAP Financial Measures — Adjusted Gross Profit and Adjusted Gross Margin" above.

Adjusted gross profit was $73.1 million and $36.5 million for the years ended December 31, 2024 and 2023, respectively. The $36.6 million increase in adjusted gross profit was primarily due to higher revenues in all segments and lower direct operating costs for the Synodex segment, offset in part by higher direct operating costs in the DDS and Agility segments. Adjusted gross margin was 43% and 42% for the years ended December 31, 2024 and 2023, respectively. The increase in adjusted gross margin was primarily due to higher revenues in all segments and lower direct operating costs for the Synodex segment, offset in part by higher direct operating costs in the DDS and Agility segments in the current fiscal year.

Adjusted gross profit for the DDS segment was $55.3 million and $22.9 million for the years ended December 31, 2024 and 2023, respectively. The $32.4 million increase in adjusted gross profit for the DDS segment was due to higher revenues, offset in part by higher direct operating costs. Adjusted gross margin for the DDS segment was 39% and 37% for the years ended December 31, 2024 and 2023, respectively. The increase in the adjusted gross margin for the DDS segment as a percentage of revenues was primarily due to higher revenues, offset in part by higher direct operating costs in the current fiscal year.

Adjusted gross profit for the Synodex segment was $2.6 million and $1.4 million for the years ended December 31, 2024 and 2023, respectively. The $1.2 million increase in adjusted gross profit in the Synodex segment was due to lower direct operating costs and higher revenues. Adjusted gross margin for the Synodex segment was 33% and 19% for the years ended December 31, 2024 and 2023, respectively. The increase in the adjusted gross margin for the Synodex segment as a percentage of revenues was primarily due to lower direct operating costs and higher revenues in the current fiscal year.

Adjusted gross profit for the Agility segment was $15.2 million and $12.2 million for the years ended December 31, 2024 and 2023, respectively. The $3.0 million increase in adjusted gross profit for the Agility segment was due to higher revenues, offset in part by higher direct operating costs. Adjusted gross margin for the Agility segment was 71% and 69% for the years ended December 31, 2024 and 2023, respectively. The increase in the adjusted gross margin for the Agility segment as a percentage of revenues was primarily due to higher revenues, offset in part by higher direct operating costs in the current fiscal year.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, please see the description of "Non-GAAP Financial Measures — Adjusted EBITDA" above.

Adjusted EBITDA was $34.6 million and $9.9 million for the years ended December 31, 2024 and 2023, respectively. The $24.7 million increase in Adjusted EBITDA was due to higher net income, higher depreciation and amortization, offset in part by a change in income tax provision resulting from the release of the valuation allowance on our U.S. and United Kingdom deferred tax assets, and lower non-recurring severance in the current fiscal year.

Adjusted EBITDA for the DDS segment was $27.8 million and $6.4 million for the years ended December 31, 2024 and 2023, respectively. The $21.4 million increase in Adjusted EBITDA in the DDS Segment was due to higher net income, higher depreciation and amortization, offset in part by a change in income tax provision for the period resulting from the release of the valuation allowance on our U.S. deferred tax assets in the current fiscal year.

Adjusted EBITDA for the Synodex segment was $2.3 million and $1.0 million for the years ended December 31, 2024 and 2023, respectively. The $1.3 million increase in Adjusted EBITDA in the Synodex segment was due to higher net income, offset in part by lower stock-based compensation and depreciation and amortization in the current fiscal year.

Adjusted EBITDA for the Agility segment was $4.5 million and $2.5 million for the years ended December 31, 2024 and 2023, respectively. The $2.0 million increase in Adjusted EBITDA in the Agility segment was due to the net income in the current period compared to the net loss in the comparative period, higher depreciation and amortization, offset in part by lower non-recurring severance, lower stock-based compensation and a change in income tax provision for the period resulting from the release of the valuation allowance on our United Kingdom deferred tax assets in the current fiscal year.

Liquidity and Capital Resources

Selected measures of liquidity and capital resources, expressed in thousands, are as follows:

	December 31,	
	2024	**2023**
Cash and cash equivalents	$46,883	$13,806
Short term investments – other	14	14
Working capital	41,494	9,142

On December 31, 2024, we had cash and cash equivalents of $46.9 million, of which $17.9 million was held by our foreign subsidiaries and $29.0 million was held in the United States. Despite the passage of the new tax law under which we may repatriate funds from overseas after paying the toll charge, it is our intent, as of December 31, 2024, to indefinitely reinvest the overseas funds in our foreign subsidiaries due to the withholding tax that we would have to incur on the actual remittances.

We have used, and plan to use, our cash and cash equivalents for (i) capital investments; (ii) the expansion of our operations; (iii) technology innovation; (iv) product management and strategic marketing; (v) general corporate purposes, including working capital; and (vi) possible business acquisitions. As of December 31, 2024, we had working capital of approximately $41.5 million, as compared to working capital of approximately $9.1 million as of December 31, 2023. The increase in working capital of $32.4 million is primarily due to higher cash balances driven by collections from higher revenues and cash proceeds from stock option exercises of $6.7 million. Accounts receivable increased by $12.9 million compared to the prior year as of the year ended December 31, 2024.

Proceeds from stock option exercises for the year ended December 31, 2024 were $6.7 million.

We did not have any material commitments for capital expenditures as of December 31, 2024.

We believe that our existing cash and cash equivalents and cash flows from operations will provide sufficient sources of liquidity to satisfy our financial needs for at least 12 months from the date of issuance of these financial statements.

On April 4, 2023, we entered into a Credit Agreement (the "Credit Agreement") with Wells Fargo Bank, National Association, as lender, and Innodata Inc., Innodata Synodex, LLC, Innodata docGenix, LLC and Agility PR Solutions LLC as co-borrowers. On July 21, 2023, Innodata Services, LLC signed a Joinder Agreement to join the Credit Agreement as a co-borrower. On August 5, 2024, we entered into a second amendment (to the Credit Agreement (together with the Credit Agreement, the "Amended Credit Agreement"). The Amended Credit Agreement provides for a secured revolving line of credit (the "Revolving Credit Facility") up to an amount equal to the lesser of the borrowing base and $30.0 million (the "Maximum

Credit") and provides that a Borrower may request an increase to the Revolving Credit Facility's Maximum Credit of up to, but not to exceed, $50.0 million, subject to the approval of the Lender. The Revolving Credit Facility's borrowing base is calculated on the basis of (i) 85% of eligible accounts (other than eligible foreign accounts and unbilled accounts), plus (ii) the lesser of (a) 80% of eligible accounts that are unbilled accounts and (b) 30% of all eligible accounts, plus (iii) the lesser of (a) 85% of eligible foreign accounts, (b) 20% of all eligible accounts and (c) $4.0 million, minus (iv) certain other reserves and adjustments. As of December 31, 2024, such borrowing base calculation equaled approximately $22.3 million. The Credit Agreement contains a financial covenant that requires the Borrowers, on a consolidated basis, to maintain a fixed charge coverage ratio of not less than 1.10 to 1.00. Except as set forth in the Credit Agreement, borrowings under the Revolving Credit Facility bear interest at a rate equal to the daily simple secured overnight financing rate ("SOFR") plus 2.25%. We did not utilize the Revolving Credit Facility during the year ended December 31, 2024 or during the subsequent period through the filing date of this Report.

On August 8, 2024, we filed a Registration Statement on Form S-3 (Registration No. 333-281379) (the "Form S-3") with the SEC. The Form S-3, which includes a base prospectus, allows us to offer and sell, from time to time, in one or more offerings, common stock, preferred stock, debt securities, warrants or units up to an aggregate public offering price of $50.0 million. On September 16, 2024 we filed Amendment No. 1 to the Form S-3. The Form S-3 was declared effective by the SEC on October 10, 2024. The Form S-3 is intended to preserve our flexibility to raise capital from time to time, if and when needed.

Net Cash Provided by Operating Activities

Cash provided by our operating activities for the year ended December 31, 2024 was $35.0 million resulting from our net income of $28.7 million, adjusted for non-cash expenses of $6.2 million and an increase in working capital of $0.1 million. Refer to the Consolidated Statements of Cash Flows for further details.

Cash provided by our operating activities for the year ended December 31, 2023 was $5.9 million resulting from our net loss of $0.9 million, adjusted for non-cash expenses of $9.9 million and a decrease in working capital of $3.1 million. Refer to the Consolidated Statements of Cash Flows for further details.

Our days' sales outstanding were 45 days and 50 days for the years ended December 31, 2024 and 2023, respectively. We calculate DSO by first dividing the total revenues for the period by average net accounts receivable, which is the average of net accounts receivable at the beginning of the period and net accounts receivable at the end of the period, to yield an amount we refer to as the "accounts receivable turnover". Then we divide the total number of days within the period reported by the accounts receivable turnover to yield DSO expressed in number of days.

Net Cash Used in Investing Activities

Cash used in our investing activities for the year ended December 31, 2024 was $7.7 million. These capital expenditures were principally for the purchase of technology equipment including servers, network infrastructure and workstations, and expenditures for capitalized developed software. Capital expenditures for the year ended December 31, 2024 consisted of $4.6 million for the DDS segment, $2.1 million for the Agility segment and $1.0 million for the Synodex segment.

Cash used in our investing activities for the year ended December 31, 2023 was $5.1 million consisting of capital expenditures of $5.6 million offset in part by proceeds from sale of investments of $0.5 million. These capital expenditures were principally for the purchase of technology equipment including servers, network infrastructure and workstations, and expenditures for capitalized developed software. Capital expenditures for the year ended December 31, 2024 amounting to $5.6 million consisted of $2.9 million for the DDS segment, $1.8 million for the Agility segment and $0.9 million for the Synodex segment.

For calendar year 2025, we anticipate that capital expenditures for ongoing technology, equipment, new platform development, and infrastructure upgrades will approximate to $11.0 million, a portion of which we may finance.

Net Cash Used in Financing Activities

Cash provided by financing activities for the year ended December 31, 2024 was $6.1 million, primarily from proceeds of stock option exercises of $6.7 million, offset in part by payment of long-term obligations of $0.5 million and withholding taxes on net settlement of restricted stock awards of $0.1 million.

Cash provided by financing activities for the year ended December 31, 2023 was $2.9 million primarily from proceeds of stock option exercises of $3.3 million, offset in part by payment of long-term obligations of $0.4 million.

Inflation, Seasonality and Prevailing Economic Conditions

Although most of our revenues are denominated in U.S. dollars, a significant portion of our revenue is denominated in Canadian dollars, Pound Sterling and Euros. In addition, a significant portion of our expenses, primarily labor expenses in the Philippines, India, Sri Lanka, Germany, Canada and Israel, are incurred in the local currencies of the countries in which we operate. For financial reporting purposes, we translate all non-U.S. denominated transactions into U.S. dollars in accordance with U.S. GAAP. Thus, we are exposed to the risk that fluctuations in the value of these currencies relative to the U.S. dollar could have a direct impact on our revenues and our results of operations.

The Philippines and India have at times experienced high rates of inflation as well as major fluctuations in the exchange rate between the Philippine peso and the U.S. dollar and the Indian rupee and the U.S. dollar. Canada has also experienced fluctuations in the exchange rate between the Canadian dollar and U.S. dollar. As of December 31, 2024, the aggregate notional amount of our hedges was $22.5 million consisting of approximately $10.7 million against the Canadian dollar, $6.7 million against the Philippine peso and $5.1 million against the Indian rupee.

Fluctuations in exchange rates also affect the value of funds held by our foreign subsidiaries. We do not currently intend to hedge these assets.

Our most significant costs are the salaries and related benefits of our employees. We are exposed to high inflation in wage rates in the countries in which we operate. We generally perform work for our customers under project-specific contracts, requirements-based contracts or long-term contracts. We must adequately anticipate wage increases, particularly on our fixed-price contracts. There can be no assurance that we will be able to recover cost increases through increases in the prices that we charge for our services to our customers.

Our quarterly operating results are subject to certain fluctuations. We experience fluctuations in our revenues and earnings as we replace and begin new projects, which may have some normal start-up delays, or we may be unable to replace a project entirely. These and other factors may contribute to fluctuations in our operating results from quarter to quarter. In addition, as some of our Asian facilities are closed during holidays in the fourth quarter, we typically incur higher wages, due to overtime, that reduces our margins.

Our Synodex subsidiary experiences seasonal fluctuations in revenues. Typically, revenue is lowest in the third quarter of the calendar year and highest in the fourth quarter of the calendar year. The seasonality is directly linked to the number of life insurance applications received by the insurance companies.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable to smaller reporting companies.

Item 8. Financial Statements and Supplementary Data.

See Financial Statement Index and Financial Statements commencing on page F-1, which are incorporated by reference herein.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act), that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision, and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of December 31, 2024. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and disposition of assets; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management and director authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Under the supervision and with the participation of the Company's Chief Executive Officer and Interim Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework (2013) —* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) during the three months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other information.

Rule 10b5-1 Trading Plans

During the quarter ended December 31, 2024, none of the Company's directors or officers informed the Company of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Regulation S-K, Item 408.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Item 10. Directors, Executive Officers and Corporate Governance.

The information called for by Items 401, 405, if required, and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K, including information about our directors and executive officers, is incorporated by reference from the Company's definitive proxy statement for the 2025 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2024 fiscal year.

The Company has a code of ethics that applies to all of its employees, officers, and directors, including its principal executive officer, principal financial officer, principal accounting officer and corporate controller. The text of the Company's code of ethics is posted on its website at www.innodata.com. The Company intends to disclose future amendments to, or waivers from, certain provisions of the code of ethics for executive officers and directors in accordance with applicable Nasdaq and SEC requirements.

Item 11. Executive Compensation.

The information called for by Item 11 is incorporated by reference from the Company's definitive proxy statement for the 2025 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2024 fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item regarding the Company's equity compensation plans is set forth in Part II, Item 5 of this Annual Report on Form 10-K under the caption "Securities Authorized for Issuance Under Equity Compensation Plans" and is incorporated by reference herein. The information called for under Item 403 of Regulation S-K by Item 12 is incorporated by reference from the Company's definitive proxy statement for the 2025 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2024 fiscal year.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information called for by Item 13 is incorporated by reference from the Company's definitive proxy statement for the 2025 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2024 fiscal year.

Item 14. Principal Accountant's Fees and Services.

The information called for by Item 14 is incorporated by reference from the Company's definitive proxy statement for the 2025 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2024 fiscal year.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1)   Financial Statements. The following Report of Independent Registered Public Accounting firm, consolidated financial statements, and accompanying notes are included in Item 8. Index to Financial Statements:

Reports of Independent Registered Public Accounting Firms.
Consolidated Balance Sheets as of December 31, 2024 and 2023.
Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2024 and 2023.
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2024 and 2023.
Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023.

(a)(2)   Exhibits — See Exhibit Index attached hereto, which is incorporated by reference herein.

Item 16.   Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNODATA INC.

By: /s/ Jack S. Abuhoff
_____
Jack S. Abuhoff
Chief Executive Officer and President
February 24, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jack S. Abuhoff Jack S. Abuhoff	Chief Executive Officer and President (Principal Executive Officer)	February 24, 2025
/s/ Marissa B. Espineli Marissa B. Espineli	Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 24, 2025
/s/ Louise C. Forlenza Louise C. Forlenza	Director	February 24, 2025
/s/ Stewart R. Massey Stewart R. Massey	Director	February 24, 2025
/s/ Nauman (Nick) Toor Nauman (Nick) Toor	Director (Chairman)	February 24, 2025

INNODATA INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Innodata Inc.
Ridgefield Park, New Jersey

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Innodata Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Measurement of the provision for income tax expenses

Description of Matter

The Company is subject to income taxes in multiple tax jurisdictions and during the ordinary course of business, there are many tax positions for which the ultimate tax determination is uncertain due to complexities of transfer pricing, changing tax laws, and is involved in various tax litigations with respective tax authorities. Uncertainties arise primarily from certain ongoing tax litigations and open tax years for its foreign subsidiaries.

As described in Note 5 to the consolidated financial statements, at December 31, 2024, the Company has recorded unrecognized tax benefits of $1.0 million for uncertain tax positions.

We identified measurement of accruals for the income tax exposures as a critical audit matter, as the amounts involved are material, and the determination of provision for taxes requires the Company to make judgments on tax issues and develop estimates regarding the Company's exposure to tax risks. Further, auditing management judgments on whether the tax positions are probable of being sustained in tax assessments involves a high degree of subjectivity.

How the matter was addressed in our audit:

The primary procedures we performed to address this critical audit matter included:

• Obtaining an understanding of management's process of estimating the provision for income taxes including assessment of uncertain tax positions and those related to interpretation of tax laws and its application in the estimation of tax liabilities including uncertain tax positions.

• Testing the completeness of ongoing tax litigation by obtaining direct confirmations from external tax consultants for select geographies. Also tested the arithmetical accuracy of various computation.

• Involving tax professionals with specialized skill and knowledge in domestic and international taxes, who assisted in:

    • Reviewing and evaluating the Company's data including assumptions used to determine the amount of tax benefit/expense to be recognized and tested the accuracy of the calculations

    • inspecting the correspondences and assessment orders with applicable tax authorities

    • evaluating the Company's interpretation of tax laws, underlying facts and their potential impact on uncertain tax positions.

/S/ BDO India LLP

We have served as the Company's auditor since 2020.

Mumbai, India
February 24, 2025

INNODATA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2024 AND 2023
(in thousands, except share and per share data)

	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 46,883	$13,806
Short term investments – other	14	14
Accounts receivable, net of allowance for credit losses	28,013	14,288
Prepaid expenses and other current assets	6,090	3,969
Total current assets	81,000	32,077
Property and equipment, net	4,101	2,281
Right-of-use-asset, net	4,238	5,054
Other assets	1,267	2,445
Deferred income taxes, net	7,492	1,741
Intangibles, net	13,353	13,758
Goodwill	1,998	2,075
Total assets	$113,449	$59,431
LIABILITIES, NON-CONTROLLING INTERESTS AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,554	$ 2,662
Accrued expenses	4,891	3,060
Accrued salaries, wages and related benefits	13,836	7,799
Deferred revenues	8,010	3,523
Income and other taxes	5,695	3,848
Long-term obligations – current portion	1,643	1,261
Operating lease liability – current portion	877	782
Total current liabilities	39,506	22,935
Deferred income taxes, net	32	22
Long-term obligations, net of current portion	6,744	6,778
Operating lease liability, net of current portion	3,778	4,701
Total liabilities	50,060	34,436
Commitments and contingencies	—	—
Non-controlling interests	(83)	(708)
STOCKHOLDERS' EQUITY:		
Serial preferred stock; 4,998,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value; 75,000,000 shares authorized; 34,484,000 shares issued and 31,300,000 outstanding at December 31, 2024 and 31,937,000 shares issued and 28,753,000 outstanding at December 31, 2023	345	320
Additional paid-in capital	53,085	43,152
Retained earnings (deficit)	18,977	(9,683)
Accumulated other comprehensive loss	(2,470)	(1,621)
	69,937	32,168
Less: treasury stock, 3,184,000 shares at December 31, 2024 and 2023, at cost	(6,465)	(6,465)
Total stockholders' equity	63,472	25,703
Total liabilities, non-controlling interests and stockholders' equity	$113,449	$59,431

See notes to consolidated financial statements.

INNODATA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2024 AND 2023
(In thousands, except per share amounts)

	2024	2023
Revenues	$170,461	$86,775
Direct operating costs	103,387	55,482
Selling and administrative expenses	42,738	30,975
Interest (income) expense, net	(149)	179
	145,976	86,636
Income before provision for income taxes	24,485	139
Provision for income taxes	(4,190)	1,028
Consolidated net income (loss)	28,675	(889)
Income attributable to non-controlling interests	15	19
Net Income (loss) attributable to Innodata Inc. and Subsidiaries	$ 28,660	$ (908)
Income (loss) per share attributable to Innodata Inc. and Subsidiaries:		
Basic	$ 0.98	$ (0.03)
Diluted	$ 0.89	$ (0.03)
Weighted average shares outstanding:		
Basic	29,163	28,131
Diluted	32,177	28,131
Comprehensive income (loss):		
Consolidated net income (loss)	$ 28,675	$ (889)
Pension liability adjustment, net of taxes	179	(326)
Foreign currency translation adjustment	(592)	407
Change in fair value of derivatives, net of taxes	(436)	406
Other comprehensive income (loss)	(849)	487
Total comprehensive income (loss)	27,826	(402)
Comprehensive income attributed to non-controlling interest	15	19
Comprehensive income (loss) attributable to Innodata Inc. and Subsidiaries	$ 27,811	$ (421)

INNODATA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2024 AND 2023
(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock		Total
	Shares	Amount				Shares	Amount	
January 1, 2023	30,589	306	35,815	(8,775)	(2,108)	(3,184)	(6,465)	18,773
Net loss attributable to Innodata Inc. and Subsidiaries	—	—	—	(908)	—	—	—	(908)
Stock-based compensation	—	—	4,027	—	—	—	—	4,027
Stock option exercises	1,351	14	3,310	—	—	—	—	3,324
Shares withheld for exercise net settlement	(3)	—	—	—	—	—	—	—
Pension liability adjustments, net of taxes	—	—	—	—	(326)	—	—	(326)
Foreign currency translation adjustment	—	—	—	—	407	—	—	407
Change in fair value of derivatives, net of taxes	—	—	—	—	406	—	—	406
December 31, 2023	31,937	320	43,152	(9,683)	(1,621)	(3,184)	(6,465)	25,703
Net income attributable to Innodata Inc. and Subsidiaries	—	—	—	28,660	—	—	—	28,660
Stock-based compensation	—	—	3,998	—	—	—	—	3,998
Stock option exercises	2,506	25	6,643	—	—	—	—	6,668
Restricted stock units vested	41	—	—	—	—	—	—	—
Shares withheld for restricted stock unit net settlement	—	—	(97)	—	—	—	—	(97)
Redemption of non-controlling interest	—	—	(611)	—	—	—	—	(611)
Pension liability adjustments, net of taxes	—	—	—	—	179	—	—	179
Foreign currency translation adjustment	—	—	—	—	(592)	—	—	(592)
Change in fair value of derivatives, net of taxes	—	—	—	—	(436)	—	—	(436)
December 31, 2024	34,484	$345	$53,085	$18,977	$(2,470)	(3,184)	$(6,465)	$63,472

INNODATA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(In thousands)

	2024	2023
Cash flows from operating activities:		
Consolidated net income (loss)	$ 28,675	$ (889)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	5,796	4,716
Stock-based compensation	3,998	4,027
Deferred income taxes	(5,609)	(276)
Provision for credit losses	804	426
Pension cost	1,237	1,046
Changes in operating assets and liabilities:		
Accounts receivable	(14,688)	(5,116)
Prepaid expenses and other current assets	(2,233)	372
Other assets	1,177	(171)
Accounts payable and accrued expenses	3,429	353
Deferred revenues	4,487	(843)
Accrued salaries, wages and related benefits	6,063	1,653
Income and other taxes	1,879	605
Net cash provided by operating activities	35,015	5,903
Cash flows from investing activities:		
Capital expenditures	(7,741)	(5,564)
Proceeds from short term investments – others	—	493
Net cash used in investing activities	(7,741)	(5,071)
Cash flows from financing activities:		
Proceeds from exercise of stock options	6,668	3,324
Withholding taxes on net settlement of restricted stock units	(97)	—
Payment of long-term obligations	(513)	(452)
Net cash provided by financing activities	6,058	2,872
Effect of exchange rate changes on cash and cash equivalents	(255)	310
Net increase in cash and cash equivalents	33,077	4,014
Cash and cash equivalents, beginning of year	13,806	9,792
Cash and cash equivalents, end of year	$ 46,883	$13,806
Supplemental disclosures of cash flow information:		
Vendor financed software licenses acquired	$ —	$ 1,162
Cash paid for income taxes	$ 2,418	$ 753
Cash paid for operating leases	$ 1,435	$ 1,557
Cash paid for interest	$ 287	$ 400

See notes to consolidated financial statements.

1.   **Description of Business and Summary of Significant Accounting Estimates and Policies**

Description of Business — Innodata Inc. (Nasdaq: INOD) (including its subsidiaries, the "Company", "Innodata", "we", "us" or "our") is a leading data engineering company. The Company's mission is to help the world's most prestigious companies deliver the promise of ethical, high-performing artificial intelligence ("AI"), which the Company believes will contribute to a safer and more prosperous world.

The Company was founded on a simple idea: engineer the highest quality data so organizations across broad industry segments could make smarter decisions. Today, the Company believes it is delivering the highest quality data for some of the world's most innovative technology companies to use to train the AI models of the future.

AI holds the promise that computers can perceive and understand the world, enabling products and services that would have been previously unimaginable and impossible with traditional coding. AI learns from data, and the highest-performing AI will have learned from the highest-quality data. The Company believes that it can contribute meaningfully by harnessing its capabilities, honed over 35+ years, in collecting and annotating data at scale with consistency and high accuracy.

The Company is also helping companies deploy and integrate AI into their operations and products and providing innovative AI-enabled industry platforms, helping ensure that its customers' businesses are prepared for a world in which machines augment human activity in ways previously unimaginable.

The Company developed its capabilities and honed its approaches progressively over the last 35+ years creating high-quality data for many of the world's most demanding information companies. Approximately nine years ago, the Company formed Innodata Labs, a research and development center, to research, develop and apply machine learning and emerging AI to its large-scale, human-intensive data operations. In 2019, the Company began packaging the capabilities that emerged from its R&D efforts in order to align with several fast-growing new markets and help companies use AI/ML to drive performance benefits and business insights.

The Company's historical core competency in high-quality data, combined with these R&D efforts in applied AI, created the foundation for the evolution of the Company's offerings, which include AI Data Preparation, AI Model Deployment and Integration, and AI-Enabled Industry Platforms.

AI Data Preparation

For several of the world's large technology companies, the Company supports their efforts at building generative AI foundation models. For these companies, the Company provides or is poised to provide a range of scaled data solutions and services. The Company's scaled data solutions include providing instruction data sets for fine-tuning LLMs to understand prompts, to accept instruction, to converse, to apparently reason, and to perform the myriad of incredible feats that many of us have now experienced. The Company also provides reinforcement learning and reward modeling, services which are critical to provide the guardrails against toxic, bias and harmful responses, and model evaluation services.

For social media companies, financial services companies, and many others, the Company collects or creates training data, annotates training data, and trains AI algorithms for working with images, text, video, audio, code and sensor data.

The Company utilizes a variety of leading third-party tools, proprietary tools and customer tools. For text annotation, the Company uses its proprietary data annotation platform that incorporates AI to reduce cost while improving consistency and quality of output. The Company's proprietary data annotation platform features auto-tagging capabilities that apply to both classical and generative AI tasks. The platform encapsulates many of the innovations the Company has conceived of in the course of its 35-year history of creating high-quality data.

In addition, because collecting real-world data is often impracticable (due to data privacy regulations or rarity of cohorts and outliers), the Company creates high-quality synthetic data that maintains all of the statistical properties of real-world data, using a combination of domain specialists and machine technologies that leverage large language models (LLMs).

AI Model Deployment and Integration

The Company helps businesses leverage the latest AI technologies to achieve their goals. The Company develops custom AI models (where it selects the appropriate algorithms, tunes hyperparameters, trains and validates the models, and updates the models as required). The Company also helps businesses fine-tune their own custom versions of the Company's proprietary models and third-party foundation models to address domain-specific and customer-specific use cases.

For the Company's customers that provide products and solutions that require intensive text data processing and analytics, in addition to deploying and integrating AI models, the Company often provides a range of data engineering support services including data transformation, data curation, data hygiene, data consolidation, data extraction, data compliance, and master data management.

The Company's customers span a diverse range of industries and a wide range of AI use cases, benefiting from the short time-to-value and high economic returns of the Company's AI solutions and platforms.

AI-Enabled Industry Platforms

The Company's AI-enabled industry platforms address specific, niche market requirements the Company believes it can innovate with AI/ML technologies. The Company deploys these industry platforms as software-as-a-service (SaaS) and as managed services. These platforms benefit from the Company's technology infrastructure, its industry-specific knowledge, its strong customer relationships and experience merging technology with the business processes of its customers. To date, the Company has built an industry platform for medical records data extraction and transformation (which the Company brands as "Synodex®") and an industry platform for public relations (which the Company brands as "Agility PR Solutions"). The Company is in development with an additional AI-enabled industry platform to serve financial services institutions.

The Company's Synodex industry platform transforms medical records into useable digital data organized in accordance with its proprietary data models or customer data models.

The Company's Agility industry platform provides marketing communications and public relations professionals with the ability to target and distribute content to journalists and social media influencers world-wide and to monitor and analyze global news (print, web, radio and TV) and social media.

The Company's operations are presently classified and reported in three reporting segments: Digital Data Solutions (DDS), Synodex and Agility.

Significant Accounting Policies and Estimates

Principles of Consolidation — The consolidated financial statements include the accounts of Innodata Inc. and its wholly owned subsidiaries, and Innodata docGenix, LLC, a limited liability company that was majority-owned by the Company during the year ended December 31, 2024. The minority interests of Innodata docGenix, LLC were redeemed by the Company on December 31, 2024.

The non-controlling interests in the docGenix limited liability company at December 31, 2023 had call and put options that can be settled in cash or stock. Accordingly, this is presented in temporary equity in accordance with Financial Accounting Standards Board (FASB) non-controlling interest guidance. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates — In preparing consolidated financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are reasonable. Actual results could differ from those estimates. Significant estimates include those related to the allowance for credit losses and billing adjustments, useful life of long-lived assets, useful life of intangible assets, impairment of goodwill and intangible assets, valuation of deferred tax assets, valuation of stock-based compensation, pension benefit plan assumptions, litigation accruals and estimated accruals for various tax exposures.

Revenue Recognition — The Company's revenue is recognized when services are rendered or goods are delivered to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those services or goods as per the agreement with the customer. In cases where there are agreements with multiple performance obligations, the Company identifies each performance obligation and evaluates whether the performance obligations are distinct within the context of the agreement at the agreement's inception. Performance obligations that are not distinct at agreement inception are combined. For agreements with distinct performance obligations, the Company allocates the transaction price to each distinct performance obligation proportionately based on the estimated standalone selling price for each performance obligation, if any, and then evaluates how the services are performed for the customer to determine the timing of revenue recognition.

For the Digital Data Solutions (DDS) segment, revenue is recognized primarily based on the quantity delivered or resources utilized in the period in which services are performed and performance conditions are satisfied as per the agreement. Revenue from agreements billed on a time-and-materials basis is recognized as services are performed. Revenue from fixed-fee agreements, which is not significant to overall revenues, is recognized based on the proportional performance method of accounting, as services are performed, or milestones are achieved.

For the Synodex segment, revenue is recognized primarily based on the quantity delivered in the period in which services are performed and performance conditions are satisfied as per the agreement. A portion of the Synodex segment revenue is derived from licensing the Company's functional software and providing access to the Company's hosted software platform. Revenue from such services is recognized monthly when all parties to the agreement have agreed to the agreement; each party's rights are identifiable; the payment terms are identifiable; the agreement has commercial substance; access to the service is provided to the end user; and collection is probable.

The Agility segment derives its revenue primarily from subscription arrangements and provision of enriched media analysis services. It also derives revenue as a reseller of corporate communication solutions. Revenue from subscriptions is recognized monthly when access to the service is provided to the end user; all parties to the agreement have agreed to the agreement; each party's rights are identifiable; the payment terms are identifiable; the agreement has commercial substance; and collection is probable. Revenue from enriched media analysis services is recognized when the services are performed, and performance conditions are satisfied. Revenue from the reseller agreements is recognized at the gross amount received for the goods in accordance with the Company functioning as a principal due to the Company meeting the following criteria: the Company acts as the primary obligor in the sales transaction; assumes the credit risk; sets the price; can select suppliers; and is involved in the execution of the services, including after sales service.

Revenue associated with the services provided in one period and billed in a subsequent period is commonly referred to as unbilled revenues and is included under Accounts receivable.

The Company considers U.S. GAAP criteria for determining whether to report gross revenue as a principal versus net revenue as an agent. The Company evaluates whether it is in control of the services before the same are transferred to the customer to assess whether it is principal or agent in the arrangement.

Contract acquisition costs, which are included in prepaid expenses and other current assets, are amortized over the term of a subscription agreement or contract that normally has a duration of 12 months or less. The

Company reviews these prepaid acquisition costs on a periodic basis to determine the need to adjust the carrying values for early terminated contracts. Included in prepaid expenses and other current assets on the accompanying consolidated balance sheets are contract acquisition costs amounting to $1.1 million and $0.8 million for the years ended December 31, 2024 and 2023 , respectively. These acquisition costs relate to our Agility segment and are amortized using the straight-line method over the term of the subscription agreement.

Foreign Currency Translation — The functional currency of the Company's subsidiaries in the Philippines, India, Sri Lanka, Israel, Hong Kong, the U.K. and Canada (other than the Agility subsidiaries) is the U.S. dollar. Transactions denominated in Philippine pesos, Indian and Sri Lankan rupees, Israeli shekels, U.K. pound sterling and Canadian dollars are translated to U.S. dollars at rates which approximate those in effect on the transaction dates. Monetary assets and all liabilities denominated in foreign currencies on December 31, 2024 and December 31, 2023 are translated at the exchange rate in effect as of those dates. Non-monetary assets and stockholders' equity are translated at the appropriate historical rates. Included in direct operating costs were foreign exchange (gains) losses resulting from such translations of approximately ($0.2) million and $0.4 million for the years ended December 31, 2024 and 2023, respectively.

The functional currency for the Company's subsidiary in Germany is the Euro. The functional currencies for the Company's Agility subsidiaries in the U.K. and Canada are the Pound Sterling and the Canadian dollar, respectively. The financial statements of these subsidiaries are prepared in their respective currencies. Financial information is translated from the applicable functional currency to the U.S. dollar (the reporting currency) for inclusion in the Company's consolidated financial statements. Income, expenses, and cash flows are translated at weighted-average exchange rates prevailing during the fiscal period, and assets and liabilities are translated at fiscal period-end exchange rates. Resulting translation adjustments are included as a component of accumulated other comprehensive income loss in stockholders' equity. Foreign exchange transaction gains or losses are included in direct operating costs in the accompanying consolidated statements of operations and comprehensive income.

Derivative Instruments — The Company accounts for derivative transactions in accordance with the FASB's Accounting Standards Codification ("ASC") Topic 825, "Financial Instruments". For derivative instruments that are designated and qualify as cash flow hedges, the entire change in fair value of the hedging instrument is recorded in Other comprehensive income (loss). When the amounts recorded in Other comprehensive income (loss) are reclassified to earnings, they are included as part of Direct operating costs. For derivative instruments that are not designated as hedges, any change in fair value is recorded directly in earnings as part of Direct operating costs. The total notional value of designated outstanding foreign currency forward contracts was $22.5 million and $10.5 million as of December 31, 2024 and 2023, respectively.

Cash Equivalents — For financial statement purposes, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Short term Investments-other — For financial statement purposes, the Company considers investments made in time deposits and treasury bills having an original maturity of more than three months but less than one year from the balance sheet date under short term investments.

Concentration of Credit Risk — The Company maintains its cash with highly rated financial institutions, located in the United States and in foreign locations where the Company has its operations. At December 31, 2024, the Company had cash and cash equivalents of $46.9 million, of which $17.9 million was held by its foreign subsidiaries and $29.0 million was held in the United States. To the extent that such cash exceeds the maximum insurance levels, the Company is uninsured. The Company has not experienced any losses in such accounts.

Accounts Receivable — Accounts receivable is generally recorded at the invoiced amounts, net of an allowance for expected losses. The Company establishes credit terms for new customers based upon management's review of their credit information and project terms, and performs ongoing credit evaluations

of its customers, adjusting credit terms when management believes appropriate based upon payment history and an assessment of the customer's current creditworthiness.

We record an allowance for credit losses for estimated losses resulting from the failure of our customers to make the required payments and provisions for billing adjustments relating to quality issues on delivered services. The allowance for credit losses is based on a review of specifically identified accounts and an overall aging analysis applied to accounts pooled based on similar risk characteristics. Judgments are made with respect to the collectability of accounts receivable within each pool based on historical experience, current payment practices, and current economic trends based on our expectations over the expected life of the receivables, generally ninety days or less. Actual credit losses could differ from those estimates.

Property and Equipment — Property and equipment are stated at cost and are depreciated on the straight-line method over the estimated useful lives of the related assets, which is generally two to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the terms of the leases. Certain assets under capital leases are amortized over the lives of the respective leases or the estimated useful lives of the assets, whichever is shorter.

Capitalized Developed Software — The Company incurs development costs related to software it develops for its internal use. Qualifying costs incurred during the application development stage are capitalized. These costs primarily consist of internal labor and third-party development costs and are amortized using the straight-line method over the estimated useful life of the capitalized developed software, which generally ranges from three to ten years. All other research and maintenance costs are expensed as incurred. Capitalized developed software in progress as of December 31, 2024 and 2023 were $3.6 million and $3.5 million, respectively. The cumulative completed capitalized developed software as of December 31, 2024 and 2023 was $19.8 million and $15.2 million, respectively.

Long-lived Assets — Management assesses the recoverability of its long-lived assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The following factors, if present, may trigger an impairment review: (i) significant underperformance relative to expected historical or projected future operating results; (ii) significant negative industry or economic trends; (iii) significant decline in the Company's stock price for a sustained period; and (iv) a change in the Company's market capitalization relative to net book value. If the recoverability of these assets is unlikely because of the existence of one or more of the above-mentioned factors, an impairment analysis is performed, using undiscounted cash flow projections. Management makes assumptions regarding estimated future cash flows and other factors to determine the fair value of these respective assets. An impairment loss will be recognized only if the carrying value of a long-lived asset is not recoverable and exceeds its fair value and is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Goodwill and Other Intangible Assets — The Company performs a valuation of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocates the purchase price of each acquired business to its respective net tangible and intangible assets and liabilities. Acquired intangible assets principally consist of technology, customer relationships, backlog and trademarks, having useful lives which range from ten to twelve years. The Company determines the appropriate useful life by performing an analysis of expected cash flows based on projected financial information of the acquired businesses. Intangible assets are amortized over their estimated useful lives using the straight-line method, which approximates the pattern in which the majority of the economic benefits are expected to be consumed. Intangible assets are amortized into direct operating costs ratably over their expected related revenue streams over their useful lives.

Goodwill represents the excess of the cost of an acquired entity over the fair value of the acquired net assets. The Company does not amortize goodwill but evaluates it for impairment at the reporting unit level annually during the third quarter of each fiscal year (as of September 30 of that year) or when an event occurs, or circumstances change, that indicates the carrying value may not be recoverable.

The Company performed its annual goodwill assessment for the Agility segment as of September 30, 2024 for impairment. The impairment test involves estimating the fair value based on a combination of income (estimates of future discounted cash flows) and the market approach (market multiples for similar companies) using unobservable inputs (Level 3). The Company concluded that there is no impairment of goodwill for the Agility segment.

Income Taxes — Estimated deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates, as well as any net operating loss or tax credit carryforwards expected to reduce taxes payable in future years. A valuation allowance is provided when it is more likely than not that all or some portion of the estimated deferred tax assets will not be realized. While the Company considers future taxable income in assessing the need for the valuation allowance, in the event that the Company anticipates that it will be able to realize the estimated deferred tax assets in the future in excess of its net recorded amount, an adjustment to the provision for deferred tax assets would increase income in the period such determination was made. Similarly, in the event that the Company anticipates that it will not be able to realize the estimated deferred tax assets in the future considering future taxable income, an adjustment to the provision for deferred tax assets would decrease income in the period such determination was made. Changes in the valuation allowance from period to period are included in the Company's tax provision in the period of change. The Company indefinitely reinvests the foreign earnings in its foreign subsidiaries. If such earnings are repatriated in the future, or are no longer deemed to be indefinitely reinvested, the Company would have to accrue as a liability the applicable amount of foreign jurisdiction withholding taxes associated with such remittances.

In assessing the realization of deferred tax assets, management considered whether it is more likely than not that all or some portion of the deferred tax assets of entities in the U.S., Canada, Germany and the U.K. will be realizable or not.

The Company's assessment for the U.S. and the U.K. entities during the year ended December 31, 2024 yielded positive evidence enabling the release of the valuation allowance for the U.S. and the U.K. deferred tax assets under "ASC Topic 740-10-30-22 — Accounting for Income Taxes".

As the expectation of future taxable income of the Canadian and German entities cannot be predicted with reasonable accuracy, the Company maintains a valuation allowance against the deferred tax assets of these entities.

The Company accounts for income taxes regarding uncertain tax positions, and recognizes interest and penalties related to uncertain tax positions in income tax expense in the consolidated statements of operations and comprehensive income.

Accounting for Leases — Accounting Standards for Codifications (ASC 842 "Accounting for Leases") requires lessees to recognize most leases on their balance sheets as liabilities, with corresponding "right-of-use" assets. The Company recognizes a right-of-use asset and corresponding lease liability for all its operating leases. See Note 8, Operating Leases.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets, or the arrangement conveys a right to use the asset. A reassessment is made after inception of the lease only if one of the following applies:

a.   there is a change in contractual terms, other than a renewal or extension of the arrangement;

b.   a renewal option is exercised, or extension granted, unless the term of the renewal or extension was initially included in the lease term;

c.   there is a change in the determination of whether fulfillment is dependent on a specified asset; or

d.   there is a substantial change to the asset.

Whenever a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of renewal or extension period for scenario (b).

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. As of December 31, 2024, all of the Company's leases are classified under operating leases. Operating lease payments are recognized as an operating expense on a straight-line basis over the lease term.

Accounting for Stock-Based Compensation — The Company measures and recognizes stock-based compensation expense for all share-based payment awards made to employees and directors based on the estimated fair value at the grant date. The stock-based compensation expense is recognized over the requisite service period. The fair value of stock option grants is determined using the Black-Scholes option-pricing model and the fair value of restricted stock units is determined using the Binomial option pricing model. For restricted stock units which are time vested, the fair value is determined based on the grant date fair value.

The stock-based compensation expense related to the Company's stock plans were allocated as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Direct operating costs	$ 281	$ 294
Selling and administrative expenses	3,717	3,733
Total stock-based compensation	$3,998	$4,027

Fair Value of Financial Instruments — The carrying amounts of financial instruments approximated their fair value as of December 31, 2024 and 2023, because of the relatively short maturity of these instruments. See Note 16, Derivatives.

Fair value measurements and disclosures define fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes the inputs used to measure fair value into three levels. The three levels are defined as follows:

- *Level 1*: Unadjusted quoted price in active market for identical assets and liabilities.

- *Level 2:* Inputs other than those included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- *Level 3:* Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

The Company's forward contracts are at level 2 in the fair value hierarchy.

Income (Loss) per Share — Income (loss) per share is computed using the weighted-average number of common shares outstanding during the year. Diluted income (loss) per share is computed by considering the impact of the potential issuance of common shares, using the treasury stock method, on the weighted average number of shares outstanding. For those securities that are not convertible into a class of common stock, the "two class" method of computing income (loss) per share is used.

Pension — The Company records annual pension costs based on calculations, which include various actuarial assumptions including discount rates, compensation increases and other assumptions involving demographic factors. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends. The Company believes that the assumptions used in recording its pension obligations are reasonable based on its experience, market conditions and inputs from its actuaries.

Deferred Revenue — Deferred revenue represents payments received from customers in advance of providing services and amounts deferred if conditions for revenue recognition have not been met. We expect to recognize substantially all of these performance obligations over the next 12 months. The balance of deferred revenues in the consolidated balance sheets amounted to $8.0 million and $3.5 million as of December 31, 2024 and 2023, respectively.

The table below provides information about contract liabilities (deferred revenue) and the significant changes in the balance for the years ended December 31, 2024 and 2023, respectively (in thousands):

	December 31,	
	2024	**2023**
Balance at the beginning of year	$ 3,523	$ 4,366
Net deferred revenue in the period	27,577	21,619
Revenue recognized	(22,896)	(22,586)
Currency translations and other adjustments	(194)	124
Balance at the end of year	$ 8,010	$ 3,523

Recently Adopted Accounting Pronouncements — On November 27, 2023, the FASB issued Accounting Standards Update (ASU) No. 2023-07, "Improvements to Reportable Segment Disclosures,". The ASU's effective date is for fiscal years beginning after December 15, 2023. The adoption of the ASU 2023-07 will enhance expense disclosures in segment reporting and other qualitative disclosures and allows for disclosing multiple measures of segment profit or loss. The Company has adopted this standard and complied with the required disclosures. See Note 14, Segment reporting and concentrations.

Recently Issued Accounting Pronouncements Not Yet Adopted — On December 14, 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". The ASU's effective date is for fiscal years beginning after December 15, 2024 with early adoption permitted. The adoption of the ASU 2023-09 will enhance quantitative and qualitative disclosures related to rate reconciliation of significant components and income tax paid. We are currently evaluating the impact of the ASU on our disclosures within the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, "Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses". ASU No. 2024-03 does not change or remove existing expense disclosure requirements but requires disaggregated disclosures about certain expense categories and captions, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. ASU No. 2024-03 will become effective for us in fiscal 2027 and in the first quarter of fiscal 2028 for interim reporting. Early adoption is permitted. We are currently evaluating the impact of the ASU on our disclosures within the consolidated financial statements.

2. **Accounts Receivable**

Accounts receivable consists of the following (in thousands):

	December 31,	
	2024	**2023**
Gross Accounts receivable	$29,772	$15,505
Allowance for credit losses	(1,759)	(1,217)
Accounts receivable, net	$28,013	$14,288

Activity in the allowance for the credit losses for the years ended December 31, 2024 and 2023 were as follows (in thousands):

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Balance at beginning of year	$1,217	$1,213
Additions charged to expense	804	426
Write-offs against allowance	(256)	(426)
Foreign currency translation adjustment	(6)	4
Balance at end of year	$1,759	$1,217

3. Property and equipment

Property and equipment, which include amounts recorded under capital leases, are stated at cost less accumulated depreciation and amortization (in thousands), and consist of the following:

	December 31,	
	2024	2023
Equipment	$ 12,135	$ 11,315
Computer software	4,480	4,465
Furniture and equipment	951	1,128
Leasehold improvements	2,554	2,547
Capital work-in-progress	547	434
Total	20,667	19,889
Less: accumulated depreciation and amortization	(16,566)	(17,608)
	$ 4,101	$ 2,281

The estimated useful lives of the property and equipment range between two years and ten years. Depreciation and amortization expense of property and equipment were approximately $1.5 million and $1.2 million for the years ended December 31, 2024 and 2023, respectively.

4. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2024 were as follows (in thousands):

	Amount
Balance – January 1, 2024	$2,075
Foreign currency translation adjustment	(77)
Balance – December 31, 2024	$1,998

As of September 30, 2024, the Company performed its annual goodwill impairment analysis on its reporting unit with goodwill, the Agility segment. It involved a quantitative goodwill impairment test and estimated the fair value based on a combination of the income approach (estimates of future discounted cash flows) and the market approach (market multiples for similar companies) using unobservable inputs (Level 3). The income approach uses a discounted cash flow ("DCF") method that utilizes the present value of cash flows to estimate the segment's fair value. The future cash flows of the segment were projected based on the Company's estimates of future revenues, operating income, and other factors such as working capital and capital expenditures. As part of the DCF analysis, the Company projected revenue and operating profits and

INNODATA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023

assumed long-term revenue growth rates in the terminal year. The market approach utilizes multiples of revenues and earnings before interest expense, taxes, depreciation, and amortization ("EBITDA") to estimate the segment's fair value. The market multiples used for the segment were based on a group of comparable companies' market multiples applied to the Company's revenue. The Company concluded that there is no impairment of goodwill.

The fair value measurement of goodwill for the Agility segment was classified within Level 3 of the fair value hierarchy because the Company used the income approach, which utilizes significant inputs that are unobservable in the market and the market multiple approach using comparable entities to further validate the carrying values. The Company believes it made reasonable estimates and assumptions to calculate the fair value of the reporting unit as of the impairment test measurement date. The carrying value of goodwill was $2.0 million and $2.1 million as of December 31, 2024, and 2023, respectively.

Intangibles

Information regarding the Company acquired intangible assets and capitalized developed software was as follows (in thousands):

	December 31, 2024			
	Gross Carrying Value	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Value
Acquired Intangible Assets				
Developed technology	$ 3,060	$ (2,911)	$ (3)	$ 146
Customer relationships	2,144	(1,856)	(29)	259
Trademarks and tradenames	862	(826)	—	36
Patents	44	(44)	—	—
Media Contact Database	3,546	(3,016)	(1)	529
Total Acquired Intangible Assets	$ 9,656	$ (8,653)	$ (33)	$ 970
Capitalized Developed Software				
Capitalized Developed Software	$19,811	$(10,507)	$(463)	$ 8,841
Capitalized Developed Software – in Progress	3,552	—	(10)	3,542
Total Capitalized Developed Software	$23,363	$(10,507)	$(473)	$12,383
Total	$33,019	$(19,160)	$(506)	$13,353

	December 31, 2023			
	Gross Carrying Value	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Value
Acquired Intangible Assets				
Developed technology	$ 2,999	$ (2,640)	$ 7	$ 366
Customer relationships	2,096	(1,645)	10	461
Trademarks and tradenames	852	(774)	2	80
Patents	43	(40)	—	3
Media Contact Database	3,492	(2,621)	16	887
Total Acquired Intangible Assets	$ 9,482	$ (7,720)	$ 35	$ 1,797

| | December 31, 2023 | | | |
	Gross Carrying Value	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Value
Capitalized Developed Software				
Capitalized Developed Software	$15,216	$ (6,862)	$138	$ 8,492
Capitalized Developed Software – in Progress	3,480	—	(11)	3,469
Total Capitalized Developed Software	**$18,696**	**$ (6,862)**	**$127**	**$11,961**
Total	**$28,178**	**$(14,582)**	**$162**	**$13,758**

Amortization expense relating to acquired intangible assets was approximately $0.8 million and $0.9 million for the years ended December 31, 2024 and 2023, respectively.

Amortization expense relating to capitalized developed software was approximately $3.5 million and $2.7 million for the years ended December 31, 2024 and 2023, respectively.

Estimated annual amortization expense for intangible assets subsequent to December 31, 2024 is as follows (in thousands):

Year	Amortization
2025	$ 5,636
2026	4,158
2027	2,675
2028	742
2029	110
Thereafter	32
	$13,353

5. Income Taxes

The significant components of the provision for income taxes for the years ended December 31, 2024 and 2023 were as follows (in thousands):

	2024	2023
Current income tax provision:		
Foreign	$ 525	$1,181
Federal	126	120
State and local	768	3
	1,419	1,304
Deferred income tax provision:		
Foreign	(294)	(286)
Federal	(4,059)	10
State and local	(1,256)	—
	(5,609)	(276)
Provision for income taxes	$(4,190)	$1,028

The reconciliation of the U.S. statutory rate with the Company's effective tax rate for the years ended December 31, 2024 and 2023 is summarized as follows:

	2024	2023
Federal income tax expense at statutory rate	21.0%	21.0%
Effect of:		
Section 162 (m)	57.6	452.0
Global Intangible Low-Taxed Income (GILTI)	3.1	0.0
Tax effects of foreign operations	1.5	562.6
Return to provision true up	0.8	264.4
Foreign operations permanent differences – foreign exchange gains and losses	0.6	76.9
Withholding tax	0.5	106.6
Research and development credit	—	(67.3)
Tax effect of intercompany settlement	—	(234.0)
Deemed interest	(0.6)	(149.2)
Foreign rate differential	(0.9)	(102.5)
State income tax net of federal benefit	(1.8)	0.1
Increase (decrease) in unrecognized tax benefits (ASC 740)	(3.8)	199.6
Change in valuation allowance	(30.7)	578.6
Effect of stock-based compensation	(64.8)	(961.6)
Other	0.4	(7.6)
Effective tax rate	(17.1)%	739.6%

Deferred tax assets and liabilities are classified as non-current. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2024 and 2023 were as follows (in thousands):

	December 31,	
	2024	2023
Deferred income tax assets:		
Allowances not currently deductible	$ 459	$ 283
Depreciation and amortization	—	58
Equity compensation not currently deductible	886	2,098
Net operating loss carryforwards	7,755	10,514
Expenses not deductible until paid	3,274	1,972
Other	87	585
Total gross deferred income tax assets before valuation allowance	12,461	15,510
Valuation allowance	(4,969)	(13,769)
Total Deferred income tax assets, net	7,492	1,741
Deferred income tax liabilities:		
Amortization of Intangibles	(32)	—
Other	—	(22)
Total Deferred income tax liabilities	(32)	(22)

	December 31,	
	2024	**2023**
Net deferred income tax assets	$ 7,460	$ 1,719
Total deferred income tax assets, net	$ 7,492	$ 1,741
Total deferred income tax liabilities	(32)	(22)
Net deferred income tax assets, net	$ 7,460	$ 1,719

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realizable. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are available. As of December 31, 2024, the Company continues to maintain a valuation allowance on all of the Company's Canadian and German subsidiaries' deferred tax assets.

The Company maintained a valuation allowance of approximately $5.0 million and $13.8 million as of December 31, 2024 and 2023, respectively. The net change in the total valuation allowance was a decrease of $8.8 million and an increase of $0.8 million for the years ended December 31, 2024 and December 31, 2023, respectively.

The change is due to the Company's assessment during the third and fourth quarters of 2024, where the Company determined it was more likely than not that the Company would be able to realize the benefit of the deferred tax assets in the United States and the United Kingdom, respectively, resulting in the release of the valuation allowance. In reaching this determination, the Company considered the growing trend of profitability over the last three years in the United States and the United Kingdom, as well as its expectations regarding the generation of future taxable income.

The remaining valuation allowance as of December 31, 2024 relates to the Company's Canadian and German subsidiaries' deferred tax assets.

Despite the access to the overseas earnings and the resulting toll charge, the Company intends to indefinitely reinvest the foreign earnings in our foreign subsidiaries on account of the foreign jurisdiction withholding tax that the Company has to incur on the actual remittances. Unremitted earnings of foreign subsidiaries amounted to approximately $53.9 million at December 31, 2024. If such earnings are repatriated in the future or are no longer deemed to be indefinitely reinvested, the Company would have to accrue the applicable amount of foreign jurisdiction withholding taxes associated with such remittances.

United States and foreign components of income (loss) before provision for income taxes for each of the years ended December 31, were as follows (in thousands):

	2024	**2023**
United States	$21,692	$ 2,025
Foreign	2,793	(1,886)
Totals	$24,485	$ 139

At December 31, 2024, the Company had available U.S. federal & state net operating loss (NOL) carryforwards of approximately $10.6 million and $6.5M, respectively. The Company had research and development credit carryforwards of approximately $0.1 million. The Federal income tax NOL carryforwards expire at various times from the year 2034 through the year 2035 and the research and development credit expires in 2042. The state income tax NOL carryforwards begin expiring at various times starting in 2025. The deferred tax benefit for these NOL carryforwards and R&D credit carryforwards have been recognized for financial statement purposes.

Under the CARES Act, the Internal Revenue Code was amended to allow for federal NOL carrybacks for five years to offset previous years' taxable income or for the NOL to be carried forward indefinitely to offset 80% of taxable income for tax years 2021 and thereafter. As of the date the financial statements were issued, the state NOL carryforwards, if not utilized, will expire beginning in 2025.

On December 31, 2024, the Company's Agility subsidiary in the U.K. had available NOL carryforwards of approximately $0.4 million. The deferred tax benefit for these NOL carryforwards has been recognized for financial statement purposes.

On December 31, 2024, the Company's Canadian subsidiaries had available Canadian NOL carryforwards of approximately $23.2 million that will begin to expire in 2037 and research and development credits of approximately $1.3 million that have no expiry. The potential benefits from these balances have not been recognized for financial statement purposes.

On December 31, 2024, the Company's German subsidiary had available NOL carryforwards of approximately $0.7 million. The potential benefits from these balances have not been recognized for financial statement purposes.

The Company is subject to Federal income tax, as well as income tax in various states and foreign jurisdictions. The Company has open tax years for U.S. Federal and state taxes from 2020 through 2024. Various foreign subsidiaries have open tax years from 2005 through 2024, some of which are under audit by local tax authorities. The Company believes that its accruals for uncertain tax positions as of December 31, 2024 under ASC 740, Income Taxes are adequate to cover the Company's income tax exposures.

The following table represents a roll forward of the Company's unrecognized tax benefits and associated interest for the years ended (in thousands):

	Unrecognized Tax Benefits December 31,	
	2024	2023
Balance at beginning of the year	$ 1,942	$1,680
Decrease for prior year tax positions	(1,309)	(68)
Increase for current year tax positions	341	247
Interest accrual	80	97
Foreign currency remeasurement	(55)	(14)
Balance at end of the year	$ 999	$1,942

The Company had reserves for uncertain tax positions of $1.0 million and $1.9 million as of December 31, 2024, and 2023, respectively, where the ultimate tax determination is uncertain due to complexities of tax laws. The decrease in unrecognized tax benefits resulted from reversal of accruals of $1.3 million in unrecognized tax benefits for a subsidiary because the examination period for an open tax year had prescribed. The Company expects that unrecognized tax benefits as of December 31, 2024 and December 31, 2023, if recognized, would have a material impact on the Company's effective tax rate.

6. **Long-term obligations**

Total long-term obligations as of December 31, 2024 and 2023 consisted of the following (in thousands):

	December 31,	
	2024	**2023**
Pension obligations – accrued pension liability	$7,945	$7,128
Microsoft licenses[(1)]	442	911
	8,387	8,039
Less: Current portion of long-term obligations	1,643	1,261
Totals	$6,744	$6,778

(1) In March 2023, the Company renewed a vendor agreement to acquire certain additional software licenses, receive technical support and future software upgrades on software licenses through February 2026. Pursuant to this agreement, the Company is contractually liable to pay approximately $0.4 million annually over the term of the agreement.

7. **Commitments and contingencies**

Litigation — In 2008, a judgment was rendered in the Philippines against a Philippine subsidiary of the Company that is no longer active and purportedly also against Innodata Inc., in favor of certain former employees of the Philippine subsidiary. The potential payment amount aggregates to approximately $5.6 million, plus legal interest that accrued at 12% per annum from August 13, 2008 to June 30, 2013, and thereafter accrued and continues to accrue at 6% per annum. The potential payment amount as expressed in U.S. dollars varies with the Philippine peso to U.S. dollar exchange rate. In December 2017, a group of 97 of the former employees of the Philippine subsidiary indicated that they proposed to record the judgment as to themselves in New Jersey. In January 2018, in response to an action initiated by Innodata Inc., the United States District Court for the District of New Jersey ("USDC") entered a preliminary injunction that enjoins these former employees from pursuing or seeking recognition or enforcement of the judgment against Innodata Inc. in the U.S. during the pendency of the action and until further order of the USDC. In June 2018, the USDC entered a consent order administratively closing the action subject to return of the action to the active docket upon the written request of Innodata Inc. or the former employees, with the USDC retaining jurisdiction over the matter and the preliminary injunction remaining in full force and effect. The principal relevant cases in the Philippines are Court of Appeals Case Nos. CA — G.R. SP No. 93295 Innodata Employees Association (IDEA), Eleanor Tolentino, et al. vs. Innodata Philippines, Inc., et al., and CA — G.R. SP No. 90538 Innodata Philippines, Inc. vs. Honorable Acting Secretary Manuel G. Imson, et al. (28 June 2007), the Department of Labor and Employment National Labor Relations Commission, Republic of the Philippines (NLRC — NCR — Case No.07 — 04713 — 2002, et al., Innodata Employees Association (IDEA) and Eleanor A. Tolentino, et al. vs. Innodata Philippines, Inc., et al), and the Department of Labor and Employment Office of the Secretary of Labor and Employment, Republic of the Philippines (Case No. OS — AJ — 0015 — 2001, In Re: Labor Dispute at Innodata Philippines, Inc.). The U.S. District Court action is Civil Action No.: 2:17 — cv — 13268 — SDW — LDW Innodata Inc. v. Myrna C. Augustin — Simon; et al.

In February 2024, David D'Agostino filed a putative class action captioned D'Agostino v. Innodata Inc., et al., in the United States District Court for the District of New Jersey against the Company and certain of its current and former officers (the "Securities Class Action"). In October 2024, the presiding judge in the Securities Class Action appointed a lead plaintiff and approved the lead plaintiff's choice of counsel. In January 2025, an amended Securities Class Action complaint was filed in the Securities Class Action. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, and it alleges, among other things, that the defendants made false and misleading statements regarding the Company's artificial intelligence ("AI") technology and services. The plaintiff seeks unspecified damages, fees, interest, and costs. The Company intends to defend itself vigorously, but the Company cannot predict the outcome of the action at this time and can give no assurance that the asserted claims will not have a material adverse effect on its financial position or results of operations.

Subsequently, in March 2024, the Company received a letter from the staff of the Securities and Exchange Commission, Division of Enforcement (the "SEC"), requesting the Company preserve certain documents and data; in August 2024 the Company received a grand jury subpoena from the U.S. Department of Justice ("DOJ") requesting the Company to produce certain documents; and in September 2024 the Company received a subpoena from the SEC requesting certain information. The Company believes that the SEC and DOJ requests are related to the conduct alleged in the Securities Class Action, and is cooperating with these investigations. The Company is unable to predict when these matters will be resolved or what further action, if any, the SEC or DOJ may take in connection with it.

The Company is also subject to various other legal proceedings and claims that have arisen in the ordinary course of business. While the Company believes that it has adequate reserves for those losses that it believes are probable and can be reasonably estimated, the ultimate results of legal proceedings and claims cannot be predicted with certainty.

While management currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's consolidated financial position or overall trends in consolidated results of operations, litigation is subject to inherent uncertainties. Substantial recovery against the Company in the above-referenced Philippine action could have a material adverse impact on the Company, and unfavorable rulings or recoveries in the other proceedings could have a material adverse impact on the consolidated operating results in the period in which the ruling or recovery occurs. In addition, the Company's estimate of the potential impact on the Company's consolidated financial position or overall consolidated results of operations for the above referenced legal proceedings could change in the future.

The Company's legal accruals related to legal proceedings and claims are based on the Company's determination of whether or not a loss is probable. The Company reviews outstanding proceedings and claims with external counsel to assess probability and estimates of loss. The accruals are adjusted if necessary. While the Company intends to defend these matters vigorously, adverse outcomes that it estimates could reach approximately $450,000 in the aggregate beyond recorded amounts are reasonably possible. If circumstances change, the Company may be required to record adjustments that could be material to its reported consolidated financial condition and results of operations.

Foreign Currency — To the extent that the currencies of the Company's production facilities located in the Philippines, India, Sri Lanka and Israel fluctuate, the Company is subject to risks of changing costs of production after pricing is established for certain customer projects. In addition, the Company is exposed to the risk of foreign currency fluctuation on the non-U.S. dollar denominated revenues, and on the monetary assets and liabilities held by its foreign subsidiaries that are denominated in local currency.

Indemnifications — The Company is obligated under certain circumstances to indemnify directors, officers and certain employees against costs and liabilities incurred in actions or threatened actions brought against such individuals because such individuals acted in the capacity of director, officer or fiduciary of the Company. In addition, the Company has contracts with certain customers pursuant to which the Company has agreed to indemnify the customer for certain specified and limited claims under such contract. These indemnification obligations occur in the ordinary course of business and, in many cases, do not include a limit on potential maximum future payments. As of December 31, 2024, the Company has not recorded a liability for any obligations arising as a result of these indemnification obligations.

8. **Operating Leases**

The Company has various lease agreements for its offices and service delivery centers. The Company has determined that the risks and benefits related to the leased properties are retained by the lessors. Accordingly, these are accounted for as operating leases.

These lease agreements are for terms ranging from three to eleven years and, in most cases, provide for rental escalations ranging from 1.75% to 15%. Most of these agreements are renewable at the mutual consent of the parties to the contract.

The Company recognizes an operating lease liability and right-of-use asset in compliance with current lease accounting standard ASC 842. The amount of right-of-use asset is equal to the present value of the remaining lease payments discounted using the incremental borrowing rate of each respective country. Modifications, if any are recalculated and corresponding adjustments are made to the carrying values of both the lease liability and right-of-use assets.

A right-of-use asset is measured as the amount of the lease liability adjusted for the amount of deferred straight-line rent, prepaid rent and lease incentive allowances previously recognized.

The table below summarizes the amounts recognized in the financial statements related to operating leases for the years presented (in thousands):

	Year Ended	
	December 31, 2024	December 31, 2023
Rent expense for long-term operating leases	$1,257	$1,252
Rent expense for short-term leases	178	305
Total rent expense	$1,435	$1,557

The following table presents the maturity profile of the Company's operating lease liabilities based on the contractual undiscounted payments with a reconciliation of these amounts to the remaining net present value of the operating lease liability reported in the consolidated balance sheet as of December 31, 2024 (in thousands):

Year	Amount
2025	$ 1,300
2026	1,332
2027	1,328
2028	957
2029	695
2030 and thereafter	175
Total lease payments	5,787
Less: Interest	(1,132)
Net present value of lease liabilities	$ 4,655
Current portion	$ 877
Long-term portion	3,778
Total	$ 4,655

The weighted average remaining lease terms and discount rates for all of our operating leases as of December 31, 2024 were as follows:

Weighted-average lease term remaining	51 months
Weighted-average discount rate	9.39%

9.   **Pension Benefits**

U.S. Defined Contribution Pension Plan — The Company has a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code, pursuant to which substantially all of its U.S. employees are eligible to participate after completing six months of service. Participants may elect to contribute a portion of their compensation to the plan. Under the plan, the Company has the discretion to match a portion of participants' contributions. For the years ended December 31, 2024 and 2023, the Company did not make any matching contributions.

Most of the non-U.S. subsidiaries provide for government-mandated defined pension benefits. For certain of these subsidiaries, vested eligible employees are provided a lump sum payment upon retiring from the Company at a defined age. The lump sum amount is based on the salary and tenure as of retirement date. Other non-U.S. subsidiaries provide for a lump sum payment to vested employees on retirement, death, incapacitation or termination of employment, based upon the salary and tenure as of the date employment ceases. The liability for such defined benefit obligations is determined and provided on the basis of actuarial valuations. As of December 31, 2024, these plans were unfunded. Pension expense for our foreign subsidiaries totaled approximately $1.2 million for each of the years ended December 31, 2024 and 2023.

The following tables set out the status of the non-U.S. pension benefits and the amounts recognized in the Company's consolidated financial statements and the components of pension costs for the years ended December 31, 2024 and 2023 were as follows (in thousands):

Benefit Obligations:

	2024	2023
Projected benefit obligation at beginning of the year	$7,128	$5,906
Service cost	717	568
Interest cost	522	478
Actuarial loss (gain)	(105)	324
Foreign currency exchange rates changes	(166)	54
Benefits paid	(151)	(202)
Projected benefit obligation at end of the year	$7,945	$7,128

The Company had an actuarial gain of $0.1 million for the year ended December 31, 2024, and an actuarial loss of $0.3 million for the year ended December 31, 2023. This was mainly due to changes in the salary rate assumption for our Asian subsidiaries. Actuarial (gains) losses are recorded as part of other comprehensive income and are not reflected as part of net periodic pension cost.

Components of Net Periodic Pension Cost:

	2024	2023
Service cost	$ 717	$ 568
Interest cost	522	478
Actuarial loss recognized	(2)	147
Net periodic pension cost	$1,237	$1,193

The accumulated benefit obligation, which represents benefits earned to date, was approximately $4.7 million and $3.9 million for each of the years ended December 31, 2024 and 2023.

Amounts recognized in the consolidated balance sheets for the years ended December 31, 2024 and 2023 consisted of the following (in thousands):

	2024	2023
Current accrued benefit cost	$1,229	$ 880
Non-current accrued benefit cost	6,716	6,248
Total amount recognized	$7,945	$7,128

Current accrued benefit cost for pension benefits was included in the current portion of long-term obligations in the consolidated balance sheets. Non-current accrued benefit cost for pension benefits was included in long-term obligations, net of current portion, in the consolidated balance sheets.

Actuarial assumptions for all non-U.S. plans are described below. The discount rates are used to measure the year-end benefit obligations and the earnings effects for the subsequent year. The assumptions for the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
Discount rate	6.09% – 12%	6.73% – 12.8%
Rate of increase in compensation level	7% – 10%	7.5% – 14.5%

Estimated Future Benefit Payments:

As of December 31, 2024, the following benefit payments, which reflect expected future service, as appropriate, were expected to be paid (in thousands):

Year	Amount
2025	$1,246
2026	320
2027	658
2028	188
2029	606
2030 to 2034	5,142
	$8,160

10. Capital Stock

Common Stock — The Company is authorized to issue 75,000,000 shares of common stock. Each share of common stock has one vote. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors. No common stock dividends have been declared to date.

Preferred Stock — The Company is authorized to issue 4,998,000 shares of preferred stock. The Board of Directors is authorized to fix the terms, rights, preferences and limitations of the preferred stock and to issue the preferred stock in series that differ as to their relative terms, rights, preferences and limitations.

Common Stock Reserved — As of December 31, 2024, the Company had available for future issuance 902,824 shares of common stock pursuant to the Company's stock option plans.

Treasury Stock — In July 2019, the Company's Board of Directors authorized the repurchase of up to $2.0 million of its common stock in open market or private transactions. There is no expiration date associated with the program. There were no share repurchases in the years ended December 31, 2024 and 2023. As of

December 31, 2024, the Company repurchased 1.5 million shares of its common stock under the July 2019 authorization with a value of $1.8 million.

11. Stock Options

The Innodata Inc. 2013 Stock Plan (as amended, the "2013 Plan") expired in accordance with its terms on June 3, 2023. Pursuant to the terms of the 2013 Plan, no further awards may be granted under the 2013 Plan following its expiration. As of December 31, 2024, there were 3,365,193 shares of our common stock underlying outstanding options or rights under the 2013 Plan. Outstanding awards made under the 2013 Plan prior to the 2013 Plan's expiration will remain in effect until such awards have been satisfied or terminated in accordance with the terms of the 2013 Plan and such awards.

On June 9, 2023, stockholders of the Company approved amendments to the Innodata Inc. 2021 Equity Compensation Plan (as amended, the "2021 Plan"). The number of shares of common stock of Innodata Inc. that may be delivered, purchased or used for reference purposes (with respect to stock appreciation rights or stock units) for awards granted under the 2021 Plan is 4,000,000 (the "Share Reserve"). Shares subject to an option or stock appreciation right granted under the 2021 Plan count against the Share Reserve as one share for every share granted, and shares subject to any other type of award granted under the 2021 Plan count against the Share Reserve as two shares for every share granted for awards granted prior to April 11, 2023, and one and a half shares for every share granted for awards granted on or after April 11, 2023. Any shares withheld, tendered or exchanged by a participant in the 2021 Plan as full or partial payment to Innodata of the exercise price under an option under the 2021 Plan, or in satisfaction of a participant's tax withholding obligations with respect to any award under the 2021 Plan, will not be added back to the Share Reserve.

The fair value of stock options is estimated on the date of grant using the Black-Scholes option pricing model. The weighted-average fair value of the options granted, and weighted-average assumptions were as follows:

	For the Year Ended December 31,	
	2024	**2023**
Weighted average fair value of options granted	$32.07	$ 2.56
Risk-free interest rate	4.40%	4.34%
Expected term (years)	6.0	6.0
Expected volatility factor	87.69%	75.35%
Expected dividends	None	None

The Company estimates the risk-free interest rate using the U.S. Treasury yield curve for periods equal to the expected term of the options in effect at the time of grant. The expected term of options granted is based on a combination of vesting schedules, term of the options and historical experience. Expected volatility is based on the historical volatility of the Company's common stock. The Company uses an expected dividend yield of zero since it has never declared or paid any dividends on its capital stock.

Stock Options

2013 Plan

A summary of option activity under the 2013 Plan and changes during each of the years ended December 31, 2024 and 2023 are presented below.

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2024	5,339,162	$3.22	6.38	$ 28,640,009
Granted	—	—		
Exercised	(2,169,968)	2.54		
Forfeited/Expired	(4,001)	6.96		
Outstanding at December 31, 2024	3,165,193	$3.67	6.32	$113,458,326
Exercisable at December 31, 2024	1,673,966	$2.54	5.51	$ 61,901,891
Vested and Expected to vest at December 31, 2024 . . .	3,165,193	$3.67	6.32	$113,458,326

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2023	6,690,490	$3.09	7.19	$ 5,989,709
Granted*	25,000	3.31		
Exercised	(1,287,462)	2.37		
Forfeited/Expired	(88,866)	6.27		
Outstanding at December 31, 2023	5,339,162	$3.22	6.38	$28,640,009
Exercisable at December 31, 2023	3,475,780	$2.18	6.40	$22,237,334
Vested and Expected to vest at December 31, 2023	5,339,162	$3.22	6.38	$28,640,009

*   Includes 25,000 stock options granted to a non-employee member of the Company's advisory board.

2021 Plan

A summary of option activity under the 2021 Plan and changes during each of the years ended December 31, 2024 and 2023 are presented below.

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2024	923,571	$ 3.41	8.76	$ 4,786,252
Granted	268,500	42.57		
Exercised	(336,264)	3.44		
Forfeited/Expired	(13,536)	4.84		
Outstanding at December 31, 2024	842,271	$15.86	8.46	$20,847,471
Exercisable at December 31, 2024	314,244	$ 3.32	7.73	$11,374,251
Vested and Expected to vest at December 31, 2024	842,271	$15.86	8.46	$20,847,471

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2023	1,027,500	$ 3.46	9.75	$ —
Granted	3,000	13.05		
Exercised	(63,595)	4.59		
Forfeited/Expired	(43,334)	3.41		
Outstanding at December 31, 2023	923,571	$ 3.41	8.76	$4,786,252
Exercisable at December 31, 2023	386,209	$ 3.34	8.74	$2,023,601
Vested and Expected to vest at December 31, 2023	923,571	$ 3.41	8.76	$4,786,252

A total of 268,500 options were granted during the year ended December 31, 2024.

During the year ended December 31, 2024, a total of 2,506,232 options were exercised at an average exercise price of $2.66.

Restricted Stock Awards

There were no outstanding awards of restricted stock under the 2013 Plan or the 2021 Plan (collectively, the "Equity Plans") during each of the years ended December 31, 2024 and 2023.

Restricted Stock Units

Restricted stock unit activity under the Equity Plans during each of the years ended December 31, 2024 and 2023 are presented below:

	Number of Restricted Stock Units	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2024	749,756	$ 5.77
Granted	549,079	40.61
Vested	(48,761)	8.42
Forfeited/Expired	(995)	8.29
Unvested at December 31, 2024	1,249,079	$20.98

	Number of Restricted Stock Units	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2023	700,000	$5.59
Granted	49,756	8.29
Vested	—	—
Forfeited/Expired	—	—
Unvested at December 31, 2023	749,756	$5.77

There were a total of 34,246 restricted stock units granted to non-employees and non-employee directors during the year ended December 31, 2024.

As of December 31, 2024, there were 200,000 and 1,049,079 outstanding restricted stock unit awards under the 2013 Plan and 2021 Plan, respectively.

The stock-based compensation expense is recognized on a straight-line basis over a period of 36 months. The fair value of restricted stock units is based on the closing price of the stock at the time of the grant.

The compensation cost related to non-vested stock options not yet recognized as of December 31, 2024 totaled approximately $9.1 million. The weighted-average period over which these costs will be recognized is 34 months.

The compensation cost related to non-vested restricted stock units not yet recognized as of December 31, 2024 totaled approximately $21.9 million. The weighted-average period over which these costs will be recognized is 16 months.

12. Redemption of non-controlling interest

On December 31, 2024, the Company redeemed the 6.1% non-controlling interest in Innodata DocGenix, LLC; Innodata DocGenix, LLC, is now a wholly owned subsidiary. The Company accounted for the transaction in accordance with ASC Topic 810, "Consolidation", which discusses the proper accounting treatment of the carrying value for the non-controlling interest. Under the standard, any change in ownership that does not result in a loss of control is to be accounted for as an equity transaction. To comply with the standard, the Company reclassified the remaining carrying value of the Non-controlling interest attributed to the DocGenix subsidiary amounting to $0.6 million from Non-controlling interest to Additional paid-in capital in the Consolidated Balance Sheets as of December 31, 2024.

13. Comprehensive loss

Accumulated other comprehensive loss, as reflected in the consolidated balance sheets, consists of pension liability adjustments, net of taxes, foreign currency translation adjustment and changes in fair value of derivatives, net of taxes. The components of accumulated other comprehensive loss as of December 31, 2024 and 2023, and reclassifications out of accumulated other comprehensive loss for the years then ended, are presented below (in thousands):

	Pension Liability Adjustment	Fair Value of Derivatives	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Loss
Balance at January 1, 2024	$(412)	$ 41	$(1,250)	$(1,621)
Other comprehensive income (loss) before reclassifications, net of taxes	172	(494)	(592)	(914)
Total other comprehensive loss before reclassifications, net of taxes	(240)	(453)	(1,842)	(2,535)
Net amount reclassified to earnings	7	58	—	65
Balance at December 31, 2024	$(233)	$(395)	$(1,842)	$(2,470)

	Pension Liability Adjustment	Fair Value of Derivatives	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Loss
Balance at January 1, 2023	$ (86)	$(365)	$(1,657)	$(2,108)
Other comprehensive income (loss) before reclassifications, net of taxes	(322)	185	407	270
Total other comprehensive loss before reclassifications, net of taxes	(408)	(180)	(1,250)	(1,838)
Net amount reclassified to earnings	(4)	221	—	217
Balance at December 31, 2023	$(412)	$ 41	$(1,250)	$(1,621)

Taxes related to each component of other comprehensive loss were not material for the fiscal years presented and therefore not disclosed separately.

All reclassifications out of accumulated other comprehensive loss had an impact on direct operating costs in the consolidated statements of operations and comprehensive loss.

14. Segment reporting and concentrations

The Company's operations are classified in three reporting segments: Digital Data Solutions (DDS), Synodex and Agility.

The DDS segment provides AI data preparation services, collecting or creating training data, annotating training data, and training AI algorithms for its customers, and AI model deployment and integration. The DDS segment also provides a range of data engineering support services including data transformation, data curation, data hygiene, data consolidation, data extraction, data compliance, and master data management.

The Synodex segment provides an industry platform that transforms medical records into useable digital data organized in accordance with its proprietary data models or customer data models.

The Agility segment provides an industry platform that provides marketing communications and public relations professionals with the ability to target and distribute content to journalists and social media influencers world-wide and to monitor and analyze global news channels (print, web, radio and TV) and social media channels.

A significant portion of the Company's revenues is generated from its locations in the Philippines, India, Sri Lanka, Canada, Germany, Israel, United States and the United Kingdom.

The Company's chief operating decision maker (CODM) is the senior executive committee that includes the chief executive officer, chief operating officer, and the chief financial officer (interim).

The U.S. GAAP measures used by the Company's CODM to evaluate segment performance and allocate resources — such as employees, property, and financial or capital resources during the annual budgeting and forecasting process, are Revenues, Gross Profit and Income before provision for income taxes. Performance results are monitored, reviewed, and measured monthly and quarterly by comparing budget and forecast to actual results for profit measures, assessing returns on investment, compensation decisions and changing strategies, if required.

The accounting policies used by the DDS, Synodex and Agility segments are the same as those described in the summary of significant accounting policies.

The measure of segment assets is reported on the balance sheet as total consolidated assets shown in the table below (in thousands):

	Year Ended December 31,	
	2024	2023
Total assets:		
DDS	$ 87,165	$37,232
Synodex	4,983	3,379
Agility[1]	21,301	18,820
Total Consolidated	$113,449	$59,431

(1) Agility assets include goodwill of $2.0 million and $2.1 million as of December 31, 2024 and 2023, respectively

(2) Segment assets consist of cash, receivables, prepaid and other current assets, property and equipment, and intangibles.

INNODATA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023

The table below shows segment information for other significant income statement items (in thousands):

	Year Ended December 31, 2024			
	DDS	Synodex	Agility	Total
Revenues	$141,098	$7,864	$21,499	$170,461
Direct operating costs[(1)(3)]	88,186	5,763	9,438	103,387
Gross profit	52,912	2,101	12,061	67,074
Selling and administrative expenses[(2)(4)]	31,685	194	10,859	42,738
Segment operating income	21,227	1,907	1,202	24,336
Interest expense (income), net	(153)	—	4	(149)
Income before provision for income taxes	$ 21,380	$1,907	$ 1,198	$ 24,485

	Year Ended December 31, 2023			
	DDS	Synodex	Agility	Total
Revenues	$61,576	$7,511	$17,688	$86,775
Direct operating costs[(1)(3)]	40,057	6,712	8,713	55,482
Gross profit	21,519	799	8,975	31,293
Selling and administrative expenses[(2)(4)]	20,085	580	10,310	30,975
Segment operating income	1,434	219	(1,335)	318
Interest expense, net	174	—	5	179
Income before provision for income taxes	$ 1,260	$ 219	$(1,340)	$ 139

(1) Direct operating costs consist of direct and indirect labor costs, occupancy costs, data center hosting fees, cloud services, content acquisition costs, depreciation and amortization, travel, telecommunications, computer services and supplies, realized (gain) loss on forward contracts, foreign currency revaluation (gain) loss, and other direct expenses that are incurred in providing services to our customers.

(2) Selling and administrative expenses consist of payroll and related costs including commissions, bonuses, and stock-based compensation; marketing, advertising, trade conferences and related expenses; new services research and related software development expenses, software subscriptions, professional and consultant fees, provision for credit losses and other administrative overhead expenses.

(3) Includes non-cash expenses which consist mainly of depreciation, amortization of capitalized software development costs and stock-based compensation expense.

(4) Includes non-cash expenses which consist mainly of stock-based compensation expense.

Long-lived assets as of December 31, 2024 and 2023 by geographic region were comprised of (in thousands):

	Year Ended December 31,	
	2024	2023
United States	$10,182	$ 9,101
Foreign countries:		
Canada	6,265	7,328
United Kingdom	806	1,028
Philippines	3,532	3,484
India	2,251	1,791
Sri Lanka	587	423
Israel	63	13
Germany	4	—
Total foreign	13,508	14,067
Totals	$23,690	$23,168

Long-lived assets include the unamortized balance of right-of-use assets amounting to $4.2 million and $5.1 million as of December 31, 2024 and December 31, 2023, respectively.

One customer in the DDS segment generated approximately 48% of the Company's total revenues in the fiscal year ended December 31, 2024. Another customer in the DDS segment generated approximately 10% of the Company's total

revenues in the fiscal year ended December 31, 2023. No other customer accounted for 10% or more of total revenues during these periods. Further, in the years ended December 31, 2024 and 2023, revenues from non-U.S. customers accounted for 21% and 37%, respectively, of the Company's revenues.

Revenues for each of the two years in the period ended December 31, 2024 and 2023 by geographic region (determined based upon customer domicile), were as follows (in thousands):

	Year Ended December 31,	
	2024	2023
United States	$133,876	$54,430
United Kingdom	10,006	10,766
The Netherlands	8,059	7,291
Canada	8,696	7,156
Others – principally other European countries	9,824	7,132
Totals	$170,461	$86,775

As of December 31, 2024, approximately 16% of the Company's accounts receivable was due from foreign (principally European) customers and 61% of accounts receivable was due from two customers. As of December 31, 2023, approximately 31% of the Company's accounts receivable was due from foreign (principally European) customers and 53% of accounts receivable was due from three customers. No other customer accounted for 10% or more of the accounts receivable as of December 31, 2024 and 2023.

15. Income (loss) per Share

	For the Years Ended December 31,	
	2024	2023
Net income (loss) attributable to Innodata Inc. and Subsidiaries	$28,660	$ (908)
Weighted average common shares outstanding	29,163	28,131
Dilutive effect of outstanding options and restricted stock units	3,014	—
Adjusted for dilutive computation	32,177	28,131

Basic income (loss) per share is computed using the weighted-average number of common shares outstanding during the year. Diluted income per share is computed by considering the impact of the potential issuance of common shares, using the treasury stock method, on the weighted average number of shares outstanding. For those securities that are not convertible into a class of common stock, the two-class method of computing loss per share is used.

Options to purchase 4.0 million shares of common stock for the year ended December 31, 2024 were outstanding. Of these options, 3.7 million were included in the computation of diluted income per share while the remaining 0.3 million were not included in the computation of diluted income per share because the exercise price of the options were greater than the average market price of the common shares and therefore have not been considered as potential equity shares. Also included in the computation of dilutive income per share are 513,455 restricted stock units using the treasury stock method to determine the dilutive effect of restricted stock units outstanding as of December 31, 2024.

Options to purchase 6.3 million shares of common stock for the year ended December 31, 2023 were outstanding but not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

16. Derivatives

The Company conducts a large portion of its operations in international markets which subject it to foreign currency fluctuations. The most significant foreign currency exposures occur when revenue and associated accounts receivable are collected in one currency and expenses to generate revenues are incurred in another currency. The Company is also subject to wage inflation and other government mandated increases and operating expenses in Asian countries where the Company has the majority of its operations. The Company's primary inflation and exchange rate exposure relates to payroll, other payroll costs and operating expenses in the Philippines, India, Sri Lanka and Israel.

In addition, although most of the Company's revenue is denominated in U.S. dollars, a significant portion of total revenues is denominated in Canadian dollars, Pound Sterling and Euros.

The Company's policy is to enter derivative instrument contracts with terms that coincide with the underlying exposure being hedged for a period up to 12 months. As such, the Company's derivative instruments are expected to be highly effective. For derivative instruments that are designated and qualify as cash flow hedges, the entire change in fair value of the hedging instrument is recorded to Other comprehensive income (loss). Upon settlement of these contracts, the change in the fair value recorded in Other comprehensive income (loss) are reclassified to earnings and included as part of Direct operating costs. For derivative instruments that are not designated as hedges, any change in fair value is recorded directly in earnings as part of Direct operating costs.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. The Company does not hold or issue derivatives for trading purposes. All derivatives are recognized at their fair value and classified based on the instrument's maturity date. The total notional amount for outstanding derivatives designated as hedges was $22.5 million and $10.5 million as of December 31, 2024 and 2023, respectively.

The following table presents the fair value of derivative instruments included within the consolidated balance sheets as of December 31, 2024 and 2023 (in thousands):

	Balance Sheet Location	Fair Value	
		2024	2023
Derivatives designated as hedging instruments:			
Foreign currency forward contracts . . .	Accrued expenses	$499	$—
Foreign currency forward contracts . . .	Prepaid expenses and other current assets	$ —	$41

The effect of foreign currency forward contracts designated as cash flow hedges on the consolidated statements of operations for the years ended December 31, 2024 and 2023 were as follows (in thousands):

	2024	2023
Net gain (loss) recognized in OCI[1]	$(494)	$ 185
Net loss reclassified from accumulated OCI into income[2]	$ (58)	$(221)
Net gain recognized in income[3]	$ —	$ —

(1)   Net change in fair value of the effective portion classified into other comprehensive income ("OCI")

(2)   Effective portion classified within direct operating costs.

(3)   There were no ineffective portions for the period presented.

17. Line of Credit

On April 4, 2023, the Company entered into a Credit Agreement (the "Credit Agreement") with Wells Fargo Bank, National Association, as lender, and Innodata Inc., Innodata Synodex, LLC, Innodata docGenix, LLC and Agility PR Solutions LLC as co-borrowers. On July 21, 2023, Innodata Services, LLC signed a Joinder Agreement to join the Credit Agreement as a co-borrower. On August 5, 2024, the Company entered into a second amendment to the Credit Agreement (together with the Credit Agreement, the "Amended Credit Agreement"). The Amended Credit Agreement provides for a secured revolving line of credit (the "Revolving Credit Facility") up to an amount equal to the lesser of the borrowing base and $30.0 million (the "Maximum Credit") and provides that a Borrower may request an increase to the Revolving Credit Facility's Maximum Credit of up to, but not to exceed $50.0 million, subject to the approval of the Lender. The Revolving Credit Facility's borrowing base is calculated on the basis of (i) 85% of eligible accounts (other than eligible foreign accounts and unbilled accounts), plus (ii) the lesser of (a) 80% of eligible accounts that are unbilled accounts and (b) 30% of all eligible accounts, plus (iii) the lesser of (a) 85% of eligible foreign accounts, (b) 20% of all eligible accounts and (c) $4.0 million, minus (iv) certain other reserves and adjustments. As of December 31, 2024, such borrowing base calculation equaled approximately $22.3 million. The Credit Agreement contains a financial covenant that requires the Borrowers, on a consolidated basis, to maintain a fixed charge coverage ratio of not less than 1.10 to 1.00. Except as set forth in the Credit Agreement, borrowings under the Revolving Credit Facility bear interest at a rate equal to the daily simple secured overnight financing rate ("SOFR") plus 2.25%. The Company did not utilize the Revolving Credit Facility during the year ended December 31, 2024 or during the subsequent period through the filing date of this Report.

Exhibit Index update

Exhibits which are indicated as being included in previous filings are incorporated herein by reference.

Exhibit	Description	Filed as Exhibit
3.1(a)	Restated Certificate of Incorporation dated April 27, 1993	Filed as Exhibit 3.1(a) to our Form 10-K for the year ended December 31, 2003
3.1(b)	Certificate of Amendment of Certificate of Incorporation of Innodata Corporation dated February 28, 2001	Filed as Exhibit 3.1(b) to our Form 10-K for the year ended December 31, 2003
3.1(c)	Certificate of Amendment of Certificate of Incorporation of Innodata Corporation dated November 14, 2003	Filed as Exhibit 3.1(c) to our Form 10-K for the year ended December 31, 2003
3.1(d)	Certificate of Amendment of Certificate of Incorporation of Innodata Isogen, Inc. dated June 5, 2012	Filed as Exhibit 3.1 to our Form 10-Q for the quarter ended June 30, 2012
3.2	Form of Amended and Restated By-Laws	Filed as Exhibit 3.1 to Form 8-K dated December 16, 2002
4.1	Specimen of Common Stock certificate	Filed as Exhibit 4.1 to Form 10-Q dated August 7, 2015
4.2	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	Filed as Exhibit 4.2 to our Form 10-K for the year ended December 31, 2021
10.1	Form of Indemnification Agreement between us and our Directors and one of our Officers	Filed as Exhibit 10.3 to Form 10-K for the year ended December 31, 2002
10.2	Employment Agreement dated as of January 1, 2007 with Ashok Mishra*	Filed as Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2007
10.3	Employment Agreement dated as of March 25, 2009 with Jack S. Abuhoff*	Filed as Exhibit 10.1 to Form 8-K dated March 25, 2009
10.4	Amendment to Employment Agreement with Jack S. Abuhoff dated as of July 11, 2011*	Filed as Exhibit 10.1 to Form 8-K dated July 12, 2011
10.5	Innodata Inc. 2013 Stock Plan (as Amended and Restated effective June 7, 2016)	Filed as Annex B to Definitive Proxy dated April 18, 2016
10.6	Amendment Number 1 dated August 24, 2018 to Agreement dated January 1, 2007 between the Company and Mr. Mishra*	Filed as Exhibit 10.1 to Form 8-K dated August 28, 2018
10.7	Form of Stock Option Grant Letter for July 13, 2018 Grant, for Directors*	Filed as Exhibit 10.59 to Form 10-K dated March 26, 2019
10.8	Innodata Inc. 2021 Equity Compensation Plan, amended and restated effective as of April 11, 2023	Filed as Appendix A to Definitive Proxy Statement dated April 26, 2023
10.9	Form of Innodata Inc. 2021 Equity Compensation Plan Nonqualified Stock Option Award Agreement for Employees*	Filed as Exhibit 10.1 to S-8 Registration Statement dated June 16, 2021
10.10	Form of Innodata Inc. 2021 Equity Compensation Plan Nonqualified Stock Option Award Agreement for Directors*	Filed as Exhibit 10.2 to S-8 Registration Statement dated June 16, 2021
10.11	Form of Indemnification Agreement between Innodata Inc. and each of its Named Executive Officers and Directors*	Filed as Exhibit 10.1 to Form 8-K dated February 23, 2023

Exhibit	Description	Filed as Exhibit
10.12	Credit Agreement, dated as of April 4, 2023, by and among Innodata Inc., Innodata Synodex, LLC, Innodata Docgenix, LLC, and Agility PR Solutions LLC as borrowers, and Wells Fargo Bank, National Association, as lender (incorporated herein by reference to Exhibit 10.1 to the 8-K filed with the Securities and Exchange Commission on April 5, 2023)	Filed as Exhibit 10.1 to Form 10-Q dated May 11, 2023
10.13	Security Agreement, dated as of April 4, 2023, by and among Innodata Inc., Innodata Synodex, LLC, Innodata Docgenix, LLC, and Agility PR Solutions LLC as grantors, and Wells Fargo Bank, National Association, as secured party (incorporated herein by reference to Exhibit 10.2 to the 8-K filed with the Securities and Exchange Commission on April 5, 2023)	Filed as Exhibit 10.1 to Form 10-Q dated May 11, 2023
10.14	Guaranty, dated as of April 4, 2023, by and among Innodata Inc., Innodata Synodex, LLC, Innodata Docgenix, LLC, and Agility PR Solutions LLC as guarantors, and Wells Fargo Bank, National Association, as lender (incorporated herein by reference to Exhibit 10.3 to the 8-K filed with the Securities and Exchange Commission on April 5, 2023).	Filed as Exhibit 10.1 to Form 10-Q dated May 11, 2023
10.15	Joinder No.1 dated as of July 21, 2023 to (1) Credit Agreement, dated as of April 4, 2023, by and among Innodata Inc., Innodata Synodex, LLC, Innodata Docgenix, LLC, and Agility PR Solutions LLC as borrowers, and Wells Fargo Bank, National Association, as lender (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 5, 2023); (2) Security Agreement, dated as of April 4, 2023, by and among Innodata Inc., Innodata Synodex, LLC, Innodata Docgenix, LLC, and Agility PR Solutions LLC as grantors, and Wells Fargo Bank, National Association, as secured party (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on April 5, 2023; and (3) Guaranty, dated as of April 4, 2023, by and among Innodata Inc., Innodata Synodex, LLC, Innodata Docgenix, LLC, and Agility PR Solutions LLC as guarantors, and Wells Fargo Bank, National Association, as lender (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on April 5, 2023).	Filed as Exhibit 10.1 to Form 10-Q dated November 2, 2023

Exhibit	Description	Filed as Exhibit
10.16	Form of Innodata Inc. 2021 Equity Compensation Plan Restricted Stock Unit Agreement for Directors*	Filed as Exhibit 10.20 to Form 10-K dated March 4, 2024
10.17	First Amendment to the Credit Agreement, dated as of May 22, 2024, to Credit Agreement dated as of April 4, 2023, by and among Innodata Inc., Innodata Synodex, LLC, Innodata Docgenix, LLC, Agility PR Solutions LLC, and Innodata Services, LLC as borrowers, and Wells Fargo Bank, National Association, as lender.	Filed as Exhibit 10.1 to Form 10-Q dated August 9, 2024
10.18	Second Amendment to the Credit Agreement, dated as of August 5, 2024, to Credit Agreement dated as of April 4, 2023, by and among Innodata Inc., Innodata Synodex, LLC, Innodata Docgenix, LLC, Agility PR Solutions LLC, and Innodata Services, LLC as borrowers, and Wells Fargo Bank, National Association, as lender (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on August 8, 2024).	Filed as Exhibit 10.1 to the Current Report on Form 8-K dated August 8, 2024
10.19	Form of Innodata Inc. 2021 Equity Compensation Plan Restricted Stock Unit Agreement for Employees*	Filed herewith
19	Trading Policy for Innodata Stock	Filed herewith
21	Significant subsidiaries of the registrant	Filed herewith
23	Consent of BDO India LLP	Filed herewith
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith
97.1	Innodata Inc. Compensation Recoupment Policy	Filed as Exhibit 97.1 to Form 10-K dated March 4, 2024
101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Comprehensive Loss, (iii) the Consolidated Statements of Stockholders' Equity,	Filed herewith

Exhibit	Description	Filed as Exhibit
	(iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements	
104	Cover Page Interactive Data File	Included in Exhibit 101.

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* Exhibit represents a management contract or compensatory plan, contract or arrangement required to be filed as Exhibits to this Annual Report on Form 10-K.